EXHIBIT D

REPUBLIC OF COLOMBIA

SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the detailed information appearing herein.

	2001	2002	2003	2004	2005
Domestic Economy
Real GDP Growth (percent)(1)	1.5%	1.9%	3.9%	4.8%	5.1%
Gross Fixed Investment Growth (percent)(2)	8.5	9.9	15.4	13.4	19.8
Private Consumption Growth (percent)(2)	3.1	3.6	2.6	4.2	4.9
Public Consumption Growth (percent)(2)	(0.2)	(2.0)	(1.2)	3.3	4.8
Consumer Price Index(3)	7.6	7.0	6.5	5.5	4.9
Producer Price Index(3)	6.9	9.3	5.7	4.6	2.1
Interest Rate (percent)(4)	12.4	8.9	7.8	7.8	6.3
Unemployment Rate (percent)(5)	16.4	15.7	14.7	13.0	12.2
Balance of Payments	(millions of dollars)
Exports of Goods (FOB)(6)	$12,233	$11,794	$12,933	$16,442	$20,815
Oil and its derivatives(6)	3,285	3,275	3,383	4,227	5,559
Coffee(6)	764	772	809	949	1,471
Imports of Goods (FOB) (6)	11,826	11,653	12,792	15,324	19,431
Current Account Balance(6)	(1,089)	(1,359)	(974)	(938)	(1,930)
Net Foreign Direct Investment(6)	2,509	1,283	820	2,975	5,569
Net International Reserves	10,192	10,841	10,916	13,536	14,947
Months of Coverage of Imports (Goods and Services)	7.7	8.5	7.9	8.2	7.2
Public Finance(7)	(billions of pesos or percentage of GDP)
Non-financial Public Sector Revenue	Ps. 79,511	Ps. 86,893	Ps. 98,555	Ps. 128,758	Ps. 148,930
Non-financial Public Sector Expenditures(8)	87,509	93,967	104,911	129,676	150,012
Non-financial Public Sector Primary Surplus/(Deficit)(9)	2,697	2,114	5,728	8,404	10,509
Percent of GDP(1)	1.4%	1.1%	2.5%	3.3%	3.7%
Non-financial Public Sector Fiscal Surplus/(Deficit)	(7,078)	(7,747)	(5,746)	(3,586)	(954)
Percent of GDP(1)	(3.8)%	(3.9)%	(2.5)%	(1.3)%	(0.3)%
Central Government Fiscal Surplus/(Deficit)	(10,850)	(12,435)	(11,528)	(13,985)	(13,598)
Percent of GDP(1)	(5.8)%	(6.2)%	(5.1)%	(5.5)%	(4.8)%
Public Debt (10)
Public Sector Internal Funded Debt (billions of pesos)(11)	Ps. 67,478	Ps.83,487	Ps. 88,774	Ps. 99,366	Ps. 117,428
Percent of GDP(1)	35.8%	41.0%	38.8%	39.1%	41.4%
Public Sector External Funded Debt (millions of dollars)(12)	$22,932	$22,192	$24,206	$25,318	$23,716
Percent of GDP(1)	27.5%	27.5%	29.9%	26.0%	19.8%

1:	GDP figures calculated using new methodology implemented by DANE in 1999. Preliminary figures for 2004 and 2005.
2:	Estimated figures.
3:	Percentage change over the twelve months ended December 31 of each year.
4:	Average for each year of the short-term composite reference rate, as calculated by the Superintendencia Financiera (Financial Superintendency).
5:	Refers to the average unemployment rates in the thirteen largest cities in Colombia in December of each year.
6:	Figures for all years have been recalculated according to the recommendations contained in the fifth edition of the IMF’s Balance of Payments Manual. Preliminary figures for 2001 through 2005. Imports and exports of goods do not include “special trade operations.”
7:	All figures calculated according to IMF methodology, which includes privatization, concession and securitization proceeds as part of public sector revenues.
8:	The amounts of Central Government transfers to departments and municipal governments are not eliminated in the calculation of consolidated non-financial public sector revenue and consolidated nonfinancial public sector expenditures and, accordingly, the revenue and expenditure figures included above are greater than those that would appear were such transfers eliminated upon consolidation. See “Public Sector Finance.”
9:	Primary surplus/(deficit) equals total consolidated non-financial public sector surplus/(deficit) without taking into account interest payments or interest income.
10:	Subject to revision. Exchange rates at December 31 of each year.
11:	Includes peso-denominated debt of the Government (excluding state-owned financial institutions and departmental and municipal governments) with an original maturity of one year or more, and public sector entities’ guaranteed internal debt.
12:	Includes external debt of the Government (including Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial institutions) with an original maturity of one year or more.

Sources: Banco de la República, Ministry of Finance and Public Credit (“Ministry of Finance”), Departamento Administrativo Nacional Estadístico (“DANE”) and Consejo Superior de Política Fiscal (“CONFIS”).

CURRENCY OF PRESENTATION

All references herein to “pesos” and “Ps.” are to the currency of Colombia, and all references herein to “U.S. dollars,” “dollars,” “U.S.$” and “$” are to the currency of the United States of America. Unless otherwise indicated, all peso amounts are stated in nominal terms. As used herein, the term “billion” means one thousand million, or 1,000,000,000, and the term “trillion” means one thousand billion, or 1,000,000,000,000. The Financial Superintendency calculates and publishes a rate (the “representative market rate”) on a daily basis which is the average of the buy and sell foreign exchange rates quoted on the previous business day by certain commercial banks and financial corporations in the four largest Colombian cities. On June 30, 2005, the representative market rate published by the Financial Superintendency for the payment of obligations denominated in U.S. dollars was Ps. 2,331.81/$1.00. Historical amounts translated into pesos or dollars have been converted at the historical rates of exchange summarized below. See “Monetary System—Foreign Exchange Rates and International Reserves.” The fiscal year of Colombia ends December 31. The fiscal year ended December 31, 2005 is referred to herein as “2005”, and other years are referred to in a similar manner.

INTRODUCTION

Since 1950 and until 1998, Colombia had enjoyed real Gross Domestic Product (“GDP”) growth in every year (ranging from a low of 0.6% in 1998 to a high of 8.47% in 1978) and relatively stable rates of inflation as measured by the change in the consumer price index (with a low of 2.2% in 1955 and a high of 32.6% in 1963). In 1999, however, the Colombian economy contracted by 4.2% due to adverse climatic conditions, the negative effects of the financial crises in Asia and Russia, higher domestic interest rates and the significant decline in international crude oil and other commodity prices. In more recent years, the Colombian economy has returned to positive real growth with real GDP growing at 1.5% in 2001, 1.9% in 2002, 3.9% in 2003, 4.8% in 2004 and 5.1% in 2005. Inflation has been declining to an average of 7.6% in 2001, 7.0% in 2002, 6.5% in 2003, 5.5% in 2004 and 4.9% in 2005. Real GDP grew in 2005 mainly due to increased consumption and investment as a result of greater consumer and investor confidence in the economy. Inflation decreased in 2005 mainly due to higher productivity, the appreciation of the peso and lower expectations of inflation.

Due to the implementation of trade and foreign exchange liberalization policies, Colombia has experienced current account deficits in most years since 1994. In 2001 and 2002, the current account deficits totaled $1,089 million and $1,359 million, respectively, and were offset by capital account surpluses of $2,458 million and $1,304 million, respectively. The deficits in the current account in 2001 and 2002 were primarily due to a sharp decrease in the trade surplus, which fell from $2,633 million in 2000 to $579 million in 2001 and to $238 million in 2002. In 2003, the current account deficit fell to $974 million, while the trade balance recorded a surplus of $555 million and the capital account recorded a surplus of $703 million. In 2004, the current account deficit decreased to $938 million, while the trade surplus increased to $1,346 million and the capital account surplus increased to $3,192 million. The current account deficit widened to $1,930 million in 2005, while the trade surplus and the capital account surplus rose to $1,594 million and $3,334 million, respectively. The current account deficit in 2005 grew largely as a result of an increase in net outflows under the services account from $1,679 in 2004 to $2,089 in 2005 and an increase in net outflows under the income account from $4,332 to $5,525 in 2005.

Net foreign investment (including direct and portfolio investment), which stood at $2,389 million in 2001, fell to $2,298 million in 2002 and further declined sharply in 2003 to a net outflow of $849 million. The declining trend in net foreign investment reversed as it increased to $2,534 million in 2004 and further rose to $3,930 in 2005.

In 1999, Banco de la República, Colombia’s central bank, abandoned its currency band and adopted a floating exchange rate regime. As a result of that change, as well as other economic adjustment measures implemented by the Government, net international reserves at year end increased from $10,192 million in 2001 to $10,841 million in 2002, to $10,916 million in 2003 and to $13,536 million in 2004. At the end of 2005, net international reserves totaled $14,947 million.

Colombia’s ratio of total net non-financial public sector debt to GDP increased from 48.7% in 2001 to 56.9% in 2002. It decreased to 54.0% in 2003, 49.9% in 2004 and further to 46.0% in 2005, primarily as a result of the general increase in economic activity and the decrease in Government expenditure, as well as the tax, pension and labor reform legislation approved by Congress in October 2002 and the early retirement of certain external debt. Furthermore, as a result of these measures, Colombia’s ratio of total public sector debt to GDP decreased from 54.5% in 2002 to 51.2% in 2003, 47.0% in 2004 and further to 42.8% in 2005.

Colombia’s Central Government had experienced increasing fiscal deficits since 1994, principally because of:

•	lower than expected revenues as a result of lower than expected growth in the economy,

•	increased expenditures, especially in the areas of defense, justice and the pension system,

•	increased transfers of Central Government revenues to departments and municipalities, while Central Government expenditures (including interest payments) have continued to increase, and

•	increased debt service.

More recently, Colombia’s consolidated non-financial public sector deficit was at 2.5% of GDP in 2003 and 1.4% of GDP in 2004 and is estimated at 0.3% of GDP for 2005. The Central Government deficit is estimated at 4.8% of GDP for 2005, as compared to 5.5% in 2004 and 5.1% in 2003. The consolidated public sector deficit is estimated at Ps.24 billion, or less than 0.01% of GDP in 2005, which is the first time in 11 years Colombia’s consolidated public sector deficit as a percentage of GDP was close to nil. The improved fiscal situation in 2005 was mainly driven by higher tax collection, decreased interest payments compared to prior years, a stable level of government transfers, as well as higher oil prices that increased government income from Ecopetrol.

In an effort to continue a fiscal adjustment program that began in 1999 with the implementation of an Extended Fund Facility between Colombia and the International Monetary Fund (“IMF”), and that was aimed at curbing deterioration in the fiscal accounts, Colombia and the IMF entered into a two-year Stand-By Arrangement in January 2003. In May 2005, Colombia and the IMF entered into a new 18-month, $613 million Stand-By Arrangement to support Colombia’s economic program through November 2006, replacing the expired Stand-By Arrangement entered into in January 2003. Colombia intends to treat the new Stand-By Arrangement as precautionary and does not plan to draw on the facility.

Unlike other major Latin American countries, Colombia avoided hyperinflation and involuntary debt restructurings during the 1980s, although it faced the same external conditions (including lower export prices, economic recession in Colombia’s key trading partners, a reduction in foreign capital inflows and high interest rates) that negatively affected other Latin American countries during that period. During the 1980’s, Colombia did, however, enter into voluntarily syndicated loan agreements to refinance certain maturities of its commercial bank debt, and maintained access to new borrowings through multilateral and bilateral credits. Since 1993, Colombia has obtained access to the international capital markets through the issuance of bonds in the United States, Europe and Japan and through borrowings from commercial bank syndicates. Colombia has regularly met all principal and interest obligations on its external debt for over 60 years.

The Government believes that both changes in internal policy and international assistance will be required in order to improve the current economic situation and to further reduce the fiscal deficit. Other factors, such as increases in inflation, exchange rate fluctuations, increases in interest rates, declines in foreign direct and portfolio investment, adverse conditions in the international capital markets, changes in international commodity prices, violence and disruption associated with the guerilla groups and narcotics organizations and other political, economic and diplomatic developments in or affecting Colombia could have a material adverse effect on the country’s economy.

In March 2004, the Government presented to Congress a constitutional amendment seeking to lift the ban on presidential re-election. The re-election bill was approved by means of Legislative Act No. 02 dated December 27, 2004 (the “Legislative Act”) after it passed eight successful congressional votes (four successful congressional votes in two consecutive congressional terms). Following the filing of several complaints challenging the constitutionality of the Legislative Act, the Constitutional Court declared that the Legislative Act did not violate the Constitution.

Congress also passed the “Electoral Guarantees Law”, which regulates the manner in which a current president may act as a candidate in a re-election without having unfair advantages over his or her opponents. In November 2005, the Constitutional Court upheld the Electoral Guarantees Law as constitutional. Following the Constitutional Court’s decision, President Uribe declared his candidacy for president in the May 2006 elections.

On May 28, 2006, President Uribe was reelected in the first ballot with the 62.2% of the votes. Carlos Gaviria, from the Alternative Democratic Pole Party, finished second with 22.04% and Horacio Serpa, from the Liberal Party, was third with 11.84% of the votes.

President Uribe’s plans for his second term in office include the following goals:

•	Economy. The Government plans on achieving a 6% annual rate of growth. To that end, the Government plans on pursuing a stable macroeconomic policy, reforming the tax system, boosting credit supply and attracting foreign investors as major priorities. In addition, the Government plans on increasing the number of beneficiaries of social assistance programs.

•	Security. The Government intends on continuing its efforts to reduce homicides, kidnappings and illegal drugs production, insisting on a dialogue with the illegal armed groups and strengthening the programs of reintegration into civil society of former combatants.

•	Commercial relationships. The Government plans on promoting the redirection of the Andean Community of Nations, developing the agreements already signed with Mercosur, expanding the free trade agreements with countries of Central America and the European Union and increasing economic cooperation with China and Japan.

REPUBLIC OF COLOMBIA

Geography and Population

Colombia is the fourth largest country in South America, with a territory of 441,020 square miles (1,141,748 square kilometers). Located on the northwestern corner of the South American continent, Colombia borders Panama and the Caribbean Sea on the north, Peru and Ecuador on the south, Venezuela and Brazil on the east and the Pacific Ocean on the west.

Colombia is a country of great geographical diversity. Three ranges of the Andes, the Western, Central and Eastern Cordilleras, occupy the southwestern and central sections of the country, running through it from south to north. Grassland plains, known as Los Llanos, lie to the northeast of these ranges and extend to the Venezuelan border. The Amazon forest lies to the south of the grassland plains. The Magdalena River rises in the Central Cordillera and flows to the Caribbean Sea, near the city of Barranquilla, through a rich alluvial plain. Approximately 4% of the land is arable, approximately 41% is suitable for grazing and about 55% is forested. Colombia lies almost entirely in the north tropical zone; however, the country’s regional climates vary with altitude. A tropical climate predominates in the coastal and Amazon regions, while a temperate climate predominates in the mountains.

According to the National Administrative Department of Statistics (“DANE”) 2005 census, Colombia’s population was 41.2 million, up from the 37.1 million counted in the 1993 census. Over 7.8 million people live in the metropolitan area of Bogotá, the capital of Colombia. Medellín and Cali, the second and third largest cities, have populations of approximately 3.3 million and 2.5 million, respectively. The most important urban centers, with the exception of Barranquilla (the largest port city), are located in the Cordillera valleys. Colombia has a population density of approximately 94 people per square mile (36 people per square kilometer).

Colombia is generally classified as a middle-income developing country. The following table sets forth the latest selective comparative statistics published by the World Bank.

Selected Comparative Statistics

	Colombia	Venezuela	Brazil	Mexico	U.S.
GNI Per Capita (2004)(l)	$2,010	$4,040	$3,090	$6,790	$41,400
Life Expectancy at Birth (2004)	72	74	69	74	77
Illiteracy Rate (2004)(2)	8%	7%	14%	10%	n/a
Infant Mortality (2004)(3)	18	18	33	23	7
Poverty (2004)(4)	52%	n/a	22%	18%	n/a

n/a = Not available.

1:	GNI per capita (formerly GNP per capita) is the gross national income divided by the midyear population, converted to U.S. dollars using the World Bank Atlas method.
2:	Percentage ages 15 and over.
3:	Number of infants dying before reaching the age of one year, per 1,000 live births.
4:	Percentage of population living on less than $1 per day.

Sources: World Bank Group, Development Data Group. World Bank.

Government and Political Parties

The Republic of Colombia is one of the oldest democracies in the Americas, with regular transitions of power between successive administrations since 1957. In 1991, a popularly elected Constitutional Assembly approved a new Constitution, replacing the Constitution of 1886. The main features of the 1991 Constitution include further governmental decentralization, autonomy of the central bank, increased Congressional powers and the creation of several new public agencies. Colombia continues to be governed as a Presidential Republic.

On May 26, 2002, Mr. Alvaro Uribe was elected president of Colombia for the 2002-2006 term. President Uribe, a former member of the Liberal Party who ran as an independent, obtained approximately 53% of the popular vote. President Uribe assumed office on August 7, 2002, replacing Mr. Andrés Pastrana, who was elected in 1998. On May 28, 2006 President Uribe was re-elected for the 2006-2010 term after obtaining 62.2% of the popular vote in the first ballot. Carlos Gaviria, from the Alternative Democratic Pole, finished second with 22.04% and Horacio Serpa, from the Liberal Party, was third with 11.84% of the votes.

Originally, under the 1991 Constitution, the President was elected for a four-year term and could not be reelected to any subsequent term. In March 2004, the Government presented to Congress a constitutional amendment seeking to lift the ban on presidential re-election. The re-election bill was approved by means of Legislative Act No. 02 dated December 27, 2004 (the “Legislative Act”). Following the filing of several complaints challenging the constitutionality of the Legislative Act, the Constitutional Court declared that the Legislative Act did not violate the Constitution. Congress also passed the “Electoral Guarantees Law”, which regulates the manner in which a current president may act as a candidate in a re-election without having unfair advantages over his or her opponents. In November 2005, the Constitutional Court upheld the Electoral Guarantees Law as constitutional. Following the Constitutional Court’s decision, President Uribe declared his candidacy for president in the May 2006 elections.

Colombia is divided into 32 departments. Each department is divided into municipalities. Both governors of the departments and mayors of the municipalities are popularly elected.

Judicial power is vested in the Corte Constitucional (Constitutional Court), the Corte Suprema de Justicia (Supreme Court of Justice, or “Supreme Court”), the Consejo de Estado (Council of State), the Consejo Superior de la Judicatura (Supreme Judicial Council), the Fiscalía General de la Nación (National Prosecutor General) and in such lower courts as may be established by law. The function of the Constitutional Court, whose nine members are elected by the Senate for an eight-year term, is to assure that all laws are consistent with the Constitution and to review all decisions regarding fundamental rights. The Supreme Court is the final appellate court for resolving civil, criminal and labor proceedings. The Council of State adjudicates all matters relating to the exercise of public authority or actions taken by the public sector, including the review of all administrative decisions or resolutions that are alleged to contradict the Constitution or the law. The Council of State also acts as advisor to the Government on administrative matters. Supreme Court and Council of State justices are appointed for eight-year terms by their predecessors from a list of candidates provided by the Supreme Judicial Council. The National Prosecutor General, who is appointed for a four-year term by the Supreme Court from a list of three candidates submitted by the President, acts as the nation’s prosecutor. The judicial branch is independent from the executive branch with respect to judicial appointments as well as budgetary matters.

National legislative power is vested in the Congress, which consists of a 102-member Senate and a 166-member Chamber of Representatives. Senators and Representatives are elected by direct popular vote for terms of four years. The most recent Congressional election took place in March 2006 and the next Congressional elections will be held in March 2010. Senators are elected on a nonterritorial basis, while Representatives are elected on the basis of proportional, territorial representation. To be enacted into law, a bill must be approved by a majority of both houses of Congress. Differences between the two houses of Congress are resolved by a bicameral committee, which drafts a joint bill that is presented to both houses. The Constitution grants the President the right to veto bills passed by Congress, subject to Congressional override. Upon the signature of all ministers, the President may issue decrees under special circumstances, including a state of external war, significant domestic disruption or economic, social or ecological emergency. In each department, legislative power is vested in departmental assemblies whose members are elected by direct popular vote. At the municipal level, legislative power is vested in municipal councils, which preside over budgetary and administrative matters.

Traditionally, the principal political parties have been the Liberal Party and the Conservative Party. The following table shows the party composition of the Chamber of Representatives and Senate following the elections in the years indicated.

Party Composition of the Colombian Congress(1)

Party	Chamber of Representatives					Senate
	1991	1994	1998	2002	2006	1991	1994	1998	2002	2006
Liberal	54.0%	56.0%	53.4%	32.0%	21.8%	54.9%	59.0%	48.0%	30.6%	16.7%
Conservative	15.5	20.0	16.1	7.3	17.6%	8.8	23.0	15.0	9.9	17.6%
Others	30.5	24.0	30.4	60.5	60.6%	36.3	18.0	37.0	59.5	63.7%

	100.0%	100.0%	100.0%	100.0%	100%	100.0%	100.0%	100.0%	100.0%	98.0	%(2)

(1)	Totals may differ due to rounding.
(2)	Elections for the two Senate seats reserved for the indigenous territories will be repeated because the majority of votes for the reserved seats were blank votes.

Source: Registradría Nacional del Estado Civil (National Civil Registry).

Internal Security

Guerilla organizations have long been a part of Colombian society. The principal active guerilla organizations are the Fuerzas Armadas Revolucionarias Colombianas (Colombian Revolutionary Armed Forces, or “FARC”) and the Ejército de Liberación Nacional (National Liberation Army, or “ELN”). In many remote regions of the country that have traditionally lacked an effective government presence, the guerillas have exerted influence over the local population. In recent years, many of the guerillas have funded their activities through kidnappings and protection and other services rendered to narcotics organizations. In addition, the guerilla organizations have continued to commit acts of terrorism to draw attention to their causes and have focused much of their activities on the pipeline network owned by Empresa Colombiana de Petróleos (Colombian Petroleum Corporation, or “Ecopetrol”), the national oil company. Pursuant to the Ley Nacional de Regalías (National Royalties Law) of 1994, Ecopetrol pays a fee, related to the quantity of oil transported and the distance the oil is transported, to the various townships through which its pipelines run, which was implemented in order to help align the local communities’ interests with those of Ecopetrol. According to Ecopetrol, attacks on Colombia’s oil infrastructure declined from 34 attacks on the Caño Limón Coveñas pipeline in 2003, which resulted in $7.3 million in lost revenues to 17 attacks on the same pipeline in 2004, resulting in $5.84 million in lost revenues. In 2005, attacks on oil infrastructure rose to 25 attacks, resulting in $7.7 million in lost revenues.

Guerilla organizations have increased their violence and terrorism in recent years, largely, the Government believes, in response to the Government’s successful efforts to eradicate illicit crops and destroy drug processing and distribution centers.

Over the past fifteen years, the Government has implemented various measures to address the violence associated with the guerilla movements. From 1989 to 1992, as a result of bilateral negotiations, the M-19, the EPL, the Partido Revolucionario de los Trabajadores (Workers’ Revolutionary Party) and the Grupo Quintín Lame suspended all guerilla activities, and 6,500 guerillas joined civil society. In order to encourage guerilla groups to respect human rights, in 1994 Colombia enacted legislation incorporating the Second Protocol to the Geneva Convention of 1949 relating to the protection of victims of non-international armed conflicts.

During President Pastrana’s administration (1998-2002), the Government implemented a comprehensive peace initiative as part of the Plan Colombia directed primarily towards the FARC and the ELN. The peace policy focused on negotiations with the armed organizations; increased investment and economic development in conflict areas; and the introduction of social, political and economic reforms designed to improve living conditions, increase access to the political process and equalize the distribution of income. The Plan Colombia has been financed by the Government and by the Fondo de Inversión para la Paz (Peace Investment Fund or Peace Fund), which receives funds from the private sector, foreign governments and international agencies.

Between October 1999 and February 2002, peace talks ceased and resumed several times, and in 2001 the Government and the FARC signed two agreements outlining the negotiation process: the Acuerdo de los Pozos and the Acuerdo de San Francisco. However, on February 20, 2002, President Pastrana announced the suspension of the peace negotiations with the FARC and the end of the negotiation zone due to increased violence by the FARC against the civilian population. As of year-end 2005, negotiations between the FARC and the Government had not resumed.

After unofficial meetings in 1999 between the Government and the ELN, the two sides began formal peace discussions in June 2000, which have ceased and resumed several times over the last few years. In addition, the Government decided to grant political status to the ELN, an important step in the official negotiation process. However, on May 31, 2002, the Government suspended negotiations with the ELN after the breakdown of the most recent round of discussions in December 2001. Uribe administration officials have since met with leaders of the ELN to discuss a possible cease-fire; however, as of year-end 2005, no cease-fire had been announced. The Government has stated that it will not begin peace talks with any of Colombia’s armed rebel groups unless a unilateral cease-fire is first declared.

The Government estimated that there were approximately 16,170 members of guerilla groups in 2004, including the FARC, and approximately 10,916 members of paramilitary organizations in 2004. These figures were revised by November 2005 and the estimate was kept. The Colombian armed forces numbered 246,559 troops (including 72,242 career soldiers) as of December 2005.

In August 2002, President Uribe announced a State of Emergency in an effort to increase pressure on the guerilla groups. The State of Emergency authorized broad measures, such as the ability, following judicial authorization, to conduct searches without presenting warrants, impose curfews and restrict travel. The decree also authorized the Government to levy a one-time tax on the wealthy, discussed below, to raise funds in an effort to strengthen the security forces. Due to continued attacks by rebel groups against the Colombian population, the Government extended the State of Emergency for an additional 90 days, beginning on February 6, 2003. However, on April 29, 2003, the Colombian Constitutional Court lifted the State of Emergency, holding that the most recent extension was unconstitutional because, among other reasons, the Senate did not have the opportunity to comment on the extension. The Congress has since enacted legislation to assist in maintaining public order, including an anti-terrorism statute adopted on December 18, 2003. The constitutionality of the anti-terrorism statute adopted by Congress on December 18, 2003 was challenged in the Constitutional Court. On August 30, 2004, the Constitutional Court held that the qualified majority vote of the Chamber of Representatives that was required for the passage of the statute had not been attained and, consequently, the statute was unconstitutional.

The emergence of so-called “paramilitary” organizations has added to the violence in the country and these groups, whose activities have been condemned by the Government, have shown little respect for human rights or the rule of law. The principal group of paramilitaries is the Autodefensas Unidas de Colombia (Colombian United Self-Defense Group, or “AUC”). On July 15, 2003, leaders of the AUC formally agreed to begin peace negotiations with the Government and announced their intention to demobilize their forces entirely by December 2005.

Five divisions of unauthorized paramilitary organizations were dismantled in November and December 2004 under a demobilization plan developed by the Government. The demobilization plan is the result of the Santa Fe de Ralito Agreement that was signed between these paramilitary organizations and the Government on July 23, 2003 and ratified on October 7, 2004, through a public announcement called the “Acto de Fe por la Paz”. In 2005, 14,061 members of paramilitary groups were reintegrated into civil society. Furthermore, since the start of the Uribe administration through December 31, 2005, 22,865 members of illegal armed groups, including paramilitary organizations, have been demobilized.

Pursuant to Resolution No. 16, passed January 31, 2005, the National Government created a temporary safe zone for the paramilitary group Frente La Mojana in the region of Nueva Esperanza. This resolution began the second phase of demobilization for the group, with the purpose of fostering peace talks between the Government and the paramilitary organizations. The zone was operational from midnight on January 31, 2005 through midnight on February 4, 2005. The demobilization of Frente La Mojana is part of a governmental demobilization program that started in November 2003, continuing a dialogue between the Government and the paramilitary organizations that began in December 2002.

On July 25, 2005, the President approved Law 975 of 2005, known as the Justice and Peace Law, which constitutes the legal framework for future peace talks. This law allows members of illegal groups to demobilize in an individual or collective way, and offers the potential for reduced sentencing and prison terms if the individuals confess their crimes.

President Uribe’s Project for Democratic Security seeks to eradicate the guerilla and paramilitary groups and to provide security for all, without discrimination, against aggressors. To that end, the Government has established a voluntary civilian informant network to combat the insurgent groups and hopes to enlist up to one million citizens in this program. Among other objectives, the Project for Democratic Security also seeks to:

•	eliminate obligatory military service once the armed forces have expanded to include 100,000 career soldiers, and thereafter replace conscription with national service for men and women;

•	pass anti-terrorism legislation;

•	increase penalties for crimes and improve the justice system; and

•	support and improve the Plan Colombia.

The level of criminal activity has declined since the Uribe administration took office in August 2002. In particular, homicides decreased by 10.7%, terrorism decreased by 15.6%, automobile theft decreased by 22%, and kidnappings decreased by 44.4% during 2005, as compared to 2004. There can be no assurance, however, that the downward trend in criminal activity will continue in the future.

The Government has taken various steps to combat the activities of producing, processing and trafficking in narcotics and the violence and terrorism that have become associated with such activities since the mid-1980s. Among other measures, the Government has offered bounties for information leading to the capture of certain criminals, increased its spending on military and police forces and improved the effectiveness of the judicial system, in part through raising the salaries of, and providing greater personal security to, judges and prosecutors.

Colombia is also a party to the United Nations Convention Against Illicit Traffic in Narcotic Drugs and Psychotropic Substances. Other components of the Government’s anti-drug program include the following policies:

•	eradicating illicit crops,

•	controlling the raw materials necessary to process cocoa,

•	providing an alternative livelihood for small cocoa growers through subsidies and other means,

•	destroying drug processing and distribution operations, and

•	arresting and prosecuting drug traffickers.

Law 793 of 2002 permits the Government to initiate judicial proceedings to take over assets obtained through illicit means or used in the furtherance of illegal activities. In 1997, the Constitution was amended to permit extradition of Colombian citizens accused of criminal activity abroad. Although drug trafficking activities and acts of violence and terrorism continue to occur, in the recent past the Government has been successful in largely dismantling the “Cali” and “Medellín” cartels.

Decree 472, enacted in 1996, created the Plan Nacional de Desarrollo Alternativo (National Plan of Alternate Development). It seeks to remove voluntarily peasants and indigenous communities from activities related to the cultivation of illicit drug crops, through the introduction of sustainable and competitive alternative livelihoods for them. The program is currently established in 96 municipalities in Colombia. In an effort to improve the results of the program, President Uribe announced plans to pay 50,000 peasant families Ps. 5 million per year to cease cultivating illicit drug crops and instead assist in the restoration of national forests.

In 2005, 138,405 hectares of illicit coca crops were eradicated as compared to 136,551 hectares in 2004, representing an increase of 1.4%.

In July 2000, the United States Congress approved a $1,319 million counternarcotics aid package for Colombia and neighboring countries that complemented $300 million of assistance to Colombia already contemplated in existing U.S. legislation. Of the total aid package, $860.3 million, or 65% of the total resources, supported the Plan Colombia. The remaining 35% consisted of assistance to Peru, Bolivia and Ecuador and additional funding for U.S. agencies. The aid package to Colombia included American-supplied helicopters and

U.S. military trainers to assist Colombia in its anti-drug operations. In August 2002, however, the U.S. President signed anti-terrorism legislation that, in a policy shift, authorizes Colombia to use the military equipment and U.S.-trained Colombian soldiers directly against the rebels and paramilitary groups. In 2002 through 2005, the United States provided Colombia with over $2.2 billion in military and police assistance programs and over $523 million in economic and social assistance programs. Colombian government programs that have received U.S. aid include the Colombia National Police Project, the Colombia Military Project, the Narcotics Interdiction Project, the Alternative Development Program, the Democracy Project, the Vulnerable Groups Project, the Promotion of the Rule of Law Project and the Program of Development and Support. In addition, in August 2003, the U.S. President authorized the U.S. Department of State to resume assistance to Colombia in implementing an “Airbridge Denial Program” against civil aircraft suspected of trafficking in narcotics. The previous interdiction program was suspended in April 2001. From 2004 to 2005, the U.S. government provided Colombia a total of approximately $1.2 billion in aid for defense.

The United States provides assistance to Colombia to support its efforts to combat illegal drug-related activities. The U.S. conditions its assistance on the periodic determination as to the effectiveness of Colombia’s efforts. On September 15, 2005, pursuant to U.S. law requirements, the President of the United States issued a presidential determination listing the 20 nations deemed to be major drug transit or major illicit drug-producing countries for fiscal year 2006. Although, Colombia was included in the “major list”, the President of the United States determined that Colombia did not “fail demonstrably” during the previous 12 months to make substantial efforts to adhere to international counternarcotics agreements and take certain counternarcotics measures set forth in U.S. law. In fact, the White House Office of National Drug Control Policy, the Bureau for International Narcotics and Law Enforcement Affairs and the U.S. Agency for International Development (USAID) have highlighted the great progress in fighting drug-crop cultivation and drug trafficking made by Colombia.

So long as the Annual Presidential Determinations for Major Illicit Drug Producing and Drug-Transit Countries is released by the U.S. Department of State, an evaluation of Colombia, as a member of the “majors list,” will be released. In the event of a future decertification of Colombia, unless the U.S. President waives the effects a decertification would have under U.S. law, all United States assistance (other than certain counternarcotics and humanitarian assistance) to Colombia would be suspended and the United States would be obligated to vote against all loans and other assistance to Colombia by multilateral development banks. In addition, the United States could, but would not be obligated to, impose economic sanctions on Colombia, such as the withdrawal of certain trade preferences. The decertification of Colombia in 1996, 1997 and 1998 did not have a material adverse effect on the country, but no assurance can be given that a future decertification would not have this effect. On August 3, 2005, the U.S. Department of State announced that Colombia had met the criteria related to human rights set forth by the United States. This certification ensures continued aid from the United States. Various other countries have programs to provide assistance to Colombia to reduce illegal drug-related activities.

The Government anticipates that continued large expenditures on security and justice will be necessary over the medium-term to fight narcotics-related crime. The Government has in the past funded a portion of its increased security and justice expenditures through special taxes imposed on certain sectors, such as the petroleum industry. Pursuant to the State of Emergency decreed by President Uribe in August 2002, the Government assessed a one-time 1.2% tax on liquid assets to be paid by individuals and companies to finance security measures. Those individuals and companies who were elegible to pay the tax had to declare and pay the corresponding amount in four payments that fell due between September 2002 and June 2003. Given the lag in the accounting of public finances, approximately Ps. 37 billion, corresponding to the fourth payment of this tax, was accounted for in 2004 and, together with revenues collected in 2003, the Government raised approximately Ps. 2.5 trillion (or 1.2% of GDP in 2004) through this tax. No official studies have been published regarding, and private studies vary widely in their assessment of, the effect on the Colombian economy of narcotics trafficking and drug-related violence, including their effect on Colombia’s balance of payments, foreign investment flows and the allocation of productive activity. See “Foreign Trade and Balance of Payments—Foreign Investment.”

Other Domestic Initiatives

On June 27, 2003, the Government’s four-year national development plan entitled “Hacia un Estado Comunitario,” was enacted. The plan seeks to increase annual real GDP growth and reduce the unemployment rate and the public sector deficit through economic growth incentives. The plan, as enacted, calls for total expenditures of Ps. 112.7 trillion, of which Ps. 68.8 trillion will be spent on social programs, including the construction of low-income housing and an education initiative which seeks to integrate 1.5 million new students into the school system.

In addition, Ps. 30.2 trillion will be spent on infrastructure improvements and Ps. 3.3 trillion will be spent to purchase equipment for the armed forces. As part of its goal to reduce the fiscal deficit and modernize the country, the plan also contemplates reductions in the public sector workforce. It is contemplated that 46.5% of the total expenditures under the plan will be funded by the Central Government, 19.2% by new financings, 16.9% by state agencies and 17.4% by the private sector. The plan, as enacted, is consistent with the Government’s budget assumptions set forth under “Public Sector Finance” below.

In October 25, 2003, a national referendum was held in which fifteen proposals were submitted to voters for approval. These proposals included a two-year freeze on public sector wages and pensions exceeding twice the minimum wage, the elimination of the special pensions regime and the limitation of pensions of former Presidents and other high-ranking officials. Additional measures sought to curb corruption and to reduce the total size of Congress to 218 members.

Each measure was voted on individually. Fourteen of the proposals were defeated because less than 25% of eligible Colombians cast votes. Despite its referendum defeat, the Uribe administration remains firmly committed to the reduction of the public sector deficit. To this end, the Government presented to Congress in 2003 an alternative plan to curb Government expenses and reduce the deficit. The Government’s plan, entitled “Plan B,” was a combination of measures that do not require popular approval through a new referendum. These measures include expenditure cuts, reallocation of transfers to territorial and local governments and royalty and tax increases. Further deficit reducing measures were promulgated on December 29, 2003, including a tax reform that was intended to generate Ps. 2 trillion (approximately $710 million) in revenues in 2004.

In September 2004, the national Government presented a tax reform bill as part of its financing strategy for 2005. However, the absence of political support in the Senate for certain key elements of the bill led to its withdrawal by the Government.

The Government reformed the pension system effective June 20, 2005 to preserve and increase the Social Security System reserves. Under the pension reform, women who are 35 years or older as of 1993 and men who are 40 years or older as of 1993, or who had been working for more than 15 years, and who have made contributions for more than 750 weeks will maintain special pension benefits until 2014. Other eligible employees, who contributed for less than 750 weeks, will maintain their special pension benefits only until 2010. Additionally, the reform eliminates one of the 14 annual payments made to retired workers. The Government estimates that approximately 220,000 employees will not be able to retain their special pension benefits under the pension reform.

A capital markets reform bill was approved by Congress in July 2005 and became Law 964 of 2005. Law 964 seeks to modernize the regulatory framework for Colombia’s capital markets in order to, among other matters, foster growth in capital markets activity, provide a broader range of financing alternatives than has been traditionally available and promote increased access to the capital markets by Colombian and international investors.

The Law of Juridical Stability for investors was passed by Congress on July 8, 2005. This law is intended to protect investors and facilitate access to the Colombian financial markets, with the intention of increasing national and foreign investment. The goals of the law are to modernize regulation, provide liquidity to the market, and increase its transparency.

From June 6, 2006 to June 13, 2006, the Indice General de la Bolsa de Colombia (Colombian Stock Exchange Indicator, or “IGBC”) dropped by 30.1%, including a 10.5% drop on June 12, 2006. Following these events, the Government repealed Decree 4210 of 2004, thereby lifting the restriction on foreign investors that required their portfolio investments to remain in Colombia for at least one year in order to increase demand in the domestic fixed income and equity markets.

Foreign Affairs and International Organizations

Colombia has established diplomatic relationships with 183 countries. Colombia is a member of the United Nations, the IMF and the International Bank for Reconstruction and Development (the “World Bank”). On a regional level, Colombia is a member of the Organization of American States, the Organization of Caribbean States,

the Inter-American Development Bank (“IADB”), the Caribbean Development Bank, the Latin American Economic System, the Association of Caribbean States, the Economic Commission for Latin America and the Caribbean, Corporación Andina de Fomento, a multilateral development bank referred to as CAF, the Andean Parliament and the Andean Development Bank. Colombia is also party to several trade and commodity agreements, including the Andean Community of Nations (formerly known as the Andean Pact), the Latin American Integration Association, the Union of Banana Exporting Countries, the International Sugar Association and the World Trade Organization.

In 1992, a free-trade zone was formed with Venezuela, which has increased commercial trade and financial activity between the two neighboring countries. One key aspect of Colombia’s free trade agreement with Venezuela is a provision for integration of the two countries’ capital markets. As a result, Venezuelan and Colombian public and private sector companies are now able to raise capital in either country with relatively few restrictions. Colombia also has free trade agreements with Ecuador, Bolivia and Chile. The Andean Community of Nations, which is designed to create a five-nation free-trade zone, was revived in 1991. Pursuant to this agreement, Colombia, Venezuela, Peru, Ecuador and Bolivia implemented common external tariffs in 1995. In August 1997, the Andean Community members initiated a program to reduce the common external tariffs by 2005. In 2002, the Andean Community approved a new common external tariff that was scheduled to come into force on May 10, 2004. The Commission of the Andean Community decided to postpone on several occasions the initial effect date of the common external tariff due to the lack of agreement among members on the timeframe and the criteria to apply to the common external tariff. Through Decision 628, the Commission of the Andean Community set the initial effective date of the common external tariff for January 31, 2007.

Since 1995, Colombia had also been a party to a trade pact with Venezuela and Mexico. In April 2006, Venezuela formally announced its intention to withdraw from the Andean Community of Nations and, in May 2006, Venezuela announced its withdrawal from the trade pact with Mexico and Colombia. See “Foreign Trade and Balance of Payments—Foreign Trade—Geographic Distribution of Trade.”

On April 5, 2004, the Andean Community concluded a free trade agreement with Mercosur, the free trade association composed of Argentina, Brazil, Paraguay and Uruguay. This agreement, which was reached at a summit of the two trading blocks in July 2004, created a South American free trade area, which is expected to encourage positive economic benefits for the entire region.

On October 18, 2004, an economic complementation agreement was signed between Argentina, Brazil, Paraguay and Uruguay, each members of Mercosur, and the governments of Colombia, Ecuador and Venezuela, each members of the Andean Community. On August 3, 2005, another economic complementation agreement was signed between Mexico, Venezuela and Colombia to promote trade between the parties, increase opportunities for investment, protect intellectual property rights and promote an environment of fair competition between parties.

In October 2002, Colombia became eligible to participate in the Andean Trade Promotion and Drug Eradication Act, or ATPDEA, which President Bush signed in August 2002 and which extends, through December 31, 2006, the unilateral tariff preferences accorded the Andean countries through the Andean Trade Preference Act. In 2003, 48% of Colombia’s exports to the U.S. qualified for preferential treatment under the ATPDEA. Industries that benefited the most included flowers, footwear manufacturing and clothing.

In 2005, Colombian exports to the United States through ATPDEA totaled approximately $4.7 billion. Although the ratio between total Colombian exports to the United States and exports through ATPDEA in U.S. dollar terms decreased from 61.4% in 2004 to 56.0% in 2005, exports benefiting from the ATPDEA increased by 17.2% in 2005. For a further discussion of this legislation, see “Foreign Trade and Balance of Payments—Foreign Trade.”

On February 27, 2006, the United States and Colombia concluded negotiations on a free trade agreement that seeks to eliminate tariffs and other barriers to goods and services and expand trade between the two countries. The trade agreement will become effective upon approval by their respective legislatures. See “Foreign Trade and Balance of Payments—Foreign Trade—Geographic Distribution of Trade.”

ECONOMY

Gross Domestic Product

In 2001, real GDP grew by 1.5%. Further real growth in GDP was recorded in each of 2002, 2003 and 2004, with growth estimated at 1.9%, 3.9% and 4.8%, respectively. In 2005, real GDP grew by an estimated 5.1%.

The following factors contributed to the increase in the rate of growth in 2005:

•	an increase in domestic demand, primarily due to increased consumption and investment by households and businesses;

•	low domestic interest rates, lower inflation, lower unemployment and higher productivity;

•	the growth of the United States economy and other commercial partners’ economies that stimulated non-traditional exports;

•	higher prices of traditional export products like coffee, oil and coal, implying better terms of trade;

•	lower interest rates and other costs associated with obtaining access to the international capital markets; and

•	higher foreign capital inflows.

The services sector has traditionally been the largest sector of the Colombian economy. In 2005, it increased by an estimated 5.1% in real terms and represented an estimated 56.1% of GDP. Within the services sector, the financial services category grew by an estimated 6.7% in real terms and accounting for an estimated 5.8% of GDP in 2005. Manufacturing increased by 4.0% in real terms in 2005 and accounted for an estimated 14.7% of GDP. Agriculture, livestock, fishing, forestry and hunting have also traditionally played an important role in the Colombian economy. Production in this sector grew by an estimated 2.1% in real terms in 2005, accounting for an estimated 13.3% of GDP in 2005. Mining (including oil), increased by 3.0% in real terms in 2005 and represented an estimated 4.7% of GDP in 2005. Construction activity grew by an estimated 12.6% in real terms and accounted for an estimated 5.6% of 2005 GDP. Electricity, gas and water grew by 3.2% in real terms in 2005, and represented 3.0% of 2005 GDP. The transportation, storage and communications category grew by 5.1% in real terms in 2005 and accounted for an estimated 8.1% of 2005 GDP, and the retail, restaurants and hotels category grew by 9.2% in real terms and represented approximately 11.5% of GDP in 2005.

Gross fixed public investment, representing approximately 6.6% of 2005 GDP, increased by an estimated 22.8% in real terms in 2005 following a 10.0% decrease in 2004. Private investment, representing 13.0% of GDP, increased by an estimated 18.3% in real terms in 2005 as compared to a 30.1% increase in real terms in 2004. In 2005, public consumption increased by an estimated 4.8% in real terms, following an increase of 3.3% in 2004, and represented an estimated 18.9% of 2005 GDP. Private consumption grew by an estimated 4.9% in real terms in 2005, following positive real growth of 4.2% in 2004, and accounted for an estimated 63.2% of 2005 GDP.

The current official projection of real GDP growth for 2006 is 4.5%. No assurance can be given, however, that this projection will be reached.

The following tables set forth real GDP and demand as well as the composition and annual percentage growth rates of real GDP and demand, for the five years ended December 31, 2005.

Real GDP and Demand

	2001	2002	2003	2004(1)	2005(1)	2005(1)
	(millions of constant 1994 pesos)					(millions of current pesos)
GDP	Ps. 75,458,108	Ps. 76,917,222	Ps. 79,884,490	Ps. 83,699,782	Ps. 87,989,681	Ps. 283,847,595
Add: Imports of Goods and Services	13,481,714	13,714,994	14,357,298	16,786,386	21,021,845	60,619,810

Total Supply of Goods and Services	88,939,822	90,632,216	94,241,788	100,486,168	109,011,526	344,467,404
Less: Exports of Goods and Services	14,658,172	13,918,181	14,715,518	16,393,810	17,155,344	60,928,515

Total Domestic Supply	Ps. 74,281,650	Ps. 76,714,035	Ps. 79,526,270	Ps. 84,092,358	Ps. 91,856,182	Ps. 283,538,889

Allocation of Domestic Demand Consumption
Private Consumption	47,925,961	49,626,681	Ps. 50,928,040	Ps. 53,042,550	Ps. 55,637,765	Ps. 174,202,993
Public Consumption	15,838,555	15,528,972	15,336,212	15,836,149	16,597,015	54,871,050

	63,764,516	65,155,653	66,264,252	68,869,225	72,223,876	229,074,043

Gross Fixed Investment
Private Investment(2)	5,198,806	6,148,141	7,413,283	9,642,003	11,402,657	36,043,423
Public Investment(2)	4,796,254	4,831,162	5,258,131	4,731,955	5,811,759	18,370,777

	9,995,060	10,979,303	12,671,414	14,373,958	17,214,416	54,414,200
Changes in Inventory	522,074	579,079	590,604	849,175	2,417,890	50,646
Total Domestic Demand	Ps. 88,939,822	Ps. 90,632,216	Ps. 94,241,788	Ps.100,486,168	Ps. 109,011,526	Ps. 344,467,404

Totals	may differ due to rounding.
1:	Estimated.
2:	Investment is defined as gross fixed capital formation plus changes in inventory.

Source: DANE.

	Percentage of GDP(1)					Real Growth Rate(1)
	2001	2002	2003	2004(2)	2005(2)	2001	2002	2003	2004(2)	2005(2)
GDP	100.0%	100.0%	100.0%	100.0%	100.0%	1.5%	1.9%	3.9%	4.8%	5.1%
Add: Imports of Goods and Services	17.9%	17.8%	18.0%	20.1%	23.9%	6.8	1.7	4.7	16.9	25.2
Total Supply of Goods and Services	117.9%	117.8%	118.0%	120.1%	123.9%	2.3	1.9	4.0	6.6	8.5
Less: Exports of Goods and Services	19.4%	18.1%	18.4%	19.6%	19.5%	2.4	(5.1)	5.7	11.4	4.7
Total Domestic Supply	98.4%	99.7%	99.6%	100.5%	104.4%	2.2	3.3	3.7	5.7	9.2
Allocation of Domestic Demand Consumption
Private Consumption	63.5%	64.5%	63.8%	63.4%	63.2%	3.1	3.6	2.6	4.2	4.9
Public Consumption	21.0%	20.2%	19.2%	18.9%	18.9%	(0.2)	(2.0)	(1.2)	3.3	4.8

	84.5%	84.7%	83.0%	82.3%	82.1%	2.3	2.2	1.7	3.9	4.9
Gross Fixed Investment
Private Investment(3)	6.9%	8.0%	9.3%	11.5%	13.0%	26.0	18.3	20.6	30.1	18.3
Public Investment(3)	6.4%	6.3%	6.6%	5.7%	6.6%	(5.7)	0.7	8.8	(10.0)	22.8

	13.2%	14.3%	15.9%	17.2%	19.6%	8.5	9.9	15.4	13.4	19.8
Changes in Inventory	0.7%	0.8%	0.7%	1.0%	2.7%	(52.9)	10.9	14.7	14.8	184.7

Total Domestic Demand	117.9%	117.8%	118.0%	120.1%	123.9%	2.3	1.9	4.0	6.6	8.5

Totals	may differ due to rounding.
1:	Calculated using constant 1994 pesos.
2:	Estimated.
3:	Investment is defined as gross fixed capital formation plus changes in inventory.

Source: DANE

Principal Sectors of the Economy

The following table sets forth the composition of Colombia’s GDP by economic sector, in constant pesos and percentage terms, for the five years ended December 31, 2005.

Real GDP by Sector

	2001	% of Total	2002	% of Total	2003	% of Total	2004(1)	% of Total	2005(1)	% of Total
	(millions of 1994 pesos and as a percentage of GDP)
Agriculture, Livestock, Fishing, Forestry and Hunting

Coffee	Ps. 1,306,055	1.7%	Ps. 1,391,583	1.8%	Ps. 1,444,886	1.8%	Ps. 1,418,060	1.7	Ps. 1,449,146	1.7
Other Agriculture and Livestock	8,972,007	11.9	8,879,316	11.5	9,064,122	11.4	9,547,636	11.4	9,743,266	11.1
Fishing, Forestry and Hunting	408,112	0.5	428,479	0.6	482,861	0.6	486,618	0.6	502,669	0.6

Total Agriculture	10,686,174	14.2	10,699,378	13.9	10,991,869	13.8	11,452,314	13.7	11,695,081	13.3
Manufacturing Industry	10,865,827	14.4	11,147,900	14.5	11,649,378	14.6	12,461,374	14.9	12,954,029	14.7
Mining(2)	3,429,850	4.5	3,412,535	4.4	3,880,059	4.9	3,997,543	4.8	4,119,188	4.7
Electricity, Gas and Water	2,391,729	3.2	2,411,038	3.1	2,462,999	3.1	2,529,945	3.0	2,610,786	3.0
Construction	3,081,895	4.1	3,462,521	4.5	3,921,965	4.9	4,337,277	5.2	4,882,418	5.6
Services
Transportation, Storage and Communications	6,111,936	8.1	6,258,776	8.1	6,440,450	8.1	6,787,660	8.1	7,132,735	8.1
Retail, Restaurants and Hotels	8,105,546	10.7	8,259,466	10.7	8,709,266	10.9	9,239,043	11.0	10,090,198	11.5
Financial Services	3,834,322	5.1	3,942,037	5.1	4,348,476	5.4	4,748,073	5.7	5,064,364	5.8
Housing	7,495,830	9.9	7,587,030	9.9	7,688,161	9.6	7,781,260	9.3	7,872,553	9.0
Services to Companies except Financial Services and Housing	1,834,496	2.4	1,944,478	2.5	2,203,101	2.8	2,352,024	2.8	2,470,357	2.8
Government	11,653,804	15.4	11,575,400	15.1	11,519,590	14.4	11,895,110	14.2	12,466,628	14.2
Domestic Services	364,111	0.5	367,206	0.5	370,291	0.5	373,382	0.5	376,472	0.4
Other Services	3,673,363	4.9	3,707,038	4.8	3,734,996	4.7	3,784,223	4.5	3,858,559	4.4

Total Services	43,073,408	57.1	43,641,431	56.7	45,014,331	56.4	46,960,775	56.1	49,331,866	56.1
Minus: Imputed Banking Services	2,988,695	4.0	2,939,339	3.8	3,284,890	4.1	3,675,427	4.4	3,988,740	4.5
Plus: Duties and Tariffs on Imports	4,917,920	6.5	5,081,758	6.6	5,248,779	6.6	5,635,981	6.7	6,385,053	7.3

Real GDP	Ps. 75,458,108	100.0%	Ps.76,917,222	100%	Ps. 79,884,490	100%	Ps.83,699,782	100%	Ps.87,989,681	100%

Totals may differ due to rounding.

1:	Estimated.
2:	Includes petroleum.

Source: DANE.

The following table sets forth the annual change in Colombia’s real GDP by sector for the five years ended December 31, 2005.

Real GDP Growth by Sector(1)

	2001	2002	2003	2004(2)	2005(2)
Agriculture, Livestock, Fishing, Forestry and Hunting
Coffee	(1.0)%	6.6%	3.8	(1.9)	2.2
Other Agriculture and Livestock	(0.3)	(1.0)	2.1	5.3	2.1
Fishing, Forestry and Hunting	1.2	5.0	12.7	0.8	3.3
Total Agriculture	(0.4)	0.1	2.7	4.2	2.1
Manufacturing Industry	1.3	2.6	4.5	7.0	4.0
Mining(3)	(6.1)	(0.5)	13.7	3.0	3.0
Electricity, Gas and Water	3.1	0.8	2.2	2.7	3.2
Construction	3.9	12.4	13.3	10.6	12.6
Services
Transportation, Storage and Communications	4.0	2.4	2.9	5.4	5.1
Retail, Restaurants and Hotels	3.1	1.9	5.5	6.1	9.2
Financial Services	2.1	2.8	10.3	9.2	6.7
Housing	0.9	1.2	1.3	1.2	1.2
Services to Companies except Financial Services and Housing	8.4	6.0	13.3	6.8	5.0
Government	0.6	(0.7)	(0.5)	3.3	4.8
Domestic Services	0.9	0.9	0.8	0.8	0.8
Other Services	1.1	0.9	0.8	1.3	2.0
Total Services	2.1	1.3	3.2	4.3	5.1
Minus: Imputed Banking Services	2.5	(1.7)	11.8	11.9	8.5
Plus: Duties and Tariffs on Imports	4.7	3.3	3.3	7.4	13.3
Real GDP	1.5	1.9	3.9	4.8	5.1

Totals	may differ due to rounding.
1:	Calculated using constant 1994 pesos.
2:	Estimated.
3:	Includes petroleum.

Source: DANE.

Agriculture, Livestock, Fishing, Forestry and Hunting

Colombia’s tropical climate and range of altitudes are conducive to a wide variety of agriculture. Coffee, sugarcane, flowers, bananas, potatoes and plantains have traditionally been considered the most important products. Colombia is currently the world’s largest exporter of Arabica coffee, the second largest exporter of flowers after the Netherlands and the third largest exporter of bananas after Ecuador and Costa Rica. In 2005, the combined sectors of agriculture (including coffee), livestock, fishing, forestry and hunting (the “total agriculture” sector) comprised, in the aggregate, an estimated 13.3 % of total GDP. The production of the total agriculture sector grew by an estimated 2.1% in real terms in 2005, compared to 4.2% growth in real terms in 2004. The non-coffee agricultural and livestock sector accounted for an estimated 11.1% of GDP in 2005, growing by an estimated 2.1% in 2005, as compared to 5.3% real growth in 2004. In 2005, the fishing, forestry and hunting sector comprised 0.6% of GDP, increasing by an estimated 3.3% in real terms, after real increases of 0.8% in 2004.

Coffee production (excluding coffee processing) represented 1.7% of GDP in 2005, increasing by an estimated 2.2% in real terms, as compared with 1.9% negative growth in 2004. The value of coffee exports increased by 43.1% in 2005. Despite the traditional importance of coffee as an export product, Colombia’s dependency on coffee as a source of export revenues has diminished during the past few years, as the volume of other agricultural exports, particularly bananas and flowers, has grown. Furthermore, since the breakdown in 1989 of the International Coffee Agreement between coffee growers and consumers, which regulated the coffee supply and helped maintain coffee prices, market conditions have changed markedly. New competitors such as Vietnam have emerged and have attained, in a short period of time, coffee production and export levels similar to those of traditional coffee growers such as Brazil and Colombia.

The National Coffee Fund stabilizes domestic coffee prices. The fund is a government entity administered by the National Coffee Growers’ Federation, which is made up of representatives of coffee producers. The National Coffee Growers’ Committee, made up of representatives of coffee producers, the Minister of Finance and Public Credit, the Minister of Agriculture and Rural Development, the Minister of Commerce, Industry and Tourism and the Minister of Foreign Relations, functions as the National Coffee Fund’s board of directors. This committee, subject to the veto right by the Minister of Finance and Public Credit, periodically establishes an internal coffee price paid to local growers. To the extent that export prices, adjusted for transportation and insurance costs, exceed the established internal price for coffee, the National Coffee Fund accumulates a surplus. To the extent that export prices fall below the internal price, the National Coffee Fund draws on accumulated reserves to pay growers the difference between the export and internal prices. The National Coffee Fund recorded fiscal deficits of Ps. 77 billion in 2001 and Ps. 168 billion in 2002. During 2003 and 2004, the National Coffee Fund registered fiscal surpluses of Ps. 311 billion and Ps. 37 billion, respectively. The smaller surplus in 2004 was primarily due to the appreciation of the peso and the lack of hedging to protect the National Coffee Fund from exchange rate risk during that year. In 2005, the fund registered a fiscal surplus of Ps. 124 billion. The increase in 2005 was primarily due to higher revenues from gross exploitation arising primarily from coffee exports made by the Federation. The weighted average price of coffee exported by Colombia increased by 43.1% in 2005, from $0.84 per pound in 2004 to $1.20 per pound in 2005. Coffee exports accounted for 7.1% of total merchandise exports in 2005, as compared to 5.8% in 2004.

During the Pastrana administration, the Government launched initiatives designed to foster competition and sustain development in rural areas. The most important of these initiatives were the Incentivo a la Capitalización Rural (Rural Capitalization Incentive Program), intended to channel private sector resources into agricultural projects; a foreign trade policy designed to protect national agricultural production and promote research into potential foreign markets for Colombian agricultural products; modernization of agricultural marketing systems; promotion of agrarian reform through the Instituto Colombiano para la Reforma Agraria (INCORA); strengthening the Plan Nacional de Desarrollo Alternativo (National Plan for Alternative Development), which promotes alternatives to the production of illicit products; and making financing for agricultural production and marketing more accessible by means such as the creation of the new Banco Agrario (the successor to the liquidated Caja Agraria).

In addition, the Government developed a Ps. 100 billion credit line for the agricultural sector in 2000, through the use of new “agricultural reactivation funds.” Banco Agrario made disbursements of Ps. 1,028.7 billion in 2004 and Ps. 1,271.8 billion in 2005, ending the year with a total loan portfolio of Ps. 2,191.8 billion, as compared to a total loan portfolio of Ps. 1,707 billion at December 31, 2004.

Moreover, Fondo para el Financiamiento del Sector Agropecuario (“Finagro”), acting in its capacity as a rediscount bank, extended approximately Ps. 1,892.1 billion of loans to rural producers during 2004, an increase of approximately 21.3% in nominal terms in relation to 2003. In 2005, these loans totaled 2,207.9 billion, an increase of 16.7% in nominal terms in relation to 2004.

Manufacturing

The production of the manufacturing sector increased by 4.0% in 2005. Manufacturing accounted for an estimated 14.7% of 2005 GDP. Fifteen categories within the manufacturing sector showed positive real increases in 2005, while four sectors showed negative real growth. The largest increases within the manufacturing sector were registered by transportation equipment (which showed a 22.1% real increase), furniture and related products (which showed a 12.3% real increase) and glass, glass products and other non-metallic products (which showed a 12.0% real increase). The categories experiencing negative real growth were processed tobacco (which showed a 14.0% real decrease), yarns and threads, textile fabrics including velvet (which showed a 5.4% real decrease), leather, leather products and footwear (which showed a 3.7% real decrease) and other processed foods (which showed a 0.3% real decrease).

The following table summarizes the composition of industrial sector output and sets forth the rates of real growth for each sector for the periods indicated.

Composition and Real Growth of the Manufacturing Sector(1)

	Percentage of Total(1)					Percent Growth(1)
	2001	2002	2003	2004(2)	2005(2)	2001	2002	2003	2004(2)	2005(2)
Beef and Fish	3.4%	3.4%	3.4%	3.3%	3.3%	(8.9)%	3.0%	3.8%	5.4%	1.1%
Other Processed Foods	15.1	15.7	14.8	14.3	13.8	3.4	6.9	(2.0)	3.9	(0.3)
Sugar	2.7	2.7	2.7	2.6	2.6	0.0	2.9	2.0	2.4	5.4
Beverages	6.8	6.8	6.5	6.0	5.8	5.6	2.8	0.1	(1.8)	1.9
Processed Tobacco	0.7	0.8	0.8	0.8	0.6	0.2	19.8	6.9	(2.2)	(14.0)
Yarns and Threads; Textile Fabrics including Velvet	4.1	3.8	3.9	3.9	3.5	2.5	(3.8)	6.2	5.8	(5.4)
Knitted and Crocheted Fabrics; Clothing	6.8	6.5	7.0	7.1	6.9	4.8	(2.4)	12.9	8.3	0.8
Leather and Leather Products, Footwear	1.8	1.8	1.9	1.9	1.8	(10.2)	0.9	7.3	10.4	(3.7)
Wood, Cork and Straw Products	0.8	0.8	0.8	0.8	0.8	(6.5)	(4.4)	7.8	11.7	3.7
Paper and Pasteboard	4.5	4.2	4.3	4.1	4.1	3.0	(3.0)	6.9	0.9	3.3
Printing and Related Products	4.0	3.9	4.0	4.0	4.1	2.8	(0.1)	8.0	7.2	6.8
Processed Petroleum Products	6.8	6.7	6.5	6.4	6.2	(3.0)	0.0	2.5	5.4	0.4
Basic and Elaborated Chemical Products other than Rubber and Plastic Products	14.5	14.4	13.8	13.8	13.3	(4.9)	2.0	(0.3)	6.9	0.1
Rubber and Plastic Products	5.7	5.9	5.9	6.1	6.4	2.7	7.0	4.3	11.3	8.4
Glass, Glass Products and other Non-metallic Products	6.1	6.2	6.4	6.2	6.7	2.4	4.0	7.5	4.2	12.0
Furniture and Related Products	3.2	3.1	3.7	3.9	4.2	10.7	(0.3)	25.4	11.1	12.3
Metals and Metallic Products other than Machinery and Equipment	5.6	5.9	6.6	6.7	7.1	(4.3)	8.2	16.6	8.9	10.5
Machinery and Electric Supplies	4.8	4.8	4.8	5.3	5.6	8.1	2.5	5.8	16.5	9.8
Transportation Equipment	2.5	2.4	2.1	2.7	3.2	36.6	0.5	(7.8)	38.5	22.1

Total	100.0%	100.0%	100.0%	100.0%	100.0%	1.3	2.6	4.5	7.0	4.0

Totals may differ due to rounding.

1:	Calculated using constant 1994 pesos.
2:	Preliminary.

Source: DANE.

The Government has sought to develop the industrial sector through policies promoting the modernization of machinery and other productive assets. The Government has implemented part of its industrial policy through the Fondo Nacional de Productividad y Competitividad (National Fund for Productivity and Competitiveness). This agency, with participation from private companies and industrial organizations, promotes industrial development through research, the formulation of policies on competitiveness and the provision of technical and financial assistance to private companies seeking to modernize their production processes.

Mining and Petroleum

Colombia holds substantial reserves of petroleum, natural gas, coal, minerals, precious metals and precious and semi-precious stones, including nickel, gold, silver, platinum and emeralds. It is among the world’s leading exporters of emeralds, gold and coal. Colombia is also the third largest Latin American exporter of oil, after Venezuela and Mexico. According to statistics compiled by DANE, the mining sector as a whole (including the petroleum industry) accounted for approximately 4.7% of GDP in 2005, compared to approximately 4.8% of GDP in 2004. The production of the mining sector increased in 2005, recording real growth of 3.0%, as compared to 2004. In recent years, the mining sector has contributed significantly to Colombia’s export revenues. For example, 47.4% of total exports in 2005 (FOB) were attributable to the mining sector, as compared to 45.9% in 2004. Oil and its derivatives, coal, nickel and gold were the major mining products exported during 2005.

The Republic owns all oil and gas reserves within the territory of Colombia. Until 1974, the Government entered into concession contracts which allowed private companies to exploit oil or gas fields for limited periods of time (usually 20 years). Since 1974, Ecopetrol, the Government-owned oil company, has exploited these reserves either directly or in association with private companies. Colombia permits oil and gas exploration and production under four principal types of arrangements:

1.	Ecopetrol directly operates oil and gas fields, usually after the expiration of a concession contract.

2.	Ecopetrol enters into association contracts with private companies, as described below, most commonly for the purpose of exploring and exploiting new oil fields.

3.	Ecopetrol enters into shared risk contracts, which are a variation of the standard association contract.

4.	Ecopetrol enters into risk service contracts, where private companies make investments to increase production in fields operated by Ecopetrol.

The Pastrana administration, acknowledging the importance of crude oil to the economy, initiated a comprehensive set of reforms designed to increase Colombia’s competitiveness and investment in oil exploration and development. In December 1998, Congress passed a national tax reform law. This measure allows the intangible costs associated with oil exploration and exploitation to be amortized on a straight-line basis, instead of requiring amortization to be calculated by the units of production method. In May 1999, the Government issued Decree 788 of 1999, which expedites and streamlines the process of obtaining environmental licenses for oil exploration. These policies, together with the recovery in oil prices, contributed to the significant increase in contractual activity in 2000 and 2001. In 2003, Ecopetrol was divided into two divisions: Ecopetrol S.A. which is the operator and promoter of O&G (oil and gas) and the Hydrocarbon National Agency (HNA), which is in charge of the administration of the national resources. The main task of the HNA is to assign the areas for exploration and exploitation. To date, under this new scheme, the HNA developed a new contract of E&P (exploration and production) in which the contractor has a high level of autonomy over the stages of the process and the work plan. Additionally, it reduces the participation of the State, attracting new investments in this sector.

Under Colombia’s royalty system, the national, departmental and municipal governments share a royalty on all crude oil and natural gas production. For most of Ecopetrol’s oil field exploration and exploitation contracts, the royalty is equal to 20% of the total value of the oil production from the field. Concession contracts, however, individually provide a royalty percentage which is unique to the particular contract. In 1999, a modification to the royalty system established a sliding royalty percentage linked to the level of production for oil fields discovered after July 29, 1999. Under the various contract arrangements discussed below between Ecopetrol and private companies, it is customary for Ecopetrol to calculate its own share of production after payment of the royalty. Law 756 of 2002 further modified the oil royalties system and is geared to encouraging oil exploration in small- and medium-size fields by establishing variable royalties ranging from 8% for fields producing up to 5,000 barrels per day to 25% for fields producing in excess of 600,000 barrels per day.

Association Contracts. Since 1974, Ecopetrol has developed Colombia’s oil reserves principally through association contracts with foreign private sector companies. In 2000, association contracts accounted for all of Ecopetrol’s exploratory well drilling operations. According to Law 1760 of 2003, Ecopetrol could enter into association contracts until December 31, 2003. In 2004, this activity was assigned to the National Agency of Hydrocarbons under a different exploration and exploitation contract. The standard terms of these contracts have been modified over the years, as described below.

Under association contracts entered into before March 1994, including the contracts related to the Cusiana and Cupiagua oil fields, the private company party to the contract (the “associate”) explores an agreed-upon area at its own risk and expense. Ecopetrol thereafter has the option to become a joint venture partner with the associate by reimbursing the associate for 50% of the exploration costs of oil wells within commercially viable fields and 50% of all future development costs related to those fields. Ecopetrol can either reimburse the associate in cash or grant the associate part of Ecopetrol’s share of future production. As a joint venturer, Ecopetrol obtains the rights to 50% of the production. For contracts entered into between 1990 and March 1994, Ecopetrol initially receives 50% of the production, but its share gradually increases as accumulated production reaches specified levels. At the end of 2005, the weighted average of Ecopetrol’s share under these contracts was 44.6% of the production. If Ecopetrol does not elect to become a joint venture partner within a certain period of time (generally 60 to 90 days after the associate has determined that a field is commercially viable), the associate has the sole right to crude oil production from the field until it has sold production with a value equal to 200% of its total cash costs and investments. Thereafter, upon reimbursement of 50% of all of the associate’s past costs and investments by Ecopetrol, future costs and production are automatically shared as if Ecopetrol had initially elected to become a joint venture partner in the field.

Since 1994, modifications made to Ecopetrol’s standard association contracts maintain the associate’s share at 50% of production until aggregate production exceeds sixty million barrels. Thereafter, Ecopetrol’s share increases gradually, up to a maximum of 75% of production. In 1995, further modifications to the standard association contracts require Ecopetrol to pay for half of the exploration costs, not only for wells which ultimately prove to be productive, but also for dry wells, stratigraphic wells and seismic exploration in fields that become commercially viable. Another 1995 modification also allows Ecopetrol to negotiate, at least five years before an association contract would otherwise expire, an extension of the production phase of the contract. The modifications also provide for competitive bidding for the right to explore and exploit marginal fields (defined according to certain technical, financial and operational criteria). In the bidding process, private companies bid percentages of production they will pay to Ecopetrol in exchange for the rights. Winning bidders are responsible for all future investment and operating costs related to the field.

In 1997, to promote private sector activity in the development of inactive areas and small fields and in the search for natural gas, Ecopetrol again modified its standard association contracts. These modifications lengthen the periods of exploration and exploitation, increase the levels of reimbursement for associates’ explorations costs and provide for the reimbursement of exploration costs in real terms in U.S. currency.

On July 2, 1999, Ecopetrol’s board of directors approved two additional modifications to the standard terms of its association contracts, applicable to new association contracts:

•	Reduction of Ecopetrol’s Initial Participation. Ecopetrol decreased its initial participation under these contracts from 50% to 30%. Accordingly, for all fields exploited under new association contracts, Ecopetrol will assume responsibility for 30% of investments and costs and will receive 30% of production.

•	Modified R Factor. Ecopetrol modified the formula used to determine the increase in Ecopetrol’s share of production (the “R Factor”). The R Factor is calculated by dividing accumulated revenues by cash investments and costs. If the R Factor increases above a certain profitability threshold, Ecopetrol’s share of production increases above the initial 30%. Pursuant to the July 2, 1999 modifications, Ecopetrol raised the profitability threshold at which the R Factor triggers an increase in Ecopetrol’s share from 1.0 to 1.5. Associates benefit from this modification because Ecopetrol’s share remains at 30% for a longer period of time. In addition, the R Factor is now calculated in constant dollars. This new calculation method is designed to prevent inflation from independently causing an increase in the R Factor and a corresponding increase in Ecopetrol’s share.

In July 2003, the Government announced that, in order to promote investment in wells and increase oil production, foreign oil companies will be able to negotiate extensions of their existing association contracts. As of December 31, 2005, four existing contracts had been extended.

The following table sets forth the number of association contracts entered into during the years indicated and the number of contracts outstanding at the end of each year.

Association Contracts

	2001	2002	2003	2004	2005
Total Signed During Period(1)	28	14	21	7	3
Total Outstanding(2)	128	114	105	91	83

1:	Does not include risk service contracts or shared risk contracts.
2:	Includes shared risk contracts where the associate is the operator.

Source: Ecopetrol.

In 2001, Ecopetrol signed 28 new association contracts. In 2002, Ecopetrol signed 14 new association contracts and three risk service contracts. In 2003, there was an increase in activity as 21 new association contracts and two risk service contracts were signed. In 2004, the number of new contracts decreased with seven new association contracts and six risk contracts being signed. In 2005, the decline continued as only 3 new association contracts, 2 shared risk contracts and 5 favorability clause contracts were signed.

Shared Risk Contracts. Since 1987, Ecopetrol has also used shared risk contracts for the exploration and cultivation of oil fields. Except as described below, these contracts are nearly identical to standard association contracts. Ecopetrol only uses shared risk contracts when geological analysis suggests specific fields will be particularly profitable. Ecopetrol’s initial shared risk contracts permitted Ecopetrol to participate in the development of these fields beginning in the second year of the exploration phase. Under these contracts, Ecopetrol assumed 15% of the exploration costs and risks at the beginning of the second year in exchange for a larger share of future production and equal representation on the executive committee of the unincorporated joint venture. Only three of these shared risk contracts remain in force as of December 31, 2005.

Ecopetrol’s shared risk contracts have undergone significant modifications over the years. For example, in September 1995, Ecopetrol modified the standard terms for its shared risk contracts for use in areas in which it already conducts exploration directly. Under these contracts, Ecopetrol retains its status as operator of the field, and assumes responsibility for 50% of the related investments and costs. The other contracting party is responsible for the remaining 50% of investments and costs. Private companies submit bids based upon the percentage of production they will assign to Ecopetrol. The successful bidder obtains the right to enter into the shared risk contract with Ecopetrol.

Risk Service Contracts. Ecopetrol introduced the risk service contract in January 1998 to increase production through the use of new technologies in oil fields that it currently operates. Under these contracts, Ecopetrol continues to operate the field, but 100% of the investment in new technologies is made by a private company. In return, the private company receives a percentage of the incremental production increase resulting from the investment in technology. The specific percentage is subject to a bidding process between private companies, but in no case may it exceed 75%. As of May 31, 2006, Ecopetrol has two existing risk service contracts for the development of the Valdivia-Almagro field and the Rancho Hermoso field.

Ecopetrol has designed another type of contract to promote the exploitation by private companies of both undeveloped and inactive fields. Under this type of contract, the private company assumes total responsibility for the development and operation of a field in exchange for a fee per barrel, which varies with the level of production and is paid in U.S. dollars. As of May 31, 2006, seven contracts of this type remained outstanding.

In June 2003, the Government split Ecopetrol into three state-owned entities. Ecopetrol S.A., the operating unit, will continue to manage the operations of Colombia’s existing oil fields. Agencia Nacional de Hidrocarburos (“ANH”), an administrative unit that manages, as of January 1, 2004, Colombia’s petroleum resources by assigning areas for exploration and production, evaluating the potential of the country’s petroleum reserves, promoting Colombia’s petroleum resources to attract investment and collecting royalties. Ecopetrol was able to enter into new contracts through December 2003, since which date ANH has entered into all new oil and gas exploration and production contracts. Promotora de Energia de Colombia, the investment unit, will manage some of Ecopetrol’s non-strategic investments. No longer owned 100% by the Ministry of Mines and Energy, Ecopetrol S.A. is now a state-owned share company. The Ministry of Finance owns 95% of Ecopetrol S.A.’s shares and the remaining shares are owned by other public sector enterprises.

On December 31, 2005, Colombia’s proven crude oil reserves totalled approximately 1,453 million barrels. This consisted of approximately 666 million barrels of oil that Ecopetrol may exploit directly, 777 million barrels that are subject to association contracts and 10 million barrels that are subject to concession contracts. At that date, Colombia’s proven gas reserves totalled an estimated 4.0 trillion cubic feet.

The following table sets forth Colombia’s proven crude oil and natural gas reserves at the dates indicated.

Proven Reserves of Colombia(1)

	At December 31,
	2001	2002	2003	2004	2005
Crude Oil (millions of barrels)	1,842	1,632	1,542	1,477	1,453
Natural Gas (trillions of cubic feet)P(2)P	4.5	4.2	4.0	4.2	4.0

1:	“Proven reserves” are defined as the estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs. In the case of reserves to which Ecopetrol has the sole right of development, Ecopetrol estimates proven reserves in accordance with the methodology promulgated by the Society of Petroleum Engineers. While this methodology permits such estimates to be based on assumptions regarding future economic and operating conditions (including prices and costs), Ecopetrol includes as proven reserves only those reserves that, at the date of estimation, are recoverable under existing economic and operating conditions. Ecopetrol estimates its share of reserves that are to be developed pursuant to association contracts using the same methodology as employed in the calculation of direct reserves, based on seismic, geological and other technical data supplied by the respective operators and reviewed by Ecopetrol’s petroleum engineers.
2:	Corresponds to gas with concrete commercial viability.

Source: Ecopetrol.

Until 2000, Colombia had witnessed relatively little exploration activity. This was the result of both the significant decline in oil prices in 1997 and 1998 and fiscal policies and contractual terms that were not internationally competitive. Since 2002, however, exploration activity has increased as a result of higher investments in operations by Ecopetrol as well as the reforms to the standard terms of exploration and production contracts explained above that have attracted investors. Total seismic exploration in 2002 was equivalent to 2,068 kilometers. Total seismic exploration increased to 3,470 kilometers in 2003, 6,767 kilometers in 2004 and 11,896 kilometers in 2005. The drilling of exploration oil wells also increased from 2002 to 2005. In 2002, 10 oil wells were drilled. The number of oil wells drilled increased to 28 in 2003, then decreased to 21 in 2004 and rose to 35 in 2005.

Production of crude oil in Colombia decreased from an average of 528.1 thousand barrels per day in 2004 to 525.8 thousand barrels per day in 2005, primarily due to a decline in production by the oldest and largest oil fields that are governed by association contracts. Ecopetrol’s direct production accounted for approximately 26.3% of the total crude oil production in 2004, as compared to 23.3% in 2004. Approximately 25.6% of the country’s oil production in 2005 was derived from the Cusiana area of the Los Llanos region.

Of the 525.8 thousand barrels of crude oil produced per day in 2005, approximately 46% was exported, as compared to 41% of total crude oil production in 2004. Ecopetrol was responsible for exporting 15% of the total crude oil exported by Colombia in 2005, as compared to 13% in 2004. The value of Colombia’s exports of crude oil and its derivatives in 2005, according to balance of payments statistics, totaled an estimated $5,559 million, a 31.5% increase from the 2004 level. This increase was primarily due to an increase in the price of oil in the international market. The average export price of crude oil in 2005 for Ecopetrol was $46.35 per barrel. Colombia’s average daily volume of exports of crude oil in 2005 was estimated at 221.1 thousand barrels per day, a 1.2% increase over the average daily volume in 2004 (218.5 thousand barrels per day). Since 1995, the Government has used a stabilization fund through which revenues from the Cusiana production are invested abroad in order to avoid the inflationary effects associated with large inflows of oil revenues into the country. For further details on the stabilization fund, see “Public Sector Finance—General” below.

In connection with its core activities of exploration and production of oil and gas, Ecopetrol has developed a network of pipelines used to transport crude oil, natural gas and oil products to domestic refineries, major distribution points and export facilities. The pipelines, some of which are wholly-owned by Ecopetrol and others of which are owned jointly with associates or other companies, transport oil and gas owned by Ecopetrol, associates and concession operators. The 800 km OCENSA pipeline, a joint venture among Ecopetrol, associates and other companies, was completed in February 1998. The pipeline transports crude oil from the Cusiana and Cupiagua, and other nearby fields to the port of Coveñas and has a capacity of 556,000 barrels per day and maintained an average output of approximately 248,100 barrels per day during 2005.

The Government, with private sector participation, intends to substantially expand the natural gas pipeline network and the related infrastructure over the next several years.

In November 2005, Colombia and Venezuela entered into an agreement to build a two-way gas pipeline between the two countries. Under the agreement, the pipeline will send natural gas from Colombia’s La Guajira region to Venezuela’s Paraguana peninsula during the first seven years of service. At the end of such period, when Colombia’s natural gas reserves are expected to be exhausted, the pipeline’s flow will be reversed with Venezuela supplying gas to Colombia. The construction of the gas pipeline is expected to begin on July 8, 2006 at a projected cost of $230 million. Under the agreement, the government of Venezuela will pay the cost of the pipeline, as well as own and operate it.

Construction

The construction sector remains as one of the fastest growing sectors of the economy. The sector experienced real annual growth rates of 12.6% in 2005, 10.6% in 2004, 13.3% in 2003, 12.4% in 2002 and 3.9% in 2001. The growth experienced in 2005 was primarily due to the increase in civil construction (27.9%) and buildings construction (5.4%) stimulated by lower interest rates on home mortgages.

Services

The services sector accounted for 56.1% of GDP in 2005. Activity in the services sector increased by 5.1% in real terms in 2005, following increases of 4.3% and 3.2% in 2004 and 2003, respectively. The following table shows the composition of the services sector for the years indicated.

Composition of Services Sector

	2001	2002	2003	2004(1)	2005(1)
	(percentage of total services)
Transportation, Storage and Communications	14.2%	14.3%	14.3%	14.5%	14.5%
Retail, Restaurants and Hotels	18.8	18.9	19.3	19.7	20.5
Financial Services	8.9	9.0	9.7	10.1	10.3
Housing	17.4	17.4	17.1	16.6	16.0
Services to Companies except Financial Services and Housing	4.3	4.5	4.9	5.0	5.0
Government	27.1	26.5	25.6	25.3	25.3
Domestic Services	0.8	0.8	0.8	0.8	0.8
Other Services	8.5	8.5	8.3	8.1	7.8

Total	100.0%	100.0%	100%	100%	100%

Totals may differ due to rounding.

1:	Estimated.

Source: DANE.

Transportation, storage and communications grew by 5.1% in real terms in 2005, as compared to 5.4% real growth in 2004, and accounted for an estimated 8.1% of 2005 GDP. Currently, there are approximately 166,233 km of roads in Colombia. The public roads within Colombia are categorized as primary, secondary or tertiary. The primary network consists of 16,575 km of nationwide roads and expressways, which facilitates access to the capitals of the departments. The secondary network consists of 66,082 km of regional roads which connect smaller cities. The tertiary network consists of 36,736 km of roads which connect towns and other localities.

Over the last several years, the road concessions program has substantially increased the participation of private companies in the transportation sector. These concessions permit the construction of safer and more modern roadways. The transportation corridors to be constructed under these concessions will connect large industrial and agricultural centers, which are primarily located in the nation’s interior, with the most important Atlantic and Pacific ports. These corridors include the Zipaquirá–Santa Marta corridor, the Briceño–Tunja–Sogamoso corridor, the Bogotá–Buenaventura corridor and the Caribbean road network.

With respect to the communications sector, Colombia had an estimated 16.4 telephone lines in service per 100 inhabitants at December 31, 2004 and an estimated 17.3 telephone lines in service per 100 inhabitants at December 31, 2005. Prior to 1998, Empresa Nacional de Telecomunicaciones, a state-owned company, was the primary provider of domestic and international long distance telephone services in Colombia. Since August 1997, however, ten-year licenses with automatic ten-year extensions have been granted to new operators of domestic and international long distance telephone services. In December 1998, Empresa de Teléfonos de Bogotá (“ETB”, owned by the capital district of Bogotá) and Orbitel (a privately owned company), began providing international and domestic long-distance services, ending the 50-year monopoly of Empresa Nacional de Telecomunicaciones. Empresa Nacional de Telecomunicaciones has also traditionally provided basic telephone service in suburban and rural areas. Within the major metropolitan areas, separate municipal telephone companies provide basic telephone services. In June 2003, the Government announced the liquidation of Empresa Nacional de Telecomunicaciones and the creation of a new state-owned telecommunications company, Colombia Telecomunicaciones S.A. ESP. Both the old and new companies are known as “Telecom.” For further information on Telecom, see “—Role of the State in the Economy; Privatization—Telecom.”

In recent years, Colombia has witnessed increased demand for cellular telephone service. In 2003, Colombia had an estimated 14.3 mobile telephone lines in operation per 100 inhabitants, with service provided by Telefonica Móvil, Comcel and the recently formed Colombia Móvil. According to the Ministry of Communications, there were approximately 21.8 million mobile telephone users in Colombia as of year-end 2005, as compared with 10.4 million mobile telephone users at year-end 2004. The Government has made cellular telephone service subject to private sector participation and competition.

The Government operates three national public television networks, including one that is publicly managed. In the first half of 1998, in accordance with a law that permits greater private sector participation in television networks, two private television networks, RCN and Caracol, began operations nationwide. In addition, local governments support eight regional networks.

Energy

In 2005, 77.4% of electric energy consumption in Colombia was derived from hydraulically generated sources, while 18.2% was derived from thermally generated (gas and coal) sources and the remaining 4.4% was derived from other sources. In 2005, the output of the utility sector (electricity, gas and water) increased by 3.2% in real terms and accounted for 3.0% of GDP.

Colombia’s proven energy reserves in 2005 included approximately 7,004 million tons of coal, 1.5 billion barrels of crude oil and 7.2 trillion cubic feet of natural gas, including natural gas with concrete commercial viability and natural gas that can be used for oil extraction purposes. In addition, it is estimated that Colombia has the capacity to generate more than 91,000 megawatts of hydroelectric power, although only about 9.8% of this potential has been realized.

By the end of 1997, all of the major cities in Colombia were connected to an extensive gas pipeline network. Ecopetrol sponsored two significant projects consisting of a total of 1,350 km of pipeline, under a “build, own, operate, maintain and transfer” (“BOMT”) arrangement with private companies. Construction contracts for an additional 1,695 km of pipeline were awarded. Law 401 of 1997 created the Empresa Colombiana de Gas (Colombian Natural Gas Corporation, or “ECOGAS”) to manage the gas transmission network. Also in August 1997, the Government initiated a bidding process to select operators for local gas distribution networks in several interior cities. As of December 2005, local gas distribution networks were operating in cities within the departments of La Guajira, Atlántico, Magdalena, Bolívar, Córdoba, Sucre, Cesar, Santander, Huila, Tolima, Norte de Santander, Meta, Casanare, Cundinamarca, Valle del Cauca and Antioquia, and in the coffee-growing zone.

Over the past decade, the Government has restructured the energy sector in order to improve the economic performance of the companies within the sector. For example, the Government has encouraged competition, private investment and the development of alternative energy sources. The 1994 Electricity Law significantly transformed the electric power sector. It permits the formation of privately-owned electric utility companies and the privatization of all or part of existing public sector companies. However, it prohibits vertical integration of new entrants into the utilities sector. In addition, a 1995 restructuring program resulted in an increase in private participation in power generation.

Following the Government’s sale in 1996 of several major power generation plants, private sector investors purchased 48.5% of the capital stock of Empresa de Energía de Bogotá and 56.0% of the capital stock of Empresa de Energía del Pacifico S.A. E.S.P in 1997. As of December 2005, 46.1% of Colombia’s total power generation capacity was privately held, 43.2% continued to be state-owned and the remaining 10.7% was subject to Power

Purchase Agreements, which are cooperative consortia between the public and private sectors. The Superintendencia de Servicios Publicos (Superintendency of Public Services) has intervened in the management of Cedelca and Electrolima. On July 26, 2002, the Government announced the liquidation of the Chocó power generation plant and the creation of a new company, Dispac, which is operated by private parties. The Government expects to privatize Isagen, one of the largest power generation companies in Colombia, although it is not possible to predict when this sale might take place. The Government sold a portion of its shares of Interconexión Eléctrica S.A. (“ISA”), one of Colombia’s largest electricity transmission companies, in two successful public offerings in 2001 and 2002. As of December 31, 2005, private participation in electricity transmission was 24.6%.

In addition to electricity generation and transmission, the Government has also made progress in privatizing electricity distribution. As of December 2005, 33% of Colombia’s total distribution capacity was privately held.

Infrastructure Development

Deficiencies in Colombia’s infrastructure have created economic inefficiencies that have adversely affected the country’s economic performance. To address this concern, the Government has been working to expand the telecommunications infrastructure. In order to achieve this objective, two complementary strategies were implemented.

First, the Compartel program has helped to achieve universal access to communications services through the installation of communal telecommunications points, which allows the connection of distant rural areas. Under the program, the Government has installed approximately 9,745 communal telecommunications points in Colombia’s rural municipalities and 1,490 rural telecommunications centers for both telephone and internet access as of December 31, 2005. The Government has also installed 4,794 telecommunications points to promote internet access (4,018 in public schools, 624 in local mayor’s offices, 120 in hospitals, and 30 in military bases).

Second, the Agenda de Conectividad (Connectivity Agenda) is intended to increase the use of information technologies, improve the competitiveness of the production sector, modernize public and governmental entities and facilitate access to information and education. Under this program, administrative procedures have been implemented that would reduce transaction costs related with exports, entrepreneurship and social security payments, among others.

To encourage private sector participation in the supply of communication services, the Government has encouraged a deregulation process that began in the early 1990’s. That process emphasized infrastructure modernization in specific areas that are key to attaining global competitiveness. In January 2006, the Government issued a new regulation, the Basic Public Telephony Operators Act, that seeks to increase competition in the telecommunications operators market, access to network components and resale of communications services, and to create new consumption plans according to customer profiles.

In addition to the expansion of the telecommunications infrastructure and the construction of new roadways and the repair of existing ones, the Government plans to continue promoting private investment participation to improve other infrastructure, such as cargo ports, airports and trails. The Government also is considering implementing long term energy generation and transmission capacity expansion by encouraging strategic investors to explore and develop oil and natural gas offshore and onshore fields and to invest in the natural gas transportation and oil refining capacity expansions.

Role of the State in the Economy; Privatization

General

The Government is active in mining and the exploitation of other natural resources, as well as in the telecommunications and electricity industries. The Government expects its role in the production of goods and services to diminish as it continues to encourage private sector investment and participation in sectors previously dominated by the public sector and as it implements other market-oriented reforms, such as the adjustment of public sector prices and utility rates to reflect market conditions.

In 2002, the most important state-owned non-financial companies included Ecopetrol, Telecom, Medellín’s urban transit system (the “Medellín Metro”), the energy generation companies Isagen and Corelca and the energy transmission company ISA.

The following table sets forth selected financial data for the principal non-financial state-owned enterprises.

Principal Non-financial Public Sector Enterprises

	Total Assets at Dec. 31, 2005P(1)P	Total Liabilities at Dec. 31, 2005P(1)P	Net Profits for 2005P(2)P	Total External Debt Guaranteed by the Republic at Dec. 31, 2005
	(millions of U.S. dollars)
ECOPETROL	$14,300	$8,484	$1,402	$0
ISA	1,983	763	81	124
Isagen	1,627	518	51	212
New Telecom.	1,236	701	19	0
Corelca	891	816	(53)	0
Medellín Metro	1,241	2,157	(111)	453

1:	Unaudited. Converted into U.S. dollars at the rate of Ps. 2,284.22/$1.00, the representative market rate on December 31, 2005.
2:	Converted into U.S. dollars at the rate of Ps. 2,320.77/$1.00, the average representative market rate for January-December 2005.

Sources: DNP, Medellín Metro and Ministry of Finance.

Ecopetrol

Ecopetrol, which underwent a restructuring in June 2003, is the national oil company and is responsible for promoting and developing Colombia’s oil industry. For further information on Ecopetrol, see “—Principal Sectors of the Economy—Mining and Petroleum” above.

Ecopetrol earned net profits of approximately Ps. 3,253.8 billion ($1.4 billion) in 2005. Total net profits increased by 54.2% as compared to 2004. Ecopetrol contributes to public sector revenues through a combination of income taxes, royalties and dividends. Ecopetrol’s total direct contribution to governmental revenues was Ps. 7,331.3 billion in 2005, as compared to Ps. 6,391.1 billion in 2004. The sources of Ecopetrol’s 2005 contribution to public sector revenues were approximately Ps. 2,895.0 billion in royalties, Ps. 1,298.0 billion in dividends paid with respect to profits earned in 2004 and Ps. 3,138.3 billion in taxes.

ISA

ISA, the largest electricity transmission company in Colombia, owns a majority of the nation’s transmission networks and the national interconnection system. In 1995, ISA transferred its generation assets and functions to a new entity, Isagen. In August 1998, ISA made its first strategic portfolio investment with the capitalization of Transelca S.A. (“Transelca”), acquiring 65% of a company which accounts for 9.7% of the national transmission system. ISA consolidated its position in the market during 1999, by investing Ps. 276,612 million, and increasing its direct participation in the national transmission system to 75%. ISA’s tariffs and operational income are regulated by the Energy and Gas Regulatory Commission (“CREG”). ISA’s net profits in 2005 totaled Ps. 187,179 million ($80.7 million), as compared to Ps. 104,015 million ($39.6 million) in 2004.

In early 1999, the Government announced plans to sell its stake in ISA. In March 2001, ISA sold 115 million shares (or 13.3% of its total equity) to 62,016 investors. In May 2002, a second public offering of 120,000 shares was completed. Following the 2002 offering, 24.3% of ISA’s total equity was owned by 93,000 Colombians. Through these offerings, ISA became the first public service company to be listed on a Colombian stock exchange and now has the second largest number of shareholders of any Colombian company. At December 31, 2005, private shareholders owned 28.2% of ISA’s total equity and the Government owned 59.3% of ISA’s total equity.

In 2003, ISA, acting through its subsidiary ISA Bolivia, was awarded a thirty-year concession from the Superintendencia de Energía of Bolivia, for the construction and operation of five substations and three electrical transmission lines. The total value of the project is $87,323,000.

Isagen

Isagen is a public service company engaged in the generation and sale of electricity. It has a generating capacity of 2,106 megawatts, of which 1,806 megawatts are derived from hydroelectric sources. Isagen owns and operates four hydroelectric units and one thermal plant with an installed capacity equivalent to 15.8% of the national total. Isagen is the sole beneficiary of a trust which owns, and was responsible for the construction of, the Miel I hydroelectric power plant. This plant has a generating capacity of 396 megawatts and has been operational since the end of 2002

In 2005, Isagen registered net profits of Ps. 117,760 million ($50.7 million) as compared to Ps. 168,621 million ($64.2 million) in 2004. The decrease in profits in 2005, in spite of higher sales revenues, was primarily attributable to a decrease in the value of the peso in 2005 that reduced exchange rate revenues by 73.3%.

During the first half of 2000, the Government focused on the financial restructuring of the company in order to be able to offer it to potential buyers. As part of this process, in April 2000, Isagen purchased the interests of the other shareholders of the Miel I project, thus becoming the sole owner of Miel I. In addition, in June 2000, one of Isagen’s most important liabilities, a $238 million loan from the IADB, was assumed by the Central Government. On October 11, 2005, the Government authorized the sale of 20% of its stake. The sale process will be accomplished in two phases in accordance with Law 226. In the first phase, which is expected to be completed by the end of the first half of 2006, the government will offer the shares to active employees, employee unions, cooperatives, pension funds and mutual funds already invested in the enterprise. In the second phase, which is expected to occur in the second half of 2006, the shares will be offered to retail investors. As of December 31, 2005, the Government owned 76.9% of Isagen, but it intends to sell all of its stake to the private sector.

Currently, 46.1% of Colombia’s total electricity generating capacity is privately owned and, once the privatization of Isagen is completed, private sector ownership will increase to 72.0%, as contrasted with only 1.0% in 1995.

Carbocol

Carbocol was created in 1993 when the Government split Carbones de Colombia Ltda. into two entities, Carbocol and Ecocarbon. Ecocarbon is responsible for the development and regulation of the Colombian coal industry. Carbocol is dedicated solely to the exploitation of the Cerrejón Zona Norte (“CZN”) mine, the world’s largest open-pit coal mine, located in the Guajira area in northeastern Colombia near the Caribbean coast. The CZN project, which began in 1985, has been jointly developed and mined with International Colombia Resources Corporation (“Intercor”), a subsidiary of Exxon Corporation. The CZN complex contains an integrated infrastructure for coal mining, transportation and shipping, including a 93-mile railroad connecting the mine with the Port of Bolivar, one of the three ports in Colombia capable of receiving 150,000 metric ton vessels.

On June 29, 1999, in anticipation of the privatization of Carbocol, the Government issued a decree splitting Carbocol into two new companies: Minercol and Cerrejón Zona Norte S.A. Cerrejón Zona Norte S.A. has responsibility for the exploitation and sale of the coal produced by the CZN mine and the association contract with Intercor. Minercol has assumed responsibility for Carbocol’s labor and pension obligations, collects government coal royalties and has various other administrative duties.

On October 3, 2000, the Government sold a 50% interest in the CZN coal mine to an international consortium. The total amount paid by the consortium was $465 million, $81 million of which corresponded to working capital adjustments paid in 2001.

Telecom

In response to the challenges associated with competition in the long distance market and after undergoing a major restructuring that lasted several years, the Government announced in June 2003 the liquidation of Empresa Nacional de Telecomunicaciones and the creation of Colombia Telecomunicaciones S.A. ESP, which remained state-owned and provided the same services as its predecessor. The new company continued to be marketed under the name “Telecom.”

Telecom is Colombia’s national telecommunications company. Traditionally, Telecom has provided domestic and international long distance telephone services in Colombia. Telecom also provides basic telephone service to suburban and rural parts of Colombia. Basic telephone services within the major metropolitan areas are provided by separate municipal telephone companies.

Telecom has made significant investments in various projects such as the national network of wide band services using ATM (asynchronous transfer mode) technology. This network will offer integrated video, voice and data services through a wired or wireless network. Telecom has also invested in the construction of an underwater wire network for long distance services and in the extension of its basic wire and wireless telephone services.

The former Telecom registered a net loss Ps. 1,550.6 billion ($539 million) in 2003, as compared to a net loss of Ps. 126.9 billion ($51 million) in 2002. This large increase in net losses was primarily due to the restructuring process, which began in June 2003 with the creation of Colombia Telecomunicaciones S.A. ESP, which caused a delay in the collection of its revenues despite the continuation of regular operational spending. In addition, the former Telecom’s financial results for 2003 and the previous several years were adversely affected by the loss of its monopoly status for both international and national calls in 1999, and strong price competition with the other two service providers. In 2005, the new Telecom registered net profits of Ps 44.8 billion ($19.29 million), as compared to a net profit of Ps. 48.1 billion ($18.3 million) in 2004.

Between 1993 and 1997, the former Telecom entered into 15 joint venture contracts with six international telecommunications companies for the installation of up to approximately 1.8 million lines for local telephone service. Approximately 1.5 million of these lines were installed, and of those, approximately 1.2 million have been placed in service. Under the terms of the contracts, the former Telecom is obligated to share a portion of its revenues from the installed lines with the joint venture partners and has guaranteed certain minimum revenues to the joint venture partners. Because the revenues from the installed lines have not met projected revenues, the former Telecom has been involved in arbitration and court proceedings with certain of the partners, and expects to be involved in additional proceedings with the remaining partners, with respect to the calculation of the amount of compensation due to them under the contracts. The joint venture partners have alleged that the total compensation due to them under the contracts will ultimately exceed $1.6 billion. The former Telecom, however, asserts that the compensation should not exceed $800 million. Absent negotiated settlements between the parties, final determination of the amounts owing under the contracts will be made by arbitration panels, subject to review by Colombian courts. Although the former Telecom does not presently have cash available in amounts within the range of potential liability, it is pursuing alternatives for obtaining the necessary resources. The Republic has not guaranteed Telecom’s obligations under the contracts with the joint venture partners. However, the Government has decided to loan the former Telecom Ps. 900,000 million, or its equivalent in U.S. dollars, to satisfy its obligations under certain of its contracts with its joint venture partners.

On December 20, 2005, Telecom announced that it was seeking a strategic partner in order to obtain new capital, improve management, widen its service portfolio and guarantee the continuation of service in the long term. On April 7, 2006, Telefonica of Spain purchased 51% of Telecom’s shares for Ps. 853,577 million (approximately $368 million).

Corelca

Corporación de la Costa Atlántica (“Corelca”) is a public entity that provides electric power and related services to Colombia’s Atlantic coast. In addition to operating its own generation, transmission and distribution facilities (with a total capacity of 470 megawatts) in the Atlantic region, Corelca has long-term contracts for the purchase of electricity generated by two other thermal power plants. These plants, Termoeléctrica de Barranquilla S.A. (“TEBSA”) and Las Flores, have a combined generating capacity of 920 megawatts. Corelca also owns stock in related companies, such as TEBSA S.A. and URRA S.A., and is the main shareholder in nine energy distribution companies operating along the Atlantic coast.

In 1998, the Government restructured Corelca in an effort to solve the company’s financial problems. As part of the restructuring, the electricity transmission and distribution functions of Corelca were transferred to three newly created companies. The transmission business was transferred to Transelca, while the distribution business was divided between Electrificadora del Caribe S.A. (“Electrocaribe”) and Electrificadora de la Costa Atlántica (“Electrocosta”). In the second half of 1998, the Government added new capital to Transelca by selling 65% of its equity stake to ISA. Also in 1998, private companies purchased 65% interests in both Electrocaribe and Electrocosta. Corelca, which retains the generation business, remains state-owned.

On December 16, 1999, to facilitate the restructuring and the privatization of Corelca, the Government issued Decree 2515, which in addition to redefining the organizational structure and functions of Corelca and its subsidiaries, provided for a capital infusion from the Government in an amount equivalent to the external debt of Corelca.

In 2005, Corelca incurred a loss of Ps. 122.5 billion ($52.8 million) as compared to a loss of Ps. 26.3 billion ($10.0 million) in 2004. The increase in losses was mainly due to a price regulation that reduced operating revenues of the company.

Medellín Metro

Medellín Metro is the light rail transportation system of the state-owned Empresa de Transporte Masivo del Valle de Aburrá (Aburrá Valley Mass Transit Corporation), an entity created in 1979 by the Department of Antioquia and the municipality of Medellín. The Government guarantees all of the project’s external debt, which totaled $568 million in December 2003. The construction contract for the project was signed in 1984 with a Spanish-German consortium, and construction began in 1985. The original cost of the project was estimated at $764 million, to be financed with external debt guaranteed by the Republic. By the end of 1997, the estimated total costs had increased to $2,139 million (which is the latest estimate), which occurred as a result of an increase in the scale of the project, an increase in tariffs on imported capital goods (primarily in 1986) and the appreciation of the Spanish peseta and German mark (the contract currencies of the project) against the U.S. dollar. Cost increases led to a restructuring in 1994 of the financing for the project. The first line of the Medellín Metro became operational in November 1995. In 2005, Medellín Metro was responsible for transporting 122.5 million passengers.

Medellín Metro incurred a net loss of Ps. 257.8 billion ($111 million) in 2005 as compared to a net loss of Ps. 2,495.2 billion ($950 million) in 2004. The decrease in net losses was primarily due to gains in the exchange rate and higher operational revenues.

State-Owned Financial Institutions

The Government owns a substantial majority of the capital stock of several financial institutions, although it intends to decrease its participation in the financial system over the medium term, providing assistance only to specific sectors of the Colombian economy. Some of the most important state-owned financial institutions are Financiera Eléctrica Nacional (FEN), Banco de Comercio Exterior de Colombia S.A. (“Bancoldex”) and Finagro. FEN’s principal mission is to provide financing to the energy sector. FEN raises capital from international markets in order to make loans to companies in Colombia’s energy sector. Bancoldex’s principal activity is providing long- and short-term financing and specialized financial products to support Colombian exports and foreign trade-related activities. Finagro is the financial entity in charge of implementing the financial programs for the agricultural sector. The accounts of FEN, Bancoldex, Finagro and other financial institutions owned by the Government are not included in the consolidated public sector finance figures that appear in other sections of this document.

In 2003, the Government liquidated Instituto de Fomento Industrial (IFI), a state-owned financial institution. IFI’s principal activities included providing venture capital and loans on favorable terms to mid-sized and large businesses to support industrial development. Also in 2003, the Government initiated the process of privatizing Bancafé.

In March 2005, the Government provided Bancafé with Ps. 430 billion to help restructure the public bank sector. As part of its plan, the Government also created a new institution called Granbanco – Bancafé, which is responsible for managing all of Bancafé’s business affairs. Additionally, the Government liquidated Banco Cafetero S.A., now referred to as Banco Cafetero en Liquidación, in order to repay its debts with workers and its pension liabilities. The restructured Bancafé is designed to assist small- and medium-sized industries by providing them with credit to invest in Government programs that finance the deficit. On April 19, 2006, the Government authorized the sale of Granbanco – Bancafe in connection with the Government’s plans to privatize the bank; however, no precise schedule has been established for the sale.

Principal State-Owned Financial Institutions

	Total Assets at December 31, 2005(1)	Total Liabilities at December 31, 2005(1)	Net Profits for 2005(1)	Total External Debt Guaranteed by the Republic at December 31, 2005(1)
	(millions of U.S. dollars)
State-Owned Banks
Granbanco (Bancafé)	3,149	2,742	48	0
Banco Agrario	3,235	3,003	88	0
Banco Granahorrar S.A.	1,567	1,379	46	0
Commercial Financing Companies Bancoldex Leasing	83	77	(4)	0
Special State-Owned Institutions
Findeter	937	663	20	82
FEN	852	332	198	7
FINAGRO	1,356	1,216	18	0
Bancoldex	1,613	1,085	16	0
Fonade	372	329	6	0
FNA	980	435	66	0
Fogafin	3,536	3,356	143	0
Icetex	15	10	2	0
Fogacoop	88	68	4	0
FNG	122	41	4	0

	9,873	7,536	477	89
Total	$17,907	$14,737	$654	$89

Totals may differ due to rounding.

1:	Converted into dollars at the rate of Ps. 2,284.22/$1.00, the representative market rate on December 31, 2005.

Source: Financial Superintendency.

Privatizations and Concessions

The following table lists the entities privatized since 1997, including the year in which the privatization occurred and the proceeds from the privatization for each enterprise.

Privatization of State-Owned Enterprises

	Year	Proceeds(1)
		(millions of U.S. dollars)
IFI Enterprises
Agroindustry
Cerromatoso	1997	154
Electrical
EPSA	1997	498
Chivor	1997	638
EEB(2)	1997	2,178
Electrocaribe and Electrocosta(3)	1998	523
Transelca(4)	1998	137
Mineral
Cerrejón Zona Central	1997	10
Cerrejón Zona Norte (Carbocol)	2000	384
Cerrejón Zona Norte (Carbocol)(5)	2001	81
Ecopetrol Enterprises
Gas Natural	1997	149

1:	The proceeds from privatizations for the years 1997, 1998 and 2001 have been translated into dollars at the average rates of Ps. 1,140.5, Ps. 1,426.6 and Ps. 2,291.2, respectively. Proceeds from the 2000 privatization were paid in dollars.
2:	Capitalization through the issuance of stock constituting 48.5% of the equity of Empresa de Energía de Bogotá.
3:	Capitalization.
4:	Capitalization by ISA.
5:	Corresponds to working capital adjustments paid in 2001 related to the privatization in 2000.

Sources: Consejo Superior de Política Fiscal (Council of Fiscal Policy), Fondo de Garantías de Instituciones Financieras (FOGAFIN), Ecopetrol and IFI.

During the early 1990s, the Government focused its privatization efforts on the financial sector. Several banks subject to Government intervention in the early 1980s were returned to private ownership. In 1994 and 1995, the Government focused its efforts on developing the regulatory framework necessary to privatize the power generation and transmission and mining sectors. The privatizations under this framework began in 1996.

Since 1999, the Government has focused on the privatization of ISA, Isagen and Carbocol. The Government completed the privatization of Carbocol on October 3, 2000, but no definitive agreements have been reached for ISA and Isagen. However, the Government was able to successfully complete two public offerings of ISA’s shares in 2001 and 2002.

In order to foster private sector participation in public utility projects, the 1994 Ley de Servicios Públicos Domiciliarios (Residential Public Services Law) establishes the general framework for public utility services provided by both public and private sector companies. In addition to authorizing the privatization of public utility companies, the law permits the purchase of shares in those companies by consumers through installments. For example, consumers may pay for their share purchases through periodic payments in conjunction with utility bill payments.

Under the Constitution and Law 226 of 1995, all of the shares of any public entity being privatized must be offered to its employees and to instituciones solidarias (social solidarity institutions), such as pension funds, cooperatives, mutual funds and severance funds, before they can be offered publicly to investors.

For more information on the privatization of electric power companies, see “—Principal Sectors of the Economy—Energy.”

Ecopetrol has been an active participant in the Government’s privatization efforts, having sold in the mid-1990s ownership interests in several companies. Although Ecopetrol had planned to divest certain assets in the thermal sector, the company is now considering retaining these assets for electrical generation. In addition, Ecopetrol is currently planning to sell its interest in Monómeros Colombo Venezolanos y Gases de la Guarjira S.A.

The Government has also granted concession contracts to facilitate private participation in telecommunications and infrastructure projects. Infrastructure projects eligible for concession contracts include ports, railroads, airports and gas pipelines. In telecommunications, the Government has opened the market in cellular telephone services and “value-added” services, which include internet access, video services and electronic payment systems, and permits competition in domestic and international long distance, as well as local, telephone services.

In 1989, the Government began restructuring Colombia’s railway system, replacing the old state-owned railway company, Ferrocarriles Nacionales, with a new state-owned company, Ferrovías. Until 1998, the role of Ferrovías was limited to the maintenance, expansion, modernization and administration of the rail network, while the actual transportation of passengers and cargo was carried out by operators owned wholly or partially by private sector interests. In 1998, Ferrovías transferred network repair, maintenance and operational responsibilities for the Pacific rail line to the private sector through a 30-year concession agreement with Concesionario Red Férrea del Pacífico. In 1999, a similar arrangement was made for the Atlantic rail line with Ferrocarriles del Norte de Colombia.

As part of the Government’s national gas plan, Ecopetrol has awarded concession contracts and BOMT agreements for the construction and operation of four gas pipelines, and local distribution is already operated by the private sector. For further details on gas pipeline concessions, see “—Principal Sectors of the Economy—Energy” above.

On October 31, 2005, the State-Owned Bank Granahorrar was privatized when BBVA of Spain purchased Granahorrar for Ps. 970.0 billion (approximately $423.7 million).

Environment

Colombia, by virtue of its geographical location at the northwestern tip of South America, with mountainous regions, coasts on two oceans and the Amazon basin, has one of the most complex and diverse ecological and biological systems in the world. However, the pressures caused by growth and development have resulted in the exploitation of natural resources and the use of production methods directed at short-term productivity without considering the environmental consequences. The principal environmental problems in Colombia today consist of soil erosion in the Andes; water, soil and air pollution in the Andes and the Caribbean region; and deforestation and instability of the water supply throughout the country.

In 1993, the newly created Ministry of the Environment assumed responsibility for all environmental matters. The creation of a separate ministry has increased environmental regulations and centralized national environmental policymaking. The Uribe administration, in accordance with its four-year development plan, has designed a strategy for environmental sustainability that consists of five main elements: the conservation and sustainable use of environmental goods and services; comprehensive management of the water supply with respect to both quality and quantity; the generation of revenues by supporting environmental-friendly businesses and promoting environmental initiatives; the environmental sustainability of national production; and efficient administration and planning by environmental authorities.

Employment and Labor

Beginning in March 2001, Colombia’s unemployment surveys have been presented on a monthly basis, and are based on an increased sample of thirteen cities. The following are results for 2001 through 2005 and for the first three months of 2006.

Employment Status in the Thirteen Largest Cities(1)

	2001
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	8,926	8,944	8,738	8,654	8,668	8,838	8,809	8,829	8,934	9,032	9,027	9,214
Employed (in thousands)(2)	7,051	7,156	7,060	7,114	7,103	7,194	7,239	7,231	7,346	7,510	7,513	7,704
Participation Rate (%)(3)	65.2	65.2	63.6	62.8	62.8	63.9	63.6	63.6	64.2	64.8	64.6	65.9
Unemployment Rate (%)(4)	21.0	20.0	19.2	17.8	18.1	18.6	17.8	18.1	17.8	16.8	16.8	16.4
Underemployment Rate (%)(5)	29.9	28.0	29.5	30.2	27.9	28.3	30.3	29.5	29.8	33.1	31.5	30.9

	2002
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	9,008	8,927	8,890	9,103	9,020	9,035	9,180	9,142	9,070	9,166	9,340	9,414
Employed (in thousands)(2)	7,174	7,249	7,316	7,440	7,441	7,411	7,504	7,483	7,506	7,687	7,892	7,935
Participation Rate (%)(3)	64.2	63.5	63.2	64.5	63.8	63.8	64.7	64.3	63.7	64.2	65.2	65.6
Unemployment Rate (%)(4)	20.4	18.8	17.7	18.3	17.5	18.0	18.3	18.1	17.2	16.1	15.5	15.7
Underemployment Rate (%)(5)	30.9	30.6	31.2	31.5	32.6	32.9	33.4	34.8	34.6	33.5	34.0	32.1

	2003
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	9,172	9,214	9,171	9,144	9,332	9,292	9,347	9,612	9,524	9,682	9,613	9,542
Employed (in thousands)(2)	7,504	7,592	7,538	7,508	7,772	7,722	7,682	7,969	7,987	8,189	8,254	8,135
Participation Rate (%)(3)	63.8	63.9	63.5	63.2	64.3	63.9	64.2	65.9	65.1	66.0	65.4	64.8
Unemployment Rate (%)(4)	18.2	17.6	17.8	17.9	16.7	16.9	17.8	17.1	16.1	15.4	14.1	14.7
Underemployment Rate (%)(5)	30.8	30.6	30.1	31.1	32.8	32.6	32.9	33.2	33.1	33.0	33.2	31.1

	2004
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	9,380	9,455	9,385	9,198	9,257	9,171	9,466	9,397	9,412	9,485	9,543	9,503
Employed (in thousands)(2)	7,684	7,841	7,868	7,641	7,885	7,720	8,022	7,992	8,014	8,149	8,214	8,272
Participation Rate (%)(3)	63.6	64.0	63.4	62.0	62.2	61.5	63.4	62.8	62.8	63.1	63.4	63.0
Unemployment Rate (%)(4)	18.1	17.1	16.2	16.9	14.8	15.8	15.3	15.0	14.9	14.1	13.9	13.0
Underemployment Rate (%)(5)	30.5	29.7	29.1	30.5	30.7	28.4	33.5	31.9	31.7	31.5	32.1	31.3

	2005
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	9,413	9,410	9,511	9,445	9,497	9,457	9,646	9,661	9,653	9,764	9,759	9,882
Employed (in thousands)(2)	7,893	7,898	8,072	8,077	8,174	8,137	8,288	8,331	8,352	8,613	8,573	8,681
Participation Rate (%)(3)	62.3	62.1	62.7	62.1	62.3	61.9	63.0	63.0	62.8	63.6	63.2	63.9
Unemployment Rate (%)(4)	16.1	16.1	15.1	14.5	13.9	14.0	14.1	13.8	13.5	12.1	12.1	12.2
Underemployment Rate (%)(5)	29.3	29.6	29.3	30.4	32.0	31.4	33.2	33.0	32.7	32.6	32.6	31.4

	2006
	Jan	Feb	Mar
Labor Force (in thousands)	9,568	9,776	9,727
Employed (in thousands)(2)	8,039	8,387	8,536
Participation Rate (%)(3)	61.7	62.9	62.5
Unemployment Rate (%)(4)	16.0	14.2	12.2
Underemployment Rate (%)(5)	28.6	29.2	29.3

1:	Statistics for the cities and metropolitan areas of Bogotá, Medellín, Cali, Barranquilla, Bucaramanga, Manizales, Pasto, Pereira, Cúcuta, Ibagué, Montería, Cartagena and Villavicencio. Average rates for each month.
2:	To be considered employed, a person above the minimum age requirement must have worked at least one hour with remuneration or 15 hours without remuneration during the preceding week.
3:	Participation rate is defined as the labor force divided by working age population. Working age is 12 years and above.
4:	Unemployment rate is defined as the unemployed population divided by the labor force.
5:	Underemployment rate is defined as the underemployed population divided by the labor force. Underemployed workers are employed workers who can perform and want additional employment, either because they work fewer than 12 hours per week and desire to work more or because they consider their income insufficient or they are employed in a position unrelated to their profession or training and are therefore underproductive.

Source: DANE.

The following table shows national employment statistics for 2001 through 2005 and for the first three months of 2006.

National Employment Status

	2001
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	19,800	19,622	19,430	18,628	18,492	18,926	19,043	19,376	19,617	19,704	20,228	20,080
Employed (in thousands)(1)	16,440	16,229	16,364	15,910	15,839	16,070	16,144	16,534	16,821	16,873	17,488	17,363
Participation Rate (%)(2)	63.7	63.1	62.3	59.6	59.1	60.4	60.7	61.6	62.3	62.4	64.0	63.4
Unemployment Rate (%)(3)	17.0	17.3	15.8	14.6	14.4	15.1	15.2	14.7	14.3	14.4	13.5	13.5
Underemployment Rate (%)(4)	31.7	31.6	31.2	25.2	25.5	24.3	34.1	33.5	34.9	36.5	37.8	31.3

	2002
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	19,950	19,571	19,594	19,760	19,279	19,445	19,699	19,496	19,380	20,186	20,100	19,995
Employed (in thousands)(1)	16,374	16,367	16,654	16,581	16,333	16,334	16,629	16,373	16,600	17,211	17,108	16,878
Participation Rate (%)(2)	62.9	61.5	61.5	61.9	60.3	60.7	61.4	60.7	60.2	62.6	62.2	61.8
Unemployment Rate (%)(3)	17.9	16.4	15.0	16.1	15.3	16.0	15.6	16.0	14.3	14.7	14.9	15.6
Underemployment Rate (%)(4)	34.1	34.0	32.8	33.6	35.1	35.5	36.4	35.5	35.1	35.7	34.5	30.2

	2003
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	19,994	20,068	19,994	20,093	20,389	19,932	20,032	20,450	20,745	21,052	20,721	20,669
Employed (in thousands)(1)	16,769	16,753	17,394	17,113	17,747	17,096	17,170	17,418	17,863	18,195	17,964	18,119
Participation Rate (%)(2)	61.7	61.8	61.4	61.6	62.4	60.9	61.1	62.3	63.0	63.9	62.7	62.5
Unemployment Rate (%)(3)	16.1	16.5	13.0	14.8	13.0	14.2	14.3	14.8	13.9	13.6	13.3	12.3
Underemployment Rate (%)(4)	29.3	28.6	28.3	31.7	33.2	33.2	33.8	33.1	33.1	32.8	34.0	31.9

	2004
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	20,506	20,356	20,471	20,378	20,281	19,937	20,427	20,178	20,162	20,690	20,588	20,161
Employed (in thousands)(1)	17,011	17,227	17,689	17,380	17,520	17,133	17,786	17,526	17,648	18,125	18,178	17,712
Participation Rate (%)(2)	61.9	61.3	61.6	61.2	60.8	59.6	61.0	60.1	60.0	61.5	61.0	59.7
Unemployment Rate (%)(3)	17.0	15.4	13.6	14.7	13.6	14.1	12.9	13.1	12.5	12.4	11.7	12.1
Underemployment Rate (%)(4)	31.0	31.3	30.0	32.1	33.9	31.8	32.1	30.8	31.6	31.8	31.9	30.6

	2005
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Labor Force (in thousands)	20,090	20,338	20,170	20,153	20,346	20,095	20,794	20,347	20,585	20,992	20,867	20,957
Employed (in thousands)(2)	17,429	17,496	17,536	17,729	17,811	17,797	18,332	18,038	18,280	18,889	18,740	18,786
Participation Rate (%)(3)	59.3	60.0	59.4	59.2	59.7	58.9	60.8	59.4	60.0	61.1	60.6	60.8
Unemployment Rate (%)(4)	13.2	14.0	13.1	12.0	12.5	11.4	11.8	11.3	11.2	10.0	10.2	10.4
Underemployment Rate (%)(5)	28.2	30.4	29.5	32.0	33.9	31.5	33.9	32.5	32.6	32.6	31.1	31.2
	2006
	Jan	Feb	Mar
Labor Force (in thousands)	20,465	20,615	20,853
Employed (in thousands)(1)	17,728	17,899	17,505
Participation Rate (%)(2)	59.3	59.6	60.2
Unemployment Rate (%)(3)	13.4	13.2	11.3
Underemployment Rate (%)(4)	28.4	29.9	30.0

1:	To be considered employed, a person above the minimum age requirement must have worked at least one hour with remuneration or 15 hours without remuneration during the preceding week.
2:	Participation rate is defined as the labor force divided by working age population. Working age is 12 years and above.
3:	Unemployment rate is defined as the unemployed population divided by the labor force.
4:	Underemployment rate is defined as the underemployed population divided by the labor force. Underemployed workers are employed workers who can perform and want additional employment, either because they work fewer than 12 hours per week and desire to work more or because they consider their income insufficient or they are employed in a position unrelated to their profession or training and are therefore underproductive.

Source: DANE.

The average unemployment rate for December 2005, in the thirteen largest urban areas, was 12.2%, as compared to 13.0% for the same month in 2004. The national unemployment rate at December 31, 2005 was 10.4%, a decrease from the unemployment rate of 12.1% recorded at December 31, 2004 and the unemployment rate of 12.3% at December 31, 2003. Although several months in 2005 witnessed marginal increases in the monthly unemployment rate in the thirteen largest cities, the unemployment rate decreased significantly during 2005 as a whole, from 16.1% in January 2005 to 12.2% in December 2005. Moreover, the unemployment rate in the thirteen largest cities showed a declining trend from a high of 16.4% at December 2001, to 15.7% at December 2002, to 14.7% at December 2003, to 13.0% at December 2004, and to 12.2% at December 2005. National unemployment also experienced a general decreasing trend in 2005, beginning at 13.2% in January 2005 and ending at 10.4% in December 2005.

In December 1990, the Government enacted legislation to permit greater flexibility in labor contracts by eliminating ambiguities over non-wage benefits and eliminating restrictions regarding severance and furlough of workers. The same law also modified the unemployment benefits system to allow workers to elect private sector management of their severance funds. The Colombian Labor Code now requires employers, on an annual basis, to transfer severance payments equal to one month of salary plus 12% interest to the severance administration fund chosen by each employee. Employees only have access to these severance funds upon termination of their employment or, prior to termination, under special circumstances, including the purchase or improvement of a residence and the payment of qualifying tuition payments. Severance funds become available regardless of whether an employee is terminated involuntarily or resigns and are not conditioned on unemployment. Colombia does not have an unemployment fund.

Under legislation enacted in 1993 to partially privatize the pension system, employees may elect that their pension contributions (both employee and employer derived) be deposited with private pension administrators. If no such election is made, the funds will continue to be managed by the Instituto de Seguros Sociales (Social Security Institute, or “ISS”). The Government guarantees both privately managed pensions and the ISS fund. The partial privatization of the pension system was intended to increase the efficiency of pension management, while injecting a new source of funds into local capital markets. The privately administered pension funds have more investment flexibility, having investment options including government obligations, certificates of deposit, bonds, commercial paper and, up to certain limits, equity securities. The 1993 law also allowed private companies to offer health and worker’s compensation insurance.

In December 2002, Congress approved a labor reform to permit greater flexibility in labor contracts by introducing changes to the hiring process and modifying the laws regarding work hours and overtime pay. The Government anticipates that the labor reform will result in a reduction in labor costs, thereby stimulating production and generating more jobs for the economy. Congress also approved a pension reform that raises the retirement age and increases the number of weeks of employment required to retire. Starting in 2014, the retirement age will be raised from 60 to 62 for men and from 55 to 57 for women. The minimum number of weekly pension payments required for retirement will gradually increase from 1,000 in 2005 to 1,300 in 2015.

Wages for workers in the public sector are customarily established at the beginning of each calendar year. Private sector wages are subject to the minimum wage set annually by the Government at the beginning of each calendar year. The following table shows the monthly minimum wage rates set by the Government and the real wage index for each of the years indicated.

Monthly Minimum Wage and Real Wage Index

Year	Monthly Minimum Wage	Percentage change	Real Wage Index
	(in nominal pesos)		(1998=100)
2001	286,000	10.0%	109.7
2002	309,000	8.0	110.8
2003	332,000	7.4	111.8
2004	358,000	7.8	114.3
2005	381,500	6.6	116.1
2006	408,000	6.9	118.9

1:	Real Wage Index is the nominal monthly minimum wage corrected for changes in purchasing power measured by the consumer price index.

Sources: Ministry of Labor and Social Security and DANE.

Poverty

The percentage of the population living below the poverty line nationwide increased from 55.16% in 2001 to 57.79% in 2002, but decreased to 52.68% in 2003 and to 52.60% in 2004. The following table shows the percentage of the population with incomes below the poverty line for the years indicated.

Poverty in Colombia(1)

(percentage of population below poverty line)

2001 5	55.2
2002 5	57.8
2003(2)	52.7
2004	52.6

1:	The poverty line is defined as the minimum level of income necessary to acquire an adequate amount of food. Households whose annual income falls below that level are considered to be living in poverty.

Source: DNP-MERPD (Misión para la Erradication de la Pobreza) New Methodology

Although Colombia does not have a welfare system, the Government modified the pension system in 1993 to serve social welfare needs, as discussed above. For further discussion of the pension system, see “Public Sector Finance—Public Sector Accounts—Expenditures” below. Also in 1993, legislation created a decentralized health care system which should, in the long term, provide subsidized care to the entire population.

FOREIGN TRADE AND BALANCE OF PAYMENTS

General

According to statistics compiled by Banco de la República, total trade in goods, both exports and imports, increased at a rate of 1.3% in 2001 and decreased by 2.5% in 2002. Since 2003, there has been a return to positive growth in total trade in goods, with an increase of 9.7% in 2003, 23.5% in 2004 and 26.7% in 2005. Net foreign direct investment increased by 21.2% in 2001, but decreased by 48.9% in 2002 and 36.1% in 2003. According to preliminary figures from the Central Bank, net foreign direct investment increased by 262.8% in 2004 and 87.2% in 2005, totaling $2,975 million and $5,569 million, respectively. Banco de la República’s net international reserves increased by 24.0% in 2004, as compared to an increase of 0.7% in 2003, 6.4% in 2002 and 13.2% in 2001. In 2005, net international reserves grew by 10.4% compared to the prior year.

Balance of Payments

In 2001, Colombia registered a trade surplus of $579 million and a current account deficit of $1,089 million. In 2002, a current account deficit of $1,359 million was recorded, mainly due to a decrease in the trade surplus to $238 million, which was primarily caused by decreases in the value of nontraditional exports and the volume of coal and oil exports. The current account continued to register deficits in 2003 and 2004, recording shortfalls of $974 million and $938 million in each year, although the size of the deficit had been decreasing since 2003. The reduction in the current account deficit was caused primarily by an increase in the trade surplus, which in turn was due to an increase in exports of non-traditional products, as well as oil and coal exports. In 2005, according to preliminary figures, Colombia reached a trade surplus of $1,594 million and a current account deficit of $1,930 million. The higher trade surplus was due primarily to an increase in the international prices of exports of traditional products, such as oil and its derivatives, coal, coffee and ferro-nickel. In 2003, the capital account surplus totaled $703 million, as compared to a capital account surplus of $1,304 million in 2002 and $2,458 million in 2001. The decline in the capital account surplus in 2003 was caused primarily by a decrease in net portfolio investment from an inflow of $1,016 million in 2002 to an outflow of $1,669 million in 2003. In 2004, the capital account surplus totaled $3,192 million mainly due to a $2,155 million increase in total foreign investment, as compared to 2003. In 2005, according to preliminary data from Banco de la República, Colombia registered a capital account surplus of $3,334 million mainly due to a 55.1% increase in the total foreign investment as compared to 2004. In 2005, net foreign direct investment grew by $2,594 million while net portfolio investment outflows increased by $1,198 million.

In recent years, Colombia has registered deficits in the income category of the current account, because inflows from its foreign assets have not been sufficient to offset the interest payable on its foreign liabilities. Each of the last five years ended with a deficit: $2,610 million in 2001, $2,867 million in 2002, $3,398 million in 2003, $4,332 million in 2004 and $5,525 million in 2005. Net transfers, however, registered inflows of $2,354 million in 2001, $2,706 million in 2002, $3,309 million in 2003, $3,727 million in 2004 and $4,089 million in 2005. This economic indicator reflects inflows and outflows mainly related to emergency financial aid provided by other governments, non-government organizations and international organizations. Colombia has also continued to experience deficits in the services category in recent years because of decreased participation by Colombian shipping companies in the international freight market, falling international transport fares, reduced income from tourism and increased costs related to business and construction activities.

The capital account of Colombia’s balance of payments includes direct investment flows, portfolio investment flows and net changes in external indebtedness. Liberalized foreign investment regulations and aggressive privatization programs contributed to a significant increase in net foreign direct investment (i.e., foreign direct investment in Colombia less direct investment by Colombians abroad), as measured for balance of payments purposes. Net foreign direct investment increased as a consequence of the recovery of the economy in 2001, with net foreign direct investment reaching $2,509 million. Net foreign direct investment decreased to $1,283 million in 2002 and to $820 million in 2003 primarily due to a reduction in foreign capital inflows to the industrial, financial and communications sectors. However, according to preliminary data from Banco de la República, during 2004 and 2005, net foreign direct investment increased to $2,975 million and $5,569 million, respectively. These results represent historically high levels of net foreign direct investment due to the privatization of public enterprises and the purchase by foreign investors of various important Colombian companies, such as Bavaria, Coltabaco and Granahorrar. Traditionally, petroleum had been the dominant sector for foreign direct investment, but during 2005, the net foreign investment to the manufacturing sector increased by $5,176 million, becoming the most important recipient of foreign direct investment, followed by the mining sector, which experienced an increase in foreign investment of $735 million, and the petroleum sector, which experienced an increase in foreign investment of $709 million.

The table below sets forth data on Colombia’s balance of payments as compiled in accordance with the methodology currently employed by Banco de la República.

Balance of Payments

	2001(1)	2002(1)	2003(1)	2004(1)	2005(1)
	(millions of U.S. dollars)
Current Account
Exports (FOB)
Oil and its Derivatives	$3,285	$3,275	$3,383	$4,227	$5,559
Coffee	764	772	809	949	1,471
Coal	1,179	990	1,422	1,854	2,598
Nickel	235	272	416	628	738
Gold and emeralds(2)	157	197	668	635	589
Nontraditional(3)	6,613	6,287	6,234	8,149	9,860

	12,233	11,794	12,933	16,442	20,815
Imports (FOB)
Consumer Goods	2,296	2,465	2,425	2,818	3,530
Intermediate Goods	5,290	5,331	5,844	7,268	8,629
Capital Goods	4,240	3,857	4,523	5,237	7,271

	11,826	11,653	12,792	15,324	19,431
Special Trade Operations (Net)(4)	172	96	414	227	210

Trade Balance	579	238	555	1,346	1,594
Services (Net) (5)
Inflow	2,190	1,867	1,921	2,255	2,666
Outflow	3,602	3,302	3,360	3,934	4,755

	(1,412)	(1,435)	(1,439)	(1,679)	(2,089)
Income (Net) (6)
Inflow	919	717	553	671	1,075
Outflow	3,529	3,584	3,951	5,003	6,600

	(2,610)	(2,867)	(3,398)	(4,332)	(5,525)
Transfers (Net)	2,354	2,706	3,309	3,727	4,089
Total Current (Net)	(1,089)	(1,359)	(974)	(938)	(1,930)
Capital Account
Foreign Direct Investment (Net)(7)	2,509	1,283	820	2,975	5,569
Portfolio Investment (Net)(8)	(120)	1,016	(1,669)	(441)	(1,639)
Total Foreign Investment	2,389	2,298	(849)	2,534	3,930
Loans (Net)(9)	71	(1,414)	184	143	(1,540)
Commercial Credits	110	459	713	355	308
Leasing(9)	(219)	(162)	(337)	(76)	23
Other(9)	143	154	1,023	287	662
Other Long Term Financing	(35)	(30)	(30)	(51)	(48)
Total Capital (Net)	2,458	1,304	703	3,192	3,334
Errors and Omissions	(152)	193	87	287	325

Change in Gross International Reserves	$1,217	$138	$(184)	$2,541	$1,729

Totals may differ due to rounding.

1:	Preliminary.
2:	Gold exports made by private agents (including an estimate of contraband gold transactions).
3:	Nontraditional exports consist of products other than oil and its derivatives, coffee, coal, nickel, gold and emeralds.
4:	Principally goods acquired by ships in ports and foreign trade in free trade zones.
5:	Includes non-financial services, such as transportation, travel, telecommunications, postal, construction, insurance, information, personal and government services as well as commissions paid by the public and private sector on financial services relating to managing external debt.
6:	Includes financial services and inflows and outflows related to payments for and costs of labor and capital. Financial service outflows include interest payments on private and public external debt and securities, dividend remittances abroad, salaries received by Colombian citizens abroad and interest earnings on assets held by Colombian residents abroad.
7:	Foreign direct investment in Colombia less Colombian direct investment abroad (outflows). Includes long-term and short-term foreign direct investment. Long-term foreign direct investment refers to foreign direct investment made in any particular sector of the economy for a period greater than one year, while short-term foreign direct investment refers to foreign direct investment made in financial assets or liabilities (loan portfolio) with a maturity equal to or less than one year.

8:	Portfolio investment in Colombia less Colombian portfolio investment abroad (outflows). Includes long-term and short-term portfolio investment flows. Long-term portfolio investment refers to portfolio investment for a period greater than one year, while short-term portfolio investment refers to portfolio investment with a maturity equal to or less than one year.
9:	Includes long-term and short-term flows.

Source: Banco de la República — Economic Studies.

Foreign Trade

Colombia’s trade has historically been, and continues to be, dominated by the export of raw materials and the import of intermediate and capital goods. Most consumer goods have traditionally been produced locally. Producers of these consumer goods had, until recent years, enjoyed the protection of high import tariffs and other trade barriers. Since the early 1990s, Colombia has reduced trade barriers, opening the economy to foreign competition. Imports (FOB) of consumer goods (as measured for balance of payments purposes) increased by 15.3% and 7.3% in 2001 and 2002, respectively, primarily due to the general increase in economic activity and the attendant rise in internal demand. In 2003, however, imports of consumer goods decreased by 1.6%, mainly as a result of a reduction in food and tobacco imports. By 2004, these imports reversed the prior shortfall and reported an increase of 16.2%, as compared to 2003. In 2005, imports of consumer goods grew by 25.3% as compared to 2004, as imports of durable and non-durable consumer goods increased by 30.3% and 20.6%, respectively.

During the 1986-1995 period, weighted average tariff rates declined from 44.0% to 11.0%. Tariff rates remained relatively stable from 1994 until 2004, except during a three-month period in 1997 when rates were temporarily increased by Presidential decree in an effort to raise tax revenues to remedy the growing fiscal deficit. Tariffs are now regarded as a commercial policy instrument, rather than a revenue source. In addition, changes to tariff rates have become less common due to Colombia’s participation in the Andean Community of Nations’ common external tariff agreement, which implemented common external tariffs in February 1995. See “—Geographic Distribution of Trade” for more information on the Andean Community of Nations.

Despite the free-trade policies adopted in recent years, the Government continues to recognize the special needs of some local producers. For example, in December 2004, as a result of the strong appreciation of the peso during the year, the Government decided to adopt measures to help alleviate the negative impact of such currency movement on the sectors most affected. Banana and flower producers were selected among other sectors because the aggregate output of these two groups exceeds the total exports generated by coffee and both of them are labor intensive, which provides regional social stability. Under the measure, in 2005, the Government paid Ps. 200 for each dollar that was exported by these producers. In order to be eligible, the banana and flower producers had to acquire an exchange rate hedge in the financial system and they had to maintain the same number of employees as they did during 2004.

In December 2005, the government announced three programs to protect the agricultural sector from the exchange rate risks and the movements in the international prices. The first program benefits local producers of corn, soy and sorghum by granting a 65% subsidy on the cost of the exchange rate hedge obtained by such producers. The second program benefits agricultural exporters other than producers of flowers and banana by granting an 80% subsidy on the cost of the exchange rate hedge obtained. The benefits of the third program aimed specifically at producers of flowers and bananas is yet to be determined. The Government is contemplating either a subsidy on the cost of the exchange rate hedge obtained or a direct support per hectare to control crop disease. The Government estimates that approximately Ps. 91 million will be utilized for the three programs during 2006.

Decree 2685 of 1999, which went into effect on July 1, 2000, consolidated into law several prior customs laws, decrees and resolutions. This customs system, which is part of the Plan Vallejo (discussed further below), is designed to foster investment in the export sector and includes the following features:

•	Large exporters—those which exported over $2 million during the past 12 months and for which exports represented at least 60% of their operating income—may utilize simplified procedures for the import of raw materials and capital goods to be used in the production of exportable goods.

•	Special export programs grant customs and VAT exemptions for imports of raw materials to produce inputs to be used by other Colombian companies in the manufacture of goods to be exported.

•	New procedures permit the storage of foreign merchandise, free of import tariffs for a six-month period, so long as the merchandise is distributed abroad.

Exports

Commodities, particularly coffee, petroleum and coal, traditionally have been Colombia’s most important exports. In 1985, coffee accounted for 45.2% of exports, while oil and its derivatives accounted for 11.7% of total exports. By 1990, petroleum products had overtaken coffee as the country’s leading export, and in 2005 coffee accounted for an estimated 7.1% of total exports, while oil and its derivatives accounted for 26.7% of total exports. The development of the Cusiana and Cupiagua oil fields has increased the relative importance of petroleum products as a percentage of total exports. A decline in the value of coffee exports began in 1987 and accelerated with the price drop that followed the collapse in 1989 of the International Coffee Agreement, an arrangement among coffee producing and consuming countries to stabilize coffee prices. Beginning in 1993, coffee exports recovered somewhat due to the effort led by Colombia to limit the world supply of coffee through an agreement with the World Association of Coffee Producing Countries, but coffee exports subsequently declined and are expected to remain a smaller portion of total exports than oil and its derivatives. However, the recent trend of higher international prices of commodities has led to an increase of coffee exports which have grown from $764.2 million in 2001 to $1,470.6 million in 2005, according to preliminary figures from Banco de la República. Nontraditional exports, which include products such as shrimp, bananas, flowers and manufactured goods, have increased in recent years. Nontraditional exports, including emeralds, have increased from $6,297 million in 2000 to $9,932 million in 2005, and accounted for an estimated 47.7% of exports in 2005. Industrial exports have grown from $5,197 million in 2001 to an estimated $7,514 million in 2005. Exports of textiles and apparel have increased from $1,138 million in 2001 to an estimated $1,571 million in 2005.

In September 2002, in order to comply with World Trade Organization standards, the Government dismantled a tax rebate program that assisted exporters in paying income taxes, sales taxes or import duties. The Government currently assists exporters through the Plan Vallejo, under which producers of goods intended for overseas markets may obtain partial or total exemptions from customs duties and taxes on imported raw materials, capital goods, intermediate goods and spare parts as long as they are incorporated into the goods or services to be exported. In December 2002, the Government agreed with the World Trade Organization to continue the Plan Vallejo through December 31, 2006. In the period of 2001 to the present, the Government has taken additional steps to promote exports, including:

The formation of regional foreign trade advisory committees, which coordinate the knowledge and expertise of both the private sector and the Government. They achieve this purpose by exchanging initiatives and information, drafting proposals for overall programs and strategies, and implementing trade-related actions. These committees promote industry in areas conducive to exports, such as municipalities with shipping ports.

•	The formation of free trade zones — special enclaves which offer exchange, tax, customs and trade incentives to increase and diversify the production of goods and services for overseas markets. Industrial free trade zones may be used for goods and services, tourism promotion and science parks.

•	The creation of EXPOPYME — a program that supports small- and medium-size companies and provides business advice for entrepreneurs seeking export opportunities.

The following table shows the trends in the composition of Colombia’s exports over the years indicated, based on the export figures maintained by Banco de la República for balance of payments purposes.

Trends in the Composition of Exports

1985-2005

	1985		1990		1995(1)		2000(1)		2005(1)(2)
	(millions of U.S. dollars and percentage of total exports)
Exports (FOB):
Oil and its Derivatives	$451	11.7%	$1,951	27.6%	$2,185	21.5%	$4,569	34.9%	$5.559	26.7%
Coffee	1,746	45.2	1,399	19.8	1,832	18.0	1,069	8.2	1.471	7.1
Coal	126	3.3	545	7.7	596	5.9	861	6.6	2.598	12.5
Nickel and Gold	420	10.9	521	7.4	353	3.5	302	2.3	1.255	6.0
Nontraditional Exports(3)	1,119	29.0	2,664	37.6	5,190	51.1	6,297	48.1	9.932	47.7

Total Exports	$3,862	100.0%	$7,079	100.0%	$10,155	100.0%	$13,099	100.0%	$20,815	100.0%

Totals may differ due to rounding.

1:	All figures for 1995, 2000 and 2005 are based on the recommendations contained in the fifth edition of the IMF’s Balance of Payments Manual.
2:	Preliminary.
3:	For purposes of this table only, nontraditional exports also include emeralds.

Source: Banco de la República—Economic Studies.

Exports of goods (according to balance of payments figures) increased by 26.6% in 2005, due to an increase in all categories of traditional exports except for gold and emeralds. Nontraditional exports grew by 21.0%, increasing from $8,149 million in 2004 to $9,860 million in 2005. Among nontraditional exports, the largest increases among the categories of specifically identified export products were registered by the iron and steel industries, which increased by 38.3%, wood and its derivatives, which increased by 22.0% and nonmetallic minerals which increased by 20.0%. The category of other industries, which includes jewelry, musical instruments, sporting goods and other products, had a very positive performance as well, increasing from $489 million of exports in 2004 to $773 million in 2005, an increase of 58.1%. Exports of goods (according to balance of payments statistics) in 2005 totaled approximately $20,815 million, including oil and its derivatives (26.7% of total exports), coal (12.5% of total exports), coffee (7.1% of total exports), nickel (3.5% of total exports), gold and emeralds (2.8% of total exports) and nontraditional exports (47.4% of total exports).

According to preliminary figures supplied by DANE, exports totaled $3,528.0 million during the first two months of 2006, representing a 21.2% increase as compared to the same period of 2005, primarily due to the high prices of gold, oil and coal and a recovery of exports of metals, manufacturing products and oil pipelines and home cleaning articles.

The following tables show the composition of Colombia’s exports and the volume and price of Colombia’s leading exports for the years indicated.

Exports (FOB) by Group of Products

(millions of U.S. dollars)

	2001	2002	2003(1)	2004(1)	2005(1)	% of total 2005(1)
Mining
Oil and its Derivatives	$3,285.1	$3,275.0	$3,383.5	$4,227.4	$5,559.3	26.7%
Coal	1,178.8	990.2	1,422.0	1,853.7	2,598.2	12.5
Emeralds	89.2	91.7	79.7	74.2	72.0	0.3
Nickel	235.2	272.5	416.2	628.0	737.8	3.5
Gold(2)	67.9	105.3	588.0	560.7	516.9	2.5
Platinum	13.4	12.9	16.9	15.6	11.8	0.1
Others(3)	36.3	62.1	115.4	188.1	365.8	1.8

	4,905.8	4,809.6	6,021.7	7,547.7	9,861.7	47.4
Agriculture, Livestock, Forestry and Fishing, except Coffee	1,365.7	1,382.8	1,373.1	1,617.8	1,968.5	9.5
Coffee	764.2	772.2	809.4	949.5	1,470.6	7.1

	2001	2002	2003(1)	2004(1)	2005(1)	% of total 2005(1)
Industry
Food, Beverages and Tobacco	725.9	730.1	817.9	979.8	1,129.4	5.4
Textiles and Apparel(4)	1,138.1	984.4	1,106.4	1,457.2	1,570.6	7.5
Wood and its Derivatives	61.0	58.4	56.1	69.6	84.9	0.4
Paper and its By-Products	397.4	369.1	399.0	470.1	530.9	2.6
Chemicals	1,373.2	1,337.2	1,206.6	1,496.4	1,714.6	8.2
Nonmetallic Minerals	245.8	280.7	291.4	338.2	406.0	2.0
Iron and Steel Industries	357.7	333.7	345.7	535.1	740.0	3.6
Machinery and Equipment	387.8	339.2	312.8	492.2	564.5	2.7
Other Industries(5)	510.3	396.4	193.1	489.0	773.2	3.7

	5,197.2	4,829.2	4,728.8	6,327.5	7,514.0	36.1

Total Exports	$12,232.9	$11,793.9	$12,933.0	$16,442.4	$20,814.8	100.0%

Totals may differ due to rounding.

1:	Preliminary.
2:	Includes domestic purchases of gold by Banco de la República. The gold figures in this table represent the amount of gold transactions officially registered with Banco de la República. The amount registered does not reflect contraband transactions and may not reflect the amount actually traded. In contrast, the figures in the “Balance of Payments” and “Trends in Composition of Exports” tables reflect the amount actually traded, and therefore differ from the figures presented in this table.
3:	Includes salt, clay and sand mining and manufacture of fertilizers, chemicals and other products.
4:	Includes leather, leather products and plastic.
5:	Includes jewelry, musical instruments, sporting goods and other products.

Source: DANE for all categories except gold, which was provided by Banco de la República.

Volume and Price of Leading Exports

	2001	2002	2003	2004(1)	20051)
Crude Oil Export Volume (thousands of barrels/day)	301.3	297.2	237.4	222.7	224.2
Crude Oil Price ($/barrel)	23.8	24.2	29.0	37.3	49.8
Coffee Export Volume (millions of 60 kg. bags)	10.0	10.3	10.2	10.2	10.9
Coffee Price ($/pound, ex-dock)	0.72	0.68	0.71	0.84	1.20

1:	Preliminary.

Source: Banco de la República.

In 2005, the total volume of crude oil exported increased by 0.7%, and the average price of crude oil exported by Colombia increased by 33.3%, from $37.3 in 2004 to $49.8 in 2005. The weighted average price of coffee exported by Colombian producers increased to $1.20 per pound in 2005, representing an increase of 43.1% from the average price of $0.84 per pound in 2004. The volume of coffee exports increased by 6.6% in 2005, as compared with the volume exported in 2004.

Imports

Imports (CIF) grew by 11.2% in 2001, but decreased by 1.0% in 2002. Imports (CIF) grew by 9.4% in 2003, 20.6% in 2004 and 26.6% in 2005. In 2005, imports of consumer goods increased by 25.6%, imports of raw materials and intermediate goods increased by 18.7% and imports of capital goods increased by 39.2%. In 2005, consumer goods comprised 18.8% of total imports, raw materials and intermediate goods accounted for 44.8% of total imports and capital goods comprised 36.3% of total imports.

According to preliminary figures supplied by DANE, imports totaled $3,499.2 million during the first two months of 2006, representing a 19.5% increase as compared to the same period in 2005, primarily due to an increase in imports of autos, auto parts, fuels, mineral oils and other oil derivatives.

The following table shows the composition of Colombia’s major imports for the last five years.

Imports (CIF)

	2001	2002	2003	2004(1)	2005(1)	% of Total 2005(1)
	(millions of U.S. dollars)
Consumer Goods
Non-durable	$1,577.6	$1,519.9	$1,416.8	$1,553.7	$1,873.7	8.8%
Durable
Autos	395.9	576.4	601.2	805.8	1,030.2	4.9
Arms and Military Equipment	38.7	60.1	98.7	77.8	99.2	0.5
Others	527.3	549.0	559.3	734.2	978.7	4.6

	961.9	1,185.5	1,259.1	1,617.8	2,108.1	9.9

	2,539.5	2,705.4	2,676.0	3,171.5	3,981.9	18.8
Raw Materials and Intermediate Goods
Fuels(2)	181.1	185.7	236.0	260.6	541.1	2.6
Electric	8.1	3.4	3.2	1.7	2.9	0.0
Agricultural	500.4	491.5	560.4	700.6	771.5	3.6
Industrial
Industrial, Chemical and Pharmaceutical Products	2,256.2	2,255.6	2,479.5	3,063.4	3,638.2	17.2
Mineral Products	1,209.1	1,144.1	1,265.2	1,826.7	2,356.0	11.1
Non-food Agricultural Products	957.1	937.2	1,009.4	1,139.7	1,226.6	5.8
Food Products	705.3	815.9	858.4	1,013.8	969.4	4.6

	5,127.7	5,152.8	5,612.6	7,043.6	8,190.2	38.6

	5,817.3	5,833.4	6,412.3	8,006.5	9,505.7	44.8
Capital Goods
Construction Materials	189.6	182.8	221.4	296.8	446.0	2.1
Agricultural	40.4	45.8	54.9	56.2	64.7	0.3
Transportation	1,610.4	1,516.1	1,600.9	1,812.4	2,384.7	11.2
Industrial
Industrial Machinery	1,047.8	773.7	1,025.3	1,288.0	1,622.2	7.7
Office and Technical Machinery	637.1	657.9	758.9	752.9	1,007.8	4.8
Others	941.8	946.6	1,109.2	1,327.9	2,176.8	10.3

	2,626.7	2,378.2	2,893.4	3,368.8	4,806.8	22.7

	4,467.1	4,122.9	4,770.6	5,534.2	7,702.2	36.3
Unclassified	9.8	37.3	29.7	35.4	14.5	0.1

Total	$12,833.7	$12,699.0	$13,888.5	$16,747.6	$21,204.2	100.0%

Totals may differ due to rounding.

1:	Preliminary.
2:	Includes oil derivatives and coal.

Sources: DANE and Dirección de Impuestos y Aduanas Nacionales (National Directorate of Customs and Taxes).

Geographic Distribution of Trade

The following tables show the destination and origin, respectively, of Colombia’s exports and imports.

Merchandise Exports to Major Trading Partners

	2001	2002	2003	2004(1)	2005(1)
	(percentage of total exports)
United States	43.4%	44.7%	46.8%	42.1%	41.8%
Venezuela	14.1	9.4	5.3	9.7	9.9
Germany	3.4	2.8	2.0	1.6	1.6
Peru	2.3	2.9	3.0	3.3	3.4
Ecuador	5.7	6.9	5.9	6.0	6.3
Japan	1.3	1.6	1.5	1.6	1.6
The Netherlands	0.9	1.1	2.3	2.3	2.1
France	1.1	1.2	1.1	1.2	0.8
United Kingdom	2.3	1.3	1.4	1.7	1.5
Spain	1.1	1.7	1.5	1.3	1.6
Denmark	0.1	0.3	0.6	0.3	0.3

	75.9	74.0	71.5	71.0	70.8
Others	24.1	26.0	28.5	29.0	29.2

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.

1:	Preliminary.

Sources: DANE.

Merchandise Imports by Major Trading Partners

	2001	2002	2003	2004(1)	2005(1)
	(percentage of total imports)
United States	41.2%	39.8%	38.5%	39.7%	39.9%
Venezuela	6.1	6.1	4.7	5.3	5.0
Japan	3.7	4.2	3.8	3.6	2.9
Germany	4.5	4.1	4.4	4.0	4.0
Mexico	3.9	3.9	4.6	4.1	4.4
Brazil	4.0	4.0	4.6	4.5	4.8
Canada	1.6	1.8	1.7	1.5	1.5
France	2.9	2.0	2.9	1.8	1.7
United Kingdom	1.2	1.0	0.9	1.2	0.9
Argentina	1.0	0.9	1.1	1.1	1.1

	70.1	67.9	67.1	66.7	66.2
Others	29.9	32.1	32.9	33.3	33.8

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.

1:	Preliminary.

Sources: National Directorate of Customs and Taxes.

The United States is Colombia’s most important trading partner. During 2005, trade between the two countries accounted for approximately 41.8% of Colombia’s total exports and 39.9% of total imports.

In October 2002, Colombia became eligible to participate in the ATPDEA, which President Bush signed in August 2002 and which remains in effect through December 31, 2006. The ATPDEA extends the unilateral tariff preferences on certain goods accorded the Andean countries through the Andean Trade Preference Act to certain new products, such as apparel made with regional fabrics, footwear, leather goods, petroleum and watches. During 2005, Colombian exports to the United States under the ATPDEA reached approximately $4.7 billion. Although the ratio between the total Colombian exports to the United States and the exports through ATPDEA in U.S. dollar terms decreased from 61.4% in 2004 to 56% in 2005, exports benefiting from the ATPDEA increased by 17.2% in 2005.

For the first two months of 2006, Colombian exports to the United States under the ATPDEA totaled $830.1 million, reflecting a 40% increase as compared to the same period of 2005, while total Colombian exports to the United States grew by 22.8%. For the first two months of 2006, Colombian exports under ATPDEA preferences represented 52.1% of total exports. Exports that benefited the most included petroleum and its derivatives, flowers, and ceramics.

Because the ATPDEA is set to expire by the end of 2006, the Government began negotiations for a new free trade agreement with the United States that would seek to preserve the current tariff preferences and expand trade between the two countries. On February 27, 2006, the United States and Colombia concluded negotiations on such a free trade agreement. The trade agreement will become effective upon approval by the respective legislatures.

Venezuela traditionally has been the second most significant destination for Colombian exports, accounting for 9.9% of Colombia’s total exports in 2005. Venezuela also remained the second largest source of imports, accounting for 5.0% of Colombia’s total imports in 2005.

Colombia has pursued a policy of reducing trade barriers by fostering economic integration with other countries and promoting bilateral and multilateral trade agreements with regional trading partners. The Andean Community of Nations (Comunidad Andina de Naciones), which included Bolivia, Ecuador, Venezuela, Colombia and Peru, was part of this effort to increase trade among member countries. Pursuant to this agreement, originally ratified in May 1969, the member nations implemented common external tariffs on February 1, 1995. In April 2006, Venezuela announced its intention to withdraw from the Andean Community of Nations.

On April 5, 2004, the Andean Community concluded a free trade agreement with Mercosur, the free trade association composed of Argentina, Brazil, Paraguay and Uruguay. This agreement, that became effective in July 2004, created a South American free trade area composed of 300 million inhabitants.

Colombia entered into a free trade agreement, known as the G-3 Agreement, with Mexico and Venezuela, that became effective on January 1, 1995. Since January 1, 1992, Colombia and Venezuela had operated under a reciprocal duty free agreement, applicable to most goods produced in each nation. Capital markets in the two countries have also been liberalized, with Venezuelan and Colombian companies now enjoying greater access to capital in each other’s countries. In May 2006 the Venezuelan government announced its withdrawal from the G-3 Agreement.

In December 2004, Colombia apprehended Rodrigo Granda, a prominent Colombian rebel, in Venezuela. In January 2005, Venezuelan President Hugo Chávez protested Mr. Granda’s apprehension in Venezuela, charging that Colombia had violated Venezuela’s sovereignty. President Chávez recalled Venezuela’s ambassador from Bogotá (who has since returned) and announced the suspension of bilateral trade and business accords between the countries. Venezuela’s resulting decisions regarding customs controls temporarily affected commerce between the two countries, particularly in cities and towns close to the border. A meeting between President Uribe and President Chávez took place in Caracas on February 15, 2005. After this meeting, President Uribe and President Chávez announced the official end to the dispute and the restoration of diplomatic and commercial relations.

Since 1993, banana exports from Colombia, Costa Rica, Nicaragua and Venezuela to the European Union have been subject to a global quota, providing preferential treatment to certain producers, including former European dependencies in Africa and the Caribbean. The announcement of the European Union regarding the increase in the level of protection for the producers in Africa and the Caribbean, starting in January 2006, triggered a reaction by several Latin American banana producers, including Colombia. On March 30, 2005, these banana producers submitted a petition for arbitration before the WTO, requesting a renegotiation of the increased tariffs proposed by the European Union of 230 euros per ton. In an initial ruling by the arbitration panel, it was determined that the European Union proposal did not allow Latin-American countries to maintain their complete access to the European market as had been agreed when the increase in the tariff was first proposed. In September 2005, the European Union proposed a new tariff of €187 per ton and such proposal was rejected by Colombia, Ecuador, Costa Rica, Brazil, Guatemala, Nicaragua, Honduras, Venezuela and Panama. The European Union decided not to reconsider the offer, thus leaving the resolution of the controversy to the WTO arbitral panel. The WTO arbitral panel again addressed the issue in December 2005 by naming the Norwegian Minister of Commerce as a neutral mediator that will evaluate the effect of the proposed increase on banana tariffs on the Latin-American markets during 2006.

Foreign Investment

Foreign investment in Colombia was traditionally directed towards the oil and mining sectors. Previously, investment in sectors such as public services was prohibited, and investments in the financial sector were limited to no more than 49% foreign ownership of financial institutions. As part of the Apertura process, the Gaviria administration (1990-1994) enacted reforms designed to make foreign investment in Colombia more attractive. For example, legislation was enacted that ensured equal treatment of foreign and local investors and foreign access to traditionally restricted economic sectors.

Under current law and regulations, foreign investments generally do not require prior governmental authorization. However, foreign entities must register investments with Banco de la República in order to establish their right to transfer profits and capital investments abroad. Investment in certain sectors, including financial services, still requires prior authorization. Foreign investment in national security and defense-related industries, as well as industries which process toxic and radioactive materials, is prohibited.

The Pastrana administration removed many of the remaining restrictions on foreign investment in order to stimulate economic growth and reduce unemployment. In June 1999, Congress approved a constitutional amendment to guarantee adequate compensation for expropriation of property.

Moreover, Decree 241 of 1999 removed restrictions on foreign investments in Colombian real estate, one of the few sectors of the economy in which foreign investment had been banned by the International Investment Statute. The public sector restructuring decrees of June 1999 also allowed public entities to sign contracts of “juridical stability” to protect private investors from sudden changes in legislation (including tax rules). Ecopetrol has made changes to the standard terms of its association contracts that are designed to encourage foreign investment in the oil sector. For a more detailed discussion of Ecopetrol’s association contracts, see “Economy—Principal Sectors of the Economy—Mining and Petroleum.” Finally, Law 756 of 2002 created an oil royalties system geared to encourage oil exploration on small- and medium-size fields, which establishes variable royalties ranging from 8% for fields producing up to 5,000 barrels per day to 25% for fields producing in excess of 600,000 barrels per day.

Net foreign direct investment, as recorded in the balance of payments, was $2,509 million in 2001, an increase of 21.3%, compared to the previous year. In 2002, net foreign direct investment decreased by 48.9%, to $1,283 million, due to a reduction in foreign capital inflows to the industrial, financial and communications sectors. Net portfolio investment increased from an outflow of $120 million in 2001 to an inflow of $1,016 million in 2002. In 2003, net foreign direct investment totaled $820 million, decreasing by 36.1% in comparison to 2002, due to a decrease in inflows to the transportation and communication sectors. Net portfolio investment reversed in 2003, from an inflow of $1,016 million in 2002 to an outflow of $1,669 million. By 2004, net foreign direct investment totaled $2,975 million, representing an increase of 262.8% as compared to 2003. Net portfolio investment improved from an outflow of $1,669 million in 2003 to an outflow of $441 million in 2004. During 2005, net foreign direct investment reached $5,569 million, an increase of 87.2% compared to 2004 and net portfolio investment had an outflow of $1,639 million, as compared to an outflow of $441 million in 2004. Net foreign direct investment flows had a significant increase in 2005 specifically in the manufacturing, petroleum and the transportation and communications sectors.

The following table sets forth information on net foreign investment by country of origin for the years indicated.

Net Foreign Investment by Country of Origin(1)

	2001	2002	2003(2)	2004(2)	2005(2)
	(millions of U.S. dollars)
North America
Canada	$10.2	$181.1	$14.7	$7.3	$2.5
United States	223.0	783.9	273.8	874.2	1,398.8
México	11.9	20.5	19.0	16.4	1,062.8

	245.1	985.6	307.5	897.8	2,464.1
South America
Andean Group	20.5	33.1	17.6	74.0	31.5
Others	48.6	18.4	12.4	14.2	53.8

	69.1	51.5	30.0	88.2	85.3
Central America
Central American Common Market(3)	4.2	0.5	3.0	1.5	3.0
Panama	111.5	46.2	172.0	78.7	223.1

	115.7	46.7	175.0	80.2	226.1
Caribbean	521.2	438.6	170.1	740.7	591.2

	2001	2002	2003(2)	2004(2)	2005(2)
Europe
European Free Trade Association	39.3	5.5	71.0	31.8	41.3
EEC Countries	646.8	140.3	412.6	175.7	4,734.6
Other Countries	1.2	14.5	0.3	0.6	0.0

	687.3	160.3	483.8	208.2	4,776.0
Asia	18.0	2.7	46.3	10.7	3.5
Other Countries	(0.9)	1.3	22.6	8.9	8.1
Reinvested Earnings	348.5	3.7	244.4	554.2	800.6

Total (excluding petroleum)	2,004.1	1,690.3	1,479.7	2,589.0	8,954.9
Petroleum	520.8	449.1	277.9	528.1	1,237.3
Portfolio Investment(4)	(40.7)	16.1	(19.9)	380.1	114.1

Total	$2,484.2	$2,155.5	$1,737.8	$3,497.2	$10,306.2

Totals may differ due to rounding.

1:	Figures reflect foreign direct investment into Colombia and outflows of foreign direct investment, but do not reflect investments by Colombians abroad. In contrast, the figures in the “Balance of Payments” table reflect Colombian direct investment abroad, and therefore differ from the figures presented in this table.
2:	Preliminary.
3:	Excluding Panama.
4:	Figures reflect only short-term portfolio investment inflows. In contrast, the figures in the “Balance of Payments” table reflect long-term inflows and outflows, and therefore differ from the figures presented in this table.

Source: Banco de la República.

The following table sets forth information on net foreign investment by sector for the years indicated.

Net Foreign Investment by Sector

	2001	2002	2003(1)	2004(1)	2005(1)
	(millions of U.S. dollars)
Direct Investment(2) (3)	$2,524.9	$2,139.5	$1,757.7	$3,117.0	$10,192.1
Petroleum	520.8	449.1	277.9	528.1	1,237.3
Agriculture and Fishing	12.5	(5.1)	8.0	3.3	26.6
Mining	523.7	466.2	627.4	1,246.4	1,981.5
Manufacturing	244.2	313.9	326.2	256.4	5,432.8
Public Services	(70.8)	134.7	68.2	88.5	(207.9)
Construction	83.8	(4.2)	(8.0)	73.5	143.1
Commerce	204.6	115.9	222.0	202.0	215.7
Transportation and Communications	415.7	345.4	(47.3)	481.3	1,106.1
Finance(3)	560.3	293.0	242.9	243.8	242.8
Social Services	30.1	30.5	40.4	(6.3)	14.2
Portfolio Investment(4)	(40.7)	16.1	(19.9)	380.1	114.1

Total	$2,484.2	$2,155.6	$1,737.8	$3,497.2	$10,306.2

Totals may differ due to rounding.

1:	Preliminary.
2:	Includes reinvested earnings.
3:	Figures reflect foreign direct investment into Colombia and outflows of foreign direct investment, but do not reflect investments by Colombians abroad. In contrast, the figures in the “Balance of Payments” table reflect Colombian direct investment abroad, and therefore differ from the figures presented in this table.
4:	Figures reflect only short-term portfolio investment inflows. In contrast, the figures in the “Balance of Payments” table reflect long-term inflows and outflows, and therefore differ from the figures presented in this table.

Source: Banco de la República.

MONETARY SYSTEM

Banco de la República

Banco de la República, Colombia’s central bank, was chartered in 1923. Following ratification of the 1991 Constitution, Banco de la República was granted greater independence from the Government in its administration and in the formulation of monetary policy. The 1991 Constitution charges Banco de la República with the primary mission of controlling inflation, as measured by changes in the consumer price index, in addition to other central banking functions.

Banco de la República’s board of directors is responsible for setting monetary and exchange rate policy. The board of directors has seven members, five of whom are appointed by the President to four-year terms. At the end of each four-year term, the President may replace up to two of the five presidential appointees and must re-appoint the remaining three appointees. The Minister of Finance is the sixth board member and is the sole representative of the Government on the board of directors. The seventh member is elected by the other six members and serves as the Governor of Banco de la República. Unless all seven members of the board of directors vote to do so, Banco de la República may not finance the Government’s budget deficits. The Constitution prohibits Banco de la República from making loans to the private sector except to provide liquidity to the financial system or to arrange and intermediate non-peso denominated loans in the local market for specific limited purposes.

Banco de la República is authorized by law, subject to certain restrictions, to regulate interest rates payable on time deposits, establish minimum reserve requirements for credit institutions and provide discount facilities for certain types of bank loans. In addition, Banco de la República performs other traditional functions of a central bank, including managing the country’s international reserves and acting as lender of last resort to the financial system. The Government is responsible for any losses and entitled to any profits generated from the operations of Banco de la República. Banco de la República registered a Ps. 325.2 billion profit for 2005, which the Government may use to finance the 2006 national budget.

Financial Sector

As of December 31, 2005, Colombia’s financial system was comprised of 21 banks, two corporaciones financieras (financial corporations), 24 compañías de financiamiento comercial (commercial financing companies) and a number of securities brokerage houses and other non-banking institutions, such as insurance companies, trust companies and bonded warehouses. The main types of financial institutions are described below.

Banks. The Government owns three of the 21 Colombian banks. The Colombian financial system also includes institutions that promote specific sectors of the Colombian economy, such as FEN. See “Economy—Role of the State in the Economy; Privatization—State-Owned Financial Institutions.”

Financial corporations. Financial corporations are specialized institutions that mainly make equity investments in and medium-term loans to various companies. Financial corporations also engage in project finance, an activity that has increased in recent years. Although they may engage in some banking activities, financial corporations are prohibited from taking demand deposits and instead rely on savings, time deposits, certificates of deposit, bonds, intermediation of lines of credit from multilateral institutions and short-term deposits from companies and individuals to meet their funding needs. Most financial corporations are private sector institutions.

Commercial financing companies. Commercial financing companies specialize in providing working capital financing and credit for the purchase of consumer goods, but may also participate as intermediaries in foreign exchange transactions, conduct leasing operations and take short-term deposits.

The following table shows the number of financial institutions and the percentage of loans and deposits corresponding to each category.

Colombian Financial System

(at December 31, 2005)

	Number	% of Loans	% of Deposits
Banks
Domestic Private	18	81.7	78.1
State-Owned	3	10.9	13.7

	21	92.6	91.8
Financial Corporations	2	2.8	2.5
Commercial Financing Companies(1)	24	4.5	5.7
Cooperative Institutions(2)	1	0.1	0.0
Special State-Owned Institutions(3)	10	15.9	4.4

Total(4)	48	100.0%	100.0%

Totals may differ due to rounding.

1:	Includes companies specialized in leasing.
2:	Includes only Coopcentral.
3:	Includes FEN, Bancoldex, Financiera de Desarrollo Territorial (Territorial Development Financing Agency or “FINDETER”), Fondo para Financiamiento del Sector Agropecuario (Agricultural Sector Financing Fund or “FINAGRO”), Fondo Financiero de Proyectos de Desarrollo (Financial Fund for Development Projects or “FONADE”), Fondo Nacional del Ahorro (National Savings Fund or “FNA”), Fondo de Garantías de Instituciones Financieras (Financial Institutions Guarantee Fund or “FOGAFIN”), Fondo de Garantías de Entidades Cooperativas (Cooperative Institutions Guarantee Fund or “FOGACOOP), Fondo Nacional de Garantías (National Fund of Guarantees or “FNG”) and Instituto Colombiano de Crédito Educativo y Estudios Técnicos en el Exterior (Colombian Institute of Educational Credit and Overseas Technical Studies, or “ICETEX”)
4:	Does not include Special State-Owned Institutions according to a new methodology adopted in 2005.

Source: Financial Superintendency.

The principal regulators of financial institutions and the financial markets are the Ministry of Finance, Banco de la República and the Financial Superintendency. The Financial Superintendency was created by the fusion of the Superintendency of Banks and the Superintendency of Securities into one office under Decree 4327 of 2005.

In 1989, the Government promulgated new rules, which were further amended in 1994, setting forth the procedures to be followed in classifying loans as “non-performing” on the basis of specific risk and performance factors, establishing reserve requirements for loans and implementing capital adequacy requirements consistent with the standards recommended under the Basel accord. These rules are intended to improve the Colombian banking system and to ensure that standards followed by Colombian commercial banks are consistent with those followed by banks in other countries. Under these rules, banks are required to maintain net technical capital equal to at least 9.0% of their risk-weighted assets. The aggregate net technical capital (or solvency ratio) of Colombian banks increased from 13.1% of risk-weighted assets at December 31, 2004 to 13.3% at December 31, 2005.

Over the last 15 years, the Government has also taken steps to prevent a recurrence of past problems in the financial sector (particularly those problems of the early 1980’s that caused the Government to assume ownership of several commercial banks to prevent their failure), including the promulgation of stringent banking regulations and market-oriented foreign exchange policies. Law 45 of 1990 introduced the universal banking model, which permits commercial banks, through separate subsidiaries, to engage in stock brokerage, leasing, factoring, investment banking and other related activities, thereby stimulating competition among financial institutions and consolidating the financial sector.

In addition, under Law 45, foreign investment is now permitted in all types of financial institutions with no restrictions on the level of foreign ownership. As a result, with prior approval of the Financial Superintendency, foreign entities are able either to purchase controlling interests in commercial banks or to increase their ownership in existing commercial bank subsidiaries. Law 45 has led to increased foreign investment in the banking sector.

Notwithstanding these initiatives, the internal economic conditions in Colombia during 1999, along with the impact of the residual economic problems of 1998 and the difficulties in the international capital markets, led to a sharp increase in domestic interest rates and a slowdown in economic growth. These events resulted in an increase in the amount of non-performing loans and impaired the asset quality of Colombian banks. While medium and large financial institutions ultimately handled this situation well, some small and state-owned institutions suffered liquidity problems so severe that the Government was forced to intervene. During 1999, the Government liquidated 15 financial institutions, four of which were banks. The nine largest institutions liquidated in 1999 held about 3.8% of the total assets of the financial institutions reporting to the Financial Superintendency as of December 31, 1998. In 2000, the Government liquidated two institutions under the supervision of the Financial Superintendency, Corporación Financiera de Occidente S.A., which held 0.08% of the total assets of the financial system, and Corporación Financiera de Transporte S.A., which held 0.07% of the total assets of the financial system. While financial indicators deteriorated significantly in 1999, the results for 2000 reflected the beginnings of a recovery in the financial sector. The loss of Ps. 1,580.2 billion experienced by the financial sector in 2000 can be explained by two factors: the removal of impaired assets from balance sheets, which generated a financial loss, and a higher ratio of reserves to non-performing loans, in compliance with stringent measures adopted by the Financial Superintendency. In 2003 and 2004, the financial sector improved from prior years, registering net profits of Ps. 2,173.0 billion and Ps. 3,347.7 billion, respectively, in part due to the Government’s efforts to improve the financial sector’s asset quality and aggregate solvency ratio, which the Government undertook in response to the economic downturn experienced in 1998 and 1999. Net profits in the financial sector continued to grow in 2005, reaching Ps. 4,450.1 billion (or Ps. 3,360.8 billion using the new methodology as set forth in the table “Selected Financial Sector Indicators” below), primarily due to growth in the financial services sector. Notwithstanding these gains, profits in the financial sector in the last three years were still low as a percentage of total equity, although non-performing assets and overdue portfolio indicators, other than those for mortgages, also improved. Moreover, the growth experienced since 2001 has not insulated the industry from further liquidations. In 2002, the Government liquidated Corfinorte, a financial corporation, which, prior to its liquidation, held 0.14% of the total assets of the financial system. In 2003, the Government liquidated the Instituto de Fomento Industrial (IFI) and Financiera FES, which, prior to their liquidation, together held 0.44% of the total assets of the financial system. The Government did not liquidate any financial institutions in 2004. In 2005, the Government liquidated Coopcentral, which held 0.051% of the assets of the financial system.

The following table shows the results of the financial sector as of and for the year ended December 31, 2005.

Selected Financial Sector Indicators

(in millions of pesos as of and for

the year ended December 31, 2005)

	Assets	Liabilities	Net Worth	Earnings/(Losses)
Banks	Ps.118,357,495	Ps.104,697,544	Ps.13,659,951	Ps.2,927,273
Non Banking Financial Institutions(1)	15,944,848	13,067,282	2,877,566	433,527
Special State-Owned Institutions(2)	22,550,981	17,213,220	5,337,762	1,089,377

Total(3)	Ps.134,302,342	Ps.117,764,826	Ps.16,537,517	Ps.3,360,800

Totals may differ due to rounding.

1.	Includes Financial Corporations, Commercial Financing Companies and Coopcentral
2.	Includes FEN, Bancoldex, FINDETER, FINAGRO, FNA, FOGAFIN, FONADE, FOGACOOP, FNG and ICETEX
3.	Does not include Special State-Owned Institutions according to a new methodology adopted in 2005.

Source: Financial Superintendency.

The Government played an active role in addressing the problems that emerged within the financial system in 1998 and 1999. The Government focused on addressing the decline in the financial sector’s asset quality (which resulted primarily from the increase in non-performing loans) and the decrease in the aggregate solvency ratio of the sector, and on regulating the financial sector more closely. Between November 1998 and December 1999, the Government launched three debtor relief programs. The total cost of the debt relief provided by the Government from the launch of the first debt relief program in 1998 to December 1999 was estimated at Ps. 2.17 trillion. No additional mortgage debt relief programs have been announced since December 1999.

FOGAFIN, the Colombian insurance deposit fund, is responsible for implementing many of the Government’s measures to support the financial sector. FOGAFIN’s primary mission is to protect depositors and preserve the stability of Colombian financial institutions.

In response to the economic downturn in 1998-1999, a recapitalization program was launched by the Government in the second quarter of 1999 to assist small- and medium-sized banks that were economically viable but had only limited access to international capital. The objective of the program was to strengthen the balance sheets of the participating banks by writing off non-performing assets and injecting additional capital from both cash contributions from shareholders and loans from FOGAFIN to the shareholders, the proceeds of which were used to purchase FOGAFIN-issued bonds, which bonds were then contributed to the banks. The shareholders were required to pledge stock of their banks with a value equal to 133% of the principal amount of the loans as security for the repayment of the FOGAFIN loans. The bonds issued by FOGAFIN were either held on the bank’s balance sheet or sold for cash. The end result of this recapitalization was that the participating bank reached a ratio of net capital to risk-weighted assets of 10%, one percentage point higher than the current minimum requirement of 9%.

Although this program was intended to cover both private and state-owned financial institutions, in practice, the recapitalization of state-owned banks required additional measures, including the transfer of non-performing assets to new special purpose entities and the subsequent sale of those assets, the administrative reorganizations of the banks and the eventual privatization of the banks.

Fifteen private institutions (AV Villas, Banco Colpatria, Banco Superior, Banco de Crédito, Interbanco, Banco Unión Colombiano, Colmena, Conavi, Corfinorte, Coltefinanciera CFC, Multifinanciera, Credinver, Confinanciera, Megabanco and Financiera FES) joined the FOGAFIN program between 1999 and 2005. By the end of 2004, the participating institutions had received Ps. 779.0 billion in capital, which came from long-term loans to finance the purchase of FOGAFIN-issued bonds. With the exception of the three institutions liquidated in 2002 and 2003, the financial institutions that took advantage of the FOGAFIN credit line have improved considerably, with their indicators now approaching those of other private financial institutions.

The Government assistance program for private financial institutions was designed to be self-financing and to yield returns to help pay for possible defaults. FOGAFIN issues bonds yielding the average short-term composite reference rate (Depósitos a Término Fijo (“DTF”)) and lends these bonds to financial institutions for terms of one to three years at the rate of DTF + 2% and terms of four to seven years at the rate of DTF + 3%. It is estimated that the Government will not incur costs with respect to the assistance program, except for credit support provided to Interbanco, a private commercial bank.

In an effort to provide additional support for mortgage banks, the Government launched a recapitalization program for these institutions in 2001. Resolution No. 006 of 2001 authorizes FOGAFIN to extend credit to the owners of mortgage banks to finance the purchase of capitalization bonds issued by FOGAFIN, in exchange for appropriate guarantees and subject to a significant injection of equity by the owners. To qualify for the program, at least 50% of the mortgage bank’s loan portfolio at the end of 2000 had to be comprised of loans for the purchase of residential real estate. Under this program, FOGAFIN has provided Ps. 672.8 billion in capital to four private institutions whose combined assets represent 80% of the total assets of the private mortgage bank sector and in 2004, FOGAFIN provided Ps. 213.9 million to Central de Inversiones S.A., a publicly owned financial institution, to be repaid by September 2007.

As of February 2006, the total cost to the Government of assisting state-owned institutions reached Ps. 6,003.0 billion. Approximately Ps. 4,698.0 billion was funded through bonds guaranteed by the Government, approximately Ps. 1,236.0 billion was funded through revenues from the tax on financial transactions collected in 1998 and 1999 and approximately Ps. 69.0 billion was funded through premiums charged for insurance on deposits.

Since 1998, FOGAFIN has assumed management responsibility and control of four banks (Banco del Estado, Banco Uconal, Bancafé and Interbanco), a savings and loan institution (Granahorrar) and two private consumer credit institutions (Fundación FES Compañía de Financiamiento Comercial and Corficafe). In managing these financial institutions, the Central Government, along with FOGAFIN, has formulated a strategy based on the same principles followed by the private banks for improving the institutions’ balance sheets and increasing their net worth. The four main objectives of this strategy are:

•	elimination of possible systemic risks of public banks (avoiding the “contamination risk”);

•	reduction of credit risk and improvement of management techniques in order to avoid increases in fiscal costs of the public sector banks;

•	restructuring and strengthening of public sector bank balance sheets in order to restore their financial viability; and

•	privatization of all public sector banks, except for Banco Agrario de Colombia (the successor entity to Caja Agraria, which was liquidated in June 1999) and certain special state-owned institutions, especially development banks.

FOGAFIN assumed control of and recapitalized Bancafé, the bank traditionally owned by coffee growers, in 1999. In 2001, Bancafé received Ps. 1,000 billion in assets and liabilities from Banestado and BCH to increase its productive assets, enlarge its client base and raise profitability. In recent years, Bancafé’s workforce and branch network have been reduced to facilitate the sale of the bank by the Government. Although efforts to privatize or liquidate all public banks (except Banco Agrario, which is to remain public) continued in 2002, market events, as well as legal and administrative issues, caused some delays. In August 2003, the Government formally announced a plan to sell Bancafé, which involves selling a 55% stake to a strategic investor who would take administrative control of the bank. In compliance with Law 226 of 1995, the remaining 45% would then be offered first to current and former employees of the bank as well as social solidarity institutions and, finally, to the general public if market conditions are favorable. If the Government does not sell all or part of the remaining 45% to the public, the strategic investor would have an obligation to purchase the remaining unsold shares. On February 18, 2004, the award process commenced, but terminated the same day after no bids for the purchase of the strategic investment were received.

In March 2005, the Government provided Bancafé with Ps. 430 billion to help restructure the public banking sector. As part of its plan, the Government also created a new institution called Granbanco – Bancafé, which is responsible for managing all of Bancafé’s business affairs. The restructured Bancafé is designed to assist small- and medium-sized industries by providing them with credit to invest in Government programs that finance the deficit. On April 19, 2006, the Government authorized the sale of Granbanco – Bancafe in connection with the Government’s plans to privatize the bank; however, no precise schedule has been established for the sale.

Additionally, in March 2005, the Government liquidated Banco Cafetero S.A., now referred to as Banco Cafetero en Liquidación, in order to repay its debts with workers and its pension liabilities.

During 1999 and 2000, several steps were taken to more closely regulate the financial sector. Circular 039 of 1999 was issued to assist in the restructuring of loans to companies in the industrial, agricultural and non-financial services sectors. Law 510 of 1999 (financial reform) increased the minimum net worth requirements for financial institutions and streamlined the process for the Government takeover of troubled financial institutions. Law 546 of 1999 (mortgage reform law) decreased the obligations of mortgage loan debtors by implementing the UVR inflation index, eliminating the penalties for prepayment of mortgage loans and changing the permitted term of mortgage loans from a fixed term of 15 years to terms of five to 30 years. Law 546 also gave the savings and loan institutions three years to become banks; this conversion was completed on December 31, 2001. Law 550 of 1999 was intended to restore the credit relationship between lenders and corporate borrowers by establishing a new framework for the restructuring of past due loans. Finally, Law 617 of 2000 was designed to allow territorial entities to restructure their debt, while instituting programs to achieve fiscal viability in the long run.

In January 2003, a reform of the financial institutions law was enacted. The principal objectives of this legislation are to improve the regulation of banks and to better protect depositors, in part by implementing stricter capital requirements based on international standards. No assurance can be given, however, that the legislation will achieve those objectives.

Liquidity and Credit Aggregates

The total amount of loans outstanding from Colombian financial institutions amounted to Ps. 67,920 billion at December 31, 2005, as compared to Ps. 58,783 billion at December 31, 2004 and Ps. 53,163 billion at December 31, 2003.

Past due loans decreased in absolute terms from Ps. 3,602 billion at December 31, 2003 to Ps. 1,947 billion at December 31, 2004 and to Ps. 1,807 billion at December 31, 2005. As a percentage of total loans, past due loans fell from 6.8% at December 31, 2003 to 3.3% at December 31, 2004 and further decreased to 2.7% at December 31, 2005. Provisions as a percentage of past due loans increased from 98.5% at December 31, 2003 to 149.2% at December 31, 2004 and to 166.9% at December 31, 2005. The following table shows selected monetary indicators for the years indicated.

Selected Monetary Indicators

	2001	2002	2003	2004	2005
Ml(1) (percentage change)	12.1%	15.5%	15.2%	16.8%	17.8%
M2(2) (percentage change)	9.7	7.3	12.1	18.2	17.8
M3(3) (percentage change)	9.3	8.2	12.1	16.8	15.9
Credit from the Financial System (percentage change) (4)	2.2	4.0	9.3	12.0	15.5
Discount Rate(5) (percent)	10.7	5.9	7.1	6.9	6.2

1:	Currency in circulation plus demand deposits.
2:	Ml plus certificates of deposit plus savings deposits.
3:	M2 (i.e., currency in circulation plus liabilities subject to minimum reserve requirements) and bonds issued by the financial system.
4:	Gross credit to private sector. Financial system excludes Banco de la República.
5:	Banco de la República’s one-day discount rate for liquidity to the financial system. Weighted average for the year.

Source: Banco de la República.

Interest Rates and Inflation

Except in 2004, interest rates have shown a downward trend from 2001 through 2005. DTF declined from 12.4% in 2001 to 8.9% in 2002, and further declined to 7.8% in 2003. DTF remained stable at 7.8% in 2004. In 2005, DTF continuously decreased from month to month, reaching its lowest point in December at 6.3%. The central bank decreased its discount rate three times during 2004, resulting in a total decrease of 0.75 percentage points, and in 2005, further reduced its discount rates once by 0.5 percentage points.

The Government’s policy has been to reduce inflation gradually to minimize the impact on economic growth. Since 1971, Colombia has experienced year-to-year consumer inflation rates ranging from a high of 32.4% in 1990 to the recent low of 4.85% in 2005, the lowest year-to-year rate ever recorded. The decline in consumer inflation rates from the 25-30% range of the late 1980’s and early 1990’s was possible due in part to the effective implementation of a monetary policy that removes excess liquidity from the economy, providing only the amount of cash necessary for the optimal performance of the economy. Consumer inflation declined to 7.6% in 2001 and to 7.0% in 2002. In 2003, consumer inflation declined further to 6.5%, due to the effect of an appreciation in the value of the peso. In 2004, due to the continued strength of the peso, consumer inflation continued to decline, registering 5.5% in 2004. The Government achieved its target consumer inflation rate for 2005 when the consumer price index reached 4.85% by year’s end, mainly due to the appreciation of the peso and the greater productive capacity of the economy during the second half of 2005. The central bank’s current target for consumer inflation in 2006 is between 4.0% and 5.0%.

Producer price inflation increased from 6.9% in 2001 to 9.3% in 2002. In 2003, producer price inflation declined to 5.7%, and further declined to 4.6% in 2004. In 2005, the producer price inflation decreased to 2.1%, primarily due to the appreciation in the value of the peso in 2005.

Colombia does not have a system of mandatory price controls. Certain goods and services provided by the public sector, however, historically have been subsidized. In recent years, the Government gradually has been dismantling subsidies of the prices of electricity, fuel, transportation and other services and has increased prices for these goods and services at rates faster than inflation in order to bring prices to levels that reflect the true costs. As of January 1, 1999, the Government stopped controlling fuel prices, which now track international prices.

Monetary policy has also focused on counterbalancing the effect of large capital inflows and maintaining the stability of the real exchange rate. To this end, from time to time the Government has imposed taxes on transfers of foreign currencies to Colombian residents from abroad, required mandatory investment of foreign exchange receipts in negotiable “exchange certificates” and imposed deposit requirements with respect to foreign currency denominated indebtedness of less than a specified term. The next section discusses foreign exchange rates in further detail.

The following table shows changes in the consumer price index and the producer price index and average 90-day deposit rates for the periods indicated.

Inflation and Interest Rates

Period	Consumer Price Index (CPI)(1)	Producer Price Index (PPI)(1)	Short-Term Reference Rate (DTF)(2)
2001	7.6	6.9	12.4
2002	7.0	9.3	8.9
2003	6.5	5.7	7.8
2004	5.5	4.6	7.8
2005
January	5.4	4.4	7.7
February	5.3	4.3	7.4
March	5.0	4.9	7.3
April	5.0	4.2	7.3
May	5.0	3.0	7.2
June	4.8	2.7	7.2
July	4.9	3.0	7.1
August	4.9	2.9	7.0
September	5.0	2.2	6.8
October	5.3	2.2	6.5
November	5.1	1.8	6.4
December	4.9	2.1	6.3
2006
January	4.6	n.a	6.1
February	4.2	n.a	6.0
March	4.1	n.a	n.a

1:	For annual periods, percentage change over the twelve months ended December 31 of each year; for monthly periods in 2004 and 2005 percentage change over the previous twelve months at the end of each month indicated.
2:	Average for each of the years 2001-2004, and for each indicated month in 2005 and 2006 (year-on-year), of the DTF, as calculated by the Financial Superintendency.

Sources: DANE, Banco de la República.

Foreign Exchange Rates and International Reserves

Exchange Rates

From January 1994 to September 1999, Banco de la República maintained a band within which the exchange rate was permitted to fluctuate. On September 25, 1999, the central bank decided to abandon the band system and adopt a free-floating exchange rate system. This change was made only after an initial agreement with the IMF for an Extended Fund Facility had been reached, evidencing a commitment by multilateral organizations to support the Colombian economic program. The transition to the new free-floating foreign exchange regime did not result in a significant deterioration of the exchange rate.

In addition to its past interventions in the exchange rate market, Banco de la República also sought to prevent the public and private sectors from incurring excessive amounts of debt in foreign currencies as a means of controlling the exchange rate. To this end, Banco de la República required a certain percentage of the debt incurred (depending on the maturity of the debt) to be deposited in pesos with the bank in a non-interest bearing account for a fixed period of time. As a result of this requirement, short-term capital flows fluctuated significantly from year to year, experiencing net outflows of $1,997 million in 2000. In order to further its policy of liberalizing the foreign exchange system, in April 2000, the central bank lifted this restriction. In 2001, a net outflow of $2,569 million was registered and in 2002, a net inflow of $2,724 million was registered. The inflow in 2002 was primarily due to the liquidation of public sector external portfolio investments. In addition to the deposit requirements, Banco de la República has prohibited Colombian financial institutions from funding foreign currency loans with borrowings of shorter maturities and has set a limit on a financial intermediary’s net foreign currency position, which is defined as foreign currency denominated assets minus foreign currency denominated liabilities. In 2003, net short-term capital outflows totaled $229 million. In December 2004, the Government passed Decree 4210 requiring portfolio investments by foreign investors to remain in Colombia for at least one year. Following the imposition of Decree 4210 of 2004, figures for net short-term capital flows in 2004 and 2005 have not been available.

From June 6, 2006 to June 13, 2006, the Indice General de la Bolsa de Colombia (Colombian Stock Exchange Indicator, or “IGBC”) dropped by 30.1%, including a 10.5% drop on June 12, 2006. Following these events, the Government repealed Decree 4210 of 2004 in order to increase demand in the domestic fixed income and equity markets.

On December 31, 2004, the representative market rate published by the Financial Superintendency for the payment of obligations denominated in U.S. dollars was Ps. 2,389.8/$1.00, a 14.0% appreciation from the peso’s value in dollars at December 31, 2003. During 2005, the peso experienced an appreciation in value of 4.4%, decreasing to Ps. 2,284.2/$1.00 on December 31, 2005. Real average appreciation of the peso was 14.4% on an annualized basis through October 2005 as compared to real average depreciation of 9.9% for the same period in 2004.

The following table shows the average and end-of-period peso/dollar exchange rates and the real exchange rate index for the dates and periods indicated.

Exchange Rates

	Representative Market Rate(1)
Year	Average	End-of-period	Real Exchange Rate Index(2)(3) Average
	(pesos per U.S. dollar)		(Avg. 1994=100)
2001	2,299.8	2,291.2	101.2
2002	2,508.0	2,864.8	118.8
2003	2,877.8	2,778.2	125.1
2004	2,626.2	2,389.8	111.9
2005
January	2,363.0	2,367.8	107.64
February	2,340.5	2,323.8	106.1
March	2,353.7	2,376.5	107.0
April	2,350.0	2,348.3	106.2
May	2,339.2	2,332.8	104.7
June	2,331.8	2,331.8	101.9
July	2,323.4	2,308.5	100.9
August	2,306.2	2,304.3	102.2
September	2,294.5	2,289.6	99.6
October	2,292.6	2,289.6	98.1
November	2,279.9	2,274.0	n.a
December	2,278.9	2,284.2	n.a
2006
January	2,273.7	2,265.7	n.a
February	2,256.2	2,247.3	n.a
March	2,262.4	2,290.0	n.a

1:	Representative market rate, as calculated by the Financial Superintendency.
2:	Colombian Peso Real Exchange Rate Index “1”: Based on the producer price index for non-traditional goods in global trade. The real exchange rate index is calculated by adjusting the nominal exchange rate by the producer price index of Colombia’s trading partners and the domestic producer price index. Yearly data corresponds to December of each year.
3:	The Real Exchange Rate Index figures for 2005 are preliminary.

Source: Banco de la República.

International Reserves

Banco de la República’s net international reserves increased from $10,191.8 million on December 31, 2001, to $10,840.5 million on December 31, 2002, to $10,915.6 million on December 31, 2003, to $13,535.8 million on December 31, 2004 and to $14,947.3 million on December 31, 2005. The increase in the international reserves during the past five years was primarily due to the abandonment of the currency band, the establishment of a floating exchange rate regime and other economic adjustment measures implemented by the Government.

Banco de la República invests its international reserves in a mix of currencies that reflects the profile of the country’s foreign debt. At December 31, 2005, this mix of currencies was approximately 85% U.S. dollars, 12% euros and 3% Japanese yen.

The following table shows the composition of the international reserves of Banco de la República at the end of the years indicated.

International Reserves

	at December 31,
	2001	2002	2003	2004	2005(1)
	(millions of U.S. dollars)
Gross International Reserves
Monetary Gold	$90.1	$96.6	$106.4	$114.6	$133.9
Special Drawing Rights	156.7	163.6	165.5	167.4	173.5
International Monetary Fund	394.5	394.5	394.5	394.5	394.5
Investments	8,948.6	9,361.1	9,436.7	12,090.2	13,583.1
Others(2)	655.1	828.3	818.3	773.2	671.6

	10,245.1	10,844.1	10,921.4	13,539.9	14,956.6
Less: Short- and Medium-Term Liabilities of Banco de la República	53.3	3.6	5.8	4.1	9.3

Net International Reserves	$10,191.8	$10,840.5	$10,915.6	$13,535.8	$14,947.3

Reserves (Months of Imports (FOB))
Goods(3)	10.0	10.8	9.9	10.2	8.9
Goods and Services(4)	7.7	8.5	7.9	8.2	7.2

Totals may differ due to rounding.

1:	Preliminary.
2:	Includes deposits in Latin American Reserve Fund, cash, Andean pesos, sight deposits, remittance in process and compensation agreements.
3:	Reflects imports of goods, as well as special trade operations.
4:	Contains items included in (3) above, plus imports of factor and non-factor services.

Source: Banco de la República.

Securities Markets

On July 3, 2001, the Bolsa de Valores de Colombia (Colombian Stock Exchange) was formed as a result of the merger of the three existing stock exchanges (Bolsa de Bogotá, Bolsa de Medellín and Bolsa de Occidente). Both debt and equity securities are traded on the Colombian Stock Exchange, although the vast majority of securities traded are fixed-income debt securities. The Colombian Stock Exchange has adopted an index called the Indice General de la Bolsa de Colombia (Colombian Stock Exchange Indicator, or “IGBC”), which is comprised of a group of equity securities, the composition of which is determined in part by the frequency of trading in each quarter. From December 31, 2002 through December 31, 2003, the IGBC increased by 45.1% in nominal terms, from 1,608.7 points to 2,333.7 points. At December 31, 2004, the IGBC registered 4,345.8 points, representing an 86.2% increase in nominal terms from the prior year. In 2005 the IGBC increased 118.9% in nominal terms compared to the prior year, reaching 9,513.3 points at year end. The Mercado Electrónico Colombiano (Colombian Electronic Market or “MEC”), a centralized operating system for fixed-income securities only, began to operate on October 29, 2001.

The Colombian Stock Exchange is owned by member firms responsible for developing and implementing regulations governing trading on the exchange. Although self-regulating, the exchange remains subject to the approval and supervision of the Financial Superintendency, the securities market regulatory agency. According to the Financial Superintendency, the market capitalization of the Colombian Stock Exchange as of December 31, 2005 was $50,687million.

The total value of securities traded on the Colombian stock exchange during 2005 was Ps. 1,121.5 trillion (approximately $491.0 billion), representing a nominal increase of 79.5% in peso terms and 87.8% in dollar terms as compared to 2004.

Equity trading during 2005 amounted to approximately Ps. 22,048.9 billion, or 2.0% of the total value of securities traded. This represents a nominal increase of 304.2% in the total value of equity trading from 2004 to 2005.

PUBLIC SECTOR FINANCE

General

The Constitution and the Budgetary Organic Law of 1996 (the “budgetary law”) govern Colombia’s budgetary process. The budget process requires the participation of all governmental ministries and agencies. The Ministry of Finance prepares a revenue and expenditure summary for the Government and public sector agencies, and then presents it in the form of a bill to Congress by the July prior to the beginning of the next fiscal year. Both houses of Congress must approve the budget by November of each year. It is then presented to the President, who has veto power over individual expenditures. Expenditure increases, but not expenditure reductions, must be approved by Congress as budget amendments. Local legislatures approve their budgets in accordance with the general procedures established pursuant to departmental and municipal law.

The Constitution and Law 60 of 1993 (described below under “—Public Sector Accounts—Revenues”) require the Government to transfer funds to departmental and municipal governments. Although the Government does not finance departmental and local government deficits, all domestic bond offerings and foreign debt incurred by these governmental entities must be approved by the Central Government. In addition, under Law 358 of 1997, municipalities and departments may not incur debt service obligations beyond a certain percentage of their operational savings (defined as current revenues less current expenditures).

The budgets for state-owned companies are evaluated by the Ministry of Finance and the National Planning Department, approved by the Consejo Superior de Política Fiscal (“CONFIS”) and sanctioned by Presidential decree. These budgets conform with the macroeconomic plan adopted by the Government each fiscal year, which sets general revenue and expense targets for the state-owned companies. During the year, the Government may modify these budgets.

The budgets of Government ministries and agencies, departmental and municipal governments and state-owned companies constitute the consolidated non-financial public sector fiscal accounts. These accounts exclude both the revenues and the expenses of state-owned financial institutions. State-owned financial institutions, development banks and commercial banks have a separate budget process supervised by the Superintendency of Banks.

The Contraloría General de la República (General Comptroller of the Republic) audits the financial accounts of the Government, which are submitted annually to the Congress for approval.

In 1995, the Fondo de Ahorro y Estabilización Petrolera (Oil Stabilization and Savings Fund or “FAEP”) was created to monitor the macroeconomic effects of the large foreign exchange inflows due to recently discovered oil reserves and to ensure that local governments prudently use the revenues generated from petroleum royalties. Under the law establishing FAEP, royalties from petroleum production in excess of a predetermined amount payable to the national and local governments are invested abroad through FAEP and are only disbursed for infrastructure projects and social expenditures. Banco de la República administers FAEP. FAEP received contributions in 2005 of Ps. 636.7 billion, as compared to a contribution of Ps. 166.8 billion in 2004 from Ecopetrol and territorial entities. At the end of 2005, the total fund balance was Ps. 3,377.5 billion, or 1.2% of GDP. Of the amount received in 2005, Ps. 165.3 billion was disbursed under Law 633 of 2000 (described below under “—Public Sector Accounts—Revenues”) to decrease the outstanding debt of the local governments, which significantly decreased since 2004. The Government estimates that FAEP will receive additional contributions in 2006 of Ps. 722.4 billion and will disburse Ps. 123.4 billion in a continuing effort to reduce local government debt.

Since taking office in August 2002, the Uribe administration has been implementing a comprehensive fiscal adjustment program designed to end the progressive increases in the fiscal deficit in the short term and to institute the structural reforms necessary for public finance stability in the long term. Toward that end, the Government has introduced measures to increase public revenues and reduce public expenditures, as described in more detail below.

Public Sector Accounts

The following tables set forth revenues and expenditures (on a cash-flow basis) for the consolidated non-financial public sector for the 2001-2005 period, budgeted figures for 2006 (submitted to Congress on July 29, 2005 and passed on October 19, 2005) and the resulting fiscal surplus or deficit as a percentage of GDP.

Non-financial Public Sector Revenues and Expenditures(1)

(billions of pesos)

	2001		2002		2003		2004		2005(2)		Budget 2006(5)
Central Government
Total Revenues	Ps.	27,489	Ps.	30,233	Ps.	34,319	Ps.	39,826	Ps.	45,753	Ps.	53,491
Total Expenditures
Current Expenditures		30,765		33,535		38,284		43,423		49,984		57,751
Capital Expenditures		6,808		6,659		6,821		7,403		9,171		10,891

		37,573		40,194		45,105		50,825		59,155		68,642
Net Loans to Other Entities		1,471		1,259		865		298		324		488
Accrual adjustments(3)		704		(1,215)		123		(2,688)		127		509

(Deficit)/Surplus		(10,850)		(12,435)		(11,528)		(13,985)		(13,598)		(15,130)
Decentralized Agencies
Total Revenues		3,799		2,831		3,359		3,649		4,139		4,676
Total Expenditures
Current Expenditures		1,517		1,617		1,364		1,377		1,485		1,955
Capital Expenditures		1,453		1,221		1,475		1,741		2,370		2,664

		2,970		2,838		2,839		3,118		3,855		4,620
Net Loans to Other Entities		(36)		0		(1)		0		0		0
Accrual adjustments(3)		(170)		32		33		0		0		0

(Deficit)/Surplus		696		25		555		543		284		56
Local Public Sector(4)
Total Revenues		26,067		28,749		31,349		33,659		37,512		40,636
Total Expenditures
Current Expenditures		15,608		16,498		18,406		22,958		26,334		28,312
Capital Expenditures		10,116		10,601		12,336		6,263		8,588		9,924

		25,724		27,099		30,743		29,222		34,922		38,237
Net Loans to Other Entities		(243)		(235)		(286)		148		200		228
Accrual adjustments(3)		(87)		(363)		443		(295)		(400)		(457)

(Deficit)/Surplus		498		1,522		1,336		4,585		2,790		2,627
Social Security
Total Revenues		14,632		16,693		19,967		25,134		30,612		32,253
Total Expenditures
Current Expenditures		14,171		16,009		17,935		21,180		24,912		27,545
Capital Expenditures		27		27		20		65		31		66

		14,198		16,035		17,954		21,125		24,768		27,697
Net Loans to Other Entities		(500)		(500)		0		0		0		0
Accrual adjustments(3)		166		1,205		(310)		(120)		(175)		86

(Deficit)/Surplus		1,100		2,363		1,703		4,009		5,844		4,556
Coffee Fund
Total Revenues		3		32		115		1,075		1,272		1,299
Total Expenditures
Current Expenditures		108		63		58		1,043		1,211		1,296
Capital Expenditures		13		2		8		7		7		50

		121		65		65		1,038		1,148		1,367
Net Loans to Other Entities		(41)		22		27		14		17		20
Accrual adjustments(3)		0		(113)		289		(26)		(86)		0

(Deficit)/Surplus		(77)		(168)		311		37		124		(68)
Non-financial Public Enterprises
Total Revenues		7,522		8,356		9,447		25,416		29,641		34,876
Total Expenditures
Current Expenditures		4,947		5,843		6,164		18,106		20,101		25,473
Capital Expenditures		1,976		1,893		2,041		6,241		6,063		7,965

		6,923		7,736		8,205		24,348		26,164		33,438
Net Loans to Other Entities		(479)		(423)		(596)		157		125		259
Accrual adjustments(3)		477		(96)		40		(314)		(250)		(519)

(Deficit)/Surplus		1,555		947		1,878		1,225		3,602		1,698
Total Consolidated Non-financial Public Sector (Deficit)/Surplus	Ps.	(7,078)	Ps.	(7,747)	Ps.	(5,746)	Ps.	(3,586)	Ps.	(954)	Ps.	(6,262)

Primary (Deficit) Surplus	Ps.	2,697	Ps.	2,114	Ps.	5,728	Ps.	8,404	Ps.	10,509	Ps.	8,224

(footnotes appear on the following page)

Non-financial Public Sector Surplus (Deficit)(1)

(as a percentage of GDP)(6)

Government Sectors	2001	2002	2003	2004(2)	2005(3)	Budget 2006(5)
Central Government	(5.77)%	(6.24)%	(5.06)%	(5.46)%	(4.79)%	(5.18)%
Non-financial Public Enterprises
Electrical Sector	0.14	0.10	0.33	0.19	0.13	0.12
Ecopetrol	0.41	0.20	0.55	0.12	0.40	0.07
Carbocol	0.00	0.00	0.00	0.00	0.00	0.00
Telecom	0.27	0.18	(0.05)	0.10	0.01	(0.03)
Other	0.01	(0.01)	0.00	(0.39)	0.51	0.24

	0.83	0.47	0.82	0.80	1.04	0.40
Local Public Sector(4)	0.26	0.76	0.59	1.63	1.13	1.05
Social Security	0.59	1.18	0.75	1.57	2.06	1.51
Coffee Fund	(0.04)	(0.08)	0.14	0.02	0.04	(0.02)
Decentralized Agencies	0.37	0.01	0.24	0.12	0.22	0.20

Total Consolidated Non-financial Public Sector (Deficit)/Surplus	(3.77)%	(3.88)%	(2.52)%	(1.33)%	(0.29)%	(2.05)%

Primary Surplus	1.44%	1.06%	2.52%	3.30%	3.70%	2.60%

Totals may differ due to rounding.

1:	All figures calculated according to IMF methodology, which includes privatization, concession and securitization proceeds as part of public sector revenues. Privatization, concession and securitization proceeds for the non-financial public sector totaled Ps. 182 billion in 2001. There were no revenues from privatizations in 2002, 2003 2004, and 2005, and the 2006 budget does not include any revenues from privatizations.
2:	Figures for 2005 correspond to the Cierre Fiscal 2005 released by CONFIS (Documento CONFIS No. 3/2006) which contains the official results for public finances.
3:	Adjustment of certain cash expenditures to an accrual basis.
4:	Includes municipal and departmental governments and local non-financial enterprises, such as water, telephone and electricity companies and the Medellín metro system.
5:	Revised figures for 2006 correspond to the Plan Financiero 2006 released by CONFIS (Documento CONFIS No. 01 de 2006), which contains the official projections for public finances as of January 18, 2006.
6:	Based on GDP figures for 2005 and projected GDP for 2006.

Sources: National Department of Planning, IMF staff estimates, Banco de la República and CONFIS.

In 2005, the Central Government deficit was 4.79% of GDP, as compared to a deficit of 5.46% of GDP in 2004. The Central Government deficit for 2005 was Ps. 13,598 billion, or 2.8% less than the Ps. 13,985 billion deficit registered in 2004. Central Government income increased by 14.9%, from Ps. 39,826 billion in 2004 to Ps. 45,753 billion in 2005, while Central Government expenditures increased by 16.4%, from Ps. 50,825 billion in 2004 to Ps. 59,155 billion in 2005, primarily due to increased debt service costs, an increase in transfers made by the Central Government to departmental and municipal governments and an increase in public sector wages.

In 2005, the consolidated non-financial public sector deficit totaled Ps. 954 billion, or 0.29% of GDP, as compared to a deficit of Ps. 3,586 billion or 1.33% of GDP in 2004 and a deficit of Ps. 5,746 billion or 2.52% of GDP in 2003. The Government currently projects a consolidated non-financial public sector deficit of 2.05% of GDP for 2006. In recent years, the Government’s fiscal policy has included the following long-term objectives:

•	establishing a macroeconomic foundation for sustained growth;

•	directing Government resources to those sectors in which the Government has the greatest impact in supporting social development and fostering competition within the Colombian economy; and

•	restructuring the budgetary system to facilitate the constitutionally mandated increases in net transfers from the Central Government to departmental and municipal governments.

The public sector deficit figures presented in this section do not include certain contingent liabilities of the public sector, including certain guarantees and indemnities given by public sector agencies to joint venture partners.

Revenues

In recent years, the Government has modernized the tax system and expanded the tax base through new tax reform legislation. For example, in December 2002, Congress passed Law 788 of 2002, which was a tax reform intended to increase government revenues. In December 2003, Congress passed Law 863 of 2003, which became effective on January 1, 2004, and introduced further tax reform, including, among other measures, the imposition of a 10% surcharge on the marginal income tax rate.

The recent tax reforms were also intended to bring the tax system into compliance with the constitutional requirement that the Government transfer a portion of its current revenues to departmental and municipal governments. There are two types of required net transfers to departmental and municipal governments. First, the Government transfers revenues to departments for health and educational purposes. In the past, the amount of these transfers was based on a percentage of ordinary revenue (current revenue minus statutorily assigned revenue). Second, the Government transfers revenues to municipalities for social and educational programs as well as infrastructure projects. These transfers were based on a percentage of the value-added tax. As a result of changes to the tax system instituted in 1993, both types of transfers are currently calculated as a percentage of current revenue, and as a result, net transfers from the Central Government have increased. The actual allocation made to each local government is based on formulas developed by the National Planning Department which take into account each locality’s administrative efficiency, ability to raise revenues independently, population and level of poverty. Net transfers required by Law 60 of 1993 totaled an estimated 34.2% of current revenue in 2005, as compared to 36.8% in 2004, 39.7% in 2003, 40.7% in 2002 and 42.4% in 2001. These constitutionally required transfers may be supplemented by discretionary transfers to departments and municipalities. In December 2001, a constitutional reform established new standards that local governments are required to follow with respect to funds transferred by the Central Government, enhancing the control and allocation of these funds, particularly in the education and health care sectors.

The following table shows the composition of the Government’s revenue (on a cash-flow basis).

Central Government Revenue

	2001	2002	2003	2004	2005(1)	Budget 2006(3)
Tax Revenue
Income Tax	34.9%	33.5%	34.2%	38.1%	37.9%	38.8%
Value-added Tax	36.4	35.2	38.1	37.6	38.1	35.9
Wealth Tax	0.0	4.1	3.6	1.1	1.0	0.9
Tariffs	7.8	6.9	6.3	5.6	6.2	5.7
Other Indirect Taxes	11.1	10.0	9.3	9.8	9.2	9.3

	90.2	89.6	91.4	92.2	92.3	90.7
Nontax Revenue(2)	9.8	10.4	8.6	7.8	7.7	9.3

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Revenue (as a percentage of GDP)(4)	14.6%	14.9%	15.0%	15.6%	16.1%	17.2%

Totals may differ due to rounding.

1:	Figures for 2005 correspond to the Cierre Fiscal 2005 released by CONFIS (Documento CONFIS No. 03/2006), which contains the official results for public finances, as of March 27, 2006.
2:	Includes concession revenues, hydrocarbon duties, fines, other duties, other current revenues and capital revenues.
3:	Revised figures for 2006 correspond to the Plan Financiero 2006 released by CONFIS (Documento CONFIS No. 01 de 2006), which contains the official projections for public finances as of January 18, 2006.
4:	Based on estimated GDP using new methodology implemented in 1999.

Sources: Ministry of Finance and CONFIS.

Central Government revenues totaled Ps. 45,753 billion (16.1% of GDP) in 2005, as compared to Ps. 39,826 billion (15.6% of GDP) in 2004, an increase of 14.8% in nominal terms. Total tax revenues increased by 15.1% in nominal terms in 2005 as compared to 2004.

Expenditures

Central Government expenditures totaled Ps. 59,474 billion in 2005 (20.9% of GDP), an increase of 16.4% in nominal terms from the 2004 level. Current interest payments decreased by 4.0% in nominal terms in 2005, while current operational expenditures rose by 15.2% in nominal terms over the 2004 levels. Current investment expenditures increased by 0.5% in nominal terms in 2005.

Based on preliminary figures, in 2005, Central Government expenditures were allocated as follows:

•	social expenditures, 48.3%;

•	interest payments, 20.8%;

•	defense and internal security, 12.8%;

•	government overhead, 5.5%;

•	justice, 4.3%;

•	infrastructure, 4.2%; and

•	transfers to local governments, 3.9%.

Transfers to regional governments reached Ps. 11,159 billion in 2002 (representing 26.1% of the total budgeted expenditures in 2002), Ps. 12,536 billion in 2003 (representing 27.3% of the total budgeted expenditures in 2003), Ps. 13,601 billion in 2004 (representing 25.2% of the total budgeted expenditures in 2004) and Ps. 14,622 billion in 2005 (representing 24.6% of the total budgeted 2005 expenditures), in accordance with the territorial transfer reform legislation enacted in December 2001 that provides for such transfers to be made based on the average revenue growth of Colombia over the previous four years, adjusted by the inflation rate plus a certain percentage, during a transition period from 2002-2008. After 2009, transfers to regional governments will be based on the average revenue growth of Colombia over the previous four years, without adjustment.

One of the greatest challenges in public finance is the growing rate of pension liabilities for workers and retirees, combined with the fact that most territorial entities lack proper resources to pay these obligations. In December 1999, Congress enacted Law 549, which established the National Pension Fund for Territorial Entities. Law 549 provides for full funding of pension liabilities within 30 years from the date of its enactment. Both the Central Government and the territorial entities contribute to this fund, although the Central Government has not assumed the responsibility to pay these pension payments. The Central Government recognized, however, that further pension reform was necessary and as a result, Law 797 of 2003 was enacted, which was subsequently superseded by Law 860 of 2003. See “—IMF Program for 2005-2006—Recently Enacted Fiscal Reforms.”

The following table shows the principal categories of Government expenditures, according to the General Directorate of the Budget of the Ministry of Finance.

Central Government Expenditures(1)

	2001	2002	2003	2004	2005
	(as a percentage of total)
Social Expenditures
Education	15.8%	17.5%	17.2%	19.1%	17.6%
Health	7.1	8.7	7.8	7.9	7.3
Housing	0.3	0.3	0.4	0.3	0.2
Social Security	12.3	14.2	18.1	15.9	21.3
Other(2)	2.6	2.8	1.6	2.3	1.8

	38.2	43.5	45.1	45.5	48.3
Justice	4.8	4.7	4.5	4.8	4.3
Defense and Security (Internal)	12.9	13.4	12.9	13.6	12.8
Infrastructure
Mines and Energy	2.4	1.5	2.8	1.6	0.8
Transportation	2.3	1.6	0.7	1.1	2.1
Irrigation Projects and Agriculture	1.0	1.0	0.6	0.8	0.6
Environment	0.3	0.3	0.3	0.3	0.4
Other	0.5	0.4	0.3	0.3	0.3

	6.4	4.7	4.7	4.1	4.2
Government Overhead Expenses	7.9	7.1	5.6	4.8	5.5
Transfers to Local Governments(3)	9.9	5.5	4.7	4.7	3.9
Other	0.0	0.0	0.0	0.0	0.0
Interest payments	19.9	21.2	22.5	22.2	20.8

Total Expenditures	100.0%	100.0%	100.0%	100.0%	100.0%

Expenditures (as a percentage of GDP)(4)	21.4%	20.6%	20.2%	20.7%	22.3%

Totals may differ due to rounding.

1:	As of May 15, 2006, 2005 figures are preliminary.
2:	Includes potable water and sewage.
3:	Figures only include transfers to municipalities, not to other regional governments.
4:	Based on preliminary GDP figures for 2002, 2003 and 2004 and estimated GDP figures for 2005. Expenditures as a percentage of GDP take into account cash payments that are used by the General Directorate of the Budget in its calculations but not by CONFIS, and therefore differ from the figures indicated in the text.

Sources: Dirección General del Presupuesto (General Directorate of the Budget), CONFIS and Tesorería General de la República (National Treasury).

2006 Budget

The 2006 budget became Law 998 on November 29, 2005. According to the 2006 budget, the consolidated public sector deficit is expected to be 2.0 % of GDP (Ps. 6,200 billion) and the consolidated non-financial public sector deficit is anticipated to be approximately 2.1% of GDP (Ps. 6,262 billion). The 2006 budget estimates a Central Government deficit of approximately 5.2% of GDP (Ps. 15,669 billion). Total non-financial public sector expenditures for 2006 are currently budgeted to reach Ps. 174,000 billion, out of which Ps. 68,642 billion correspond to expenditures by the Central Government and Ps. 105,358 billion correspond to expenditures by public entities at the national and local level and transfers to departmental and local governments.

Under the 2006 budget, the Central Government’s revenues (on a cash-flow basis) are projected to total Ps. 53,491 billion (approximately 17.7% of GDP), an increase of 16.9% as compared to revenues of Ps. 45,753 billion recorded in 2005. Total tax revenues are expected to grow by 18.9%, from Ps. 42,288 billion in 2005 to Ps. 47,824 billion in 2006. Income tax revenues are expected to amount to Ps. 20,448 billion in 2006, an increase of 17.9% as compared to 2005 income tax revenues of Ps. 17,349 billion. Internal value-added tax revenues are expected to total Ps. 12,639 billion as compared to Ps. 11,412 billion in 2005, an increase of 10.8% from 2005. Revenues from the tax on financial transactions are anticipated to amount to Ps. 2,614 billion, as compared to Ps. 2,401 billion in 2005, representing an increase of 8.9%. Tariffs and external value-added tax revenues are expected to increase by 5.9% in 2006, from Ps. 8,839 billion in 2005 to Ps. 9,357 billion. Non-tax revenues are expected to amount to Ps. 211 billion in 2006, a 56.2% decrease as compared to 2005 (Ps. 482 billion). The 2006 budget does not include any revenues from privatizations.

According to CONFIS, Central Government expenditures (net of amortizations of public debt and on a cash-flow basis) under the 2006 budget are expected to total Ps. 68,642 billion (approximately 22.6% of GDP) as compared to Ps. 59,155 billion in 2005, representing an increase of 16.0%. Operational expenditures are expected to total Ps. 34,354 billion in 2006, an increase of 4.6% as compared to Ps. 32,843 billion registered in 2005. Expenditures for interest payments are expected to increase by 28.6%, from Ps. 10,492 billion in 2005 to Ps. 13,495 billion in 2006. Investment expenditures are expected to amount to Ps. 5,668 billion in 2006, an increase of 33.9% as compared to 2005. Transfers, including pension transfers and transfers to regional governments, are expected to increase by 0.4%, from Ps. 22,886 billion in 2005 to Ps. 22,968 billion in 2006.

The 2006 budget is based on the following principal budget assumptions:

Principal 2006 Budget Assumptions

2006 Budget Assumptions as of April 2006(1)
Gross Domestic Product
Nominal GDP (billions of pesos)	307,720
Real GDP Growth	4.5%
Inflation(2)
Domestic Inflation (consumer price index)	4.5%
Domestic Inflation (producer price index)(3)	4.5%
World Inflation(4)	4.9%
Real Devaluation at end of period	(4.1)%
Interest Rate
Prime (United States)	8.0%
LIBOR (six month)	5.0%
Export Prices
Coffee (ex-dock) ($/lb.)	1.06
Oil ($/barrel) (Cusiana)	53.52
Coal ($/ton)	47.48
Ferronickel ($/lb.)	2.39
Gold ($/Troy oz.)	560.2

1:	Figures correspond to statistics released by the General Directorate of Macroeconomic Policy in April 2006.
2:	End of period.
3:	Calculated using a projected change in the producer price index.
4:	Weighted average inflation for Colombia’s trading partners, expressed in U.S. dollars.

Sources: General Directorate of Macroeconomic Policy, Ministry of Finance and Public Credit.

64

The figures set forth above represent the Government’s forecast, as of April 2006, with respect to the Colombian economy during 2006. While the Government believes that these assumptions and targets were reasonable when made, some are beyond the control or significant influence of the Government, and actual outcomes will depend on future events. Accordingly, no assurance can be given that economic results will not differ materially from the figures set forth above.

IMF Program for 2005-2006

On January 15, 2003, the IMF approved a two-year SDR 1.5 billion (approximately $2.3 billion) Stand-By Arrangement in connection with the Government’s two-year macroeconomic program. The funds could be used to support imbalances in Colombia’s external accounts, although disbursements under the IMF program were conditional on achieving certain targets. The Stand-By Arrangement expired in May 2005, and no amounts were disbursed under the facility.

Effective May 2005, the Executive Board of the IMF approved a new 18-month, SDR 405 million ($613 million) Stand-By Arrangement to support Colombia’s economic program through November 2006.

In July 2005, the IMF mission completed its first review under the new Stand-By Arrangement. At the conclusion of the review, the IMF and Colombia agreed to a lower target combined public sector deficit for 2005 of between 1.5% to 2.0% of GDP, compared with an original target of 2.5% of GDP. The lower target combined public sector deficit for 2005 takes into account the effects of higher oil export prices, increased tax revenues and reduced interest costs. For 2006, the target combined public sector deficit will remain at 2.0% of GDP, assuming a conservative export price of oil. Completion of the review made an amount equivalent to SDR 42.3 million (approximately US$ 61.0 million) immediately available to Colombia, in addition to SDR 193.5 million (approximately US$ 278.9 million) made available initially upon the program’s approval. Colombia intends to treat the new Stand-By Arrangement as precautionary and does not plan to draw on the facility.

Recently Enacted Fiscal Reforms

The Government is committed to a sustained reduction of the fiscal deficit and to that end, the following fiscal reforms were enacted recently:

Tax Reform: On December 29, 2003, Congress approved Law 863 of 2003. This law imposes a surcharge of 10% on the marginal income tax rate and is applicable beginning in 2004. There are no plans to reduce the surcharge until the end of 2006.

Labor Reform: Law 789 of 2002 permits greater flexibility in the hiring process and modifies the laws regarding work hours and overtime pay.

Oil Royalties Reform: Law 756 of 2002 modifies the oil royalties system and is intended to encourage oil exploration in small- and medium-size fields by establishing variable royalties ranging from 8% for fields producing up to 5,000 barrels per day to 25% for fields producing in excess of 600,000 barrels per day.

Pension Reform: Law 797 of 2003 modified the official retirement age and increases payroll taxes in order to reduce the rate of growth of pension expenditures. Due to legal challenges of Law 797 of 2003 brought before the Colombian Constitutional Court challenging certain provisions, Law 860 of 2003 was enacted in December 2003 to cure certain procedural flaws.

As of May 17, 2006, the net present value of the Central Government’s pension liability for the next fifty years (2006-2055), not including the transition cost, was approximately 107.7% of GDP (using a discount rate of 6%) and the expected annual expenditure by the Central Government for pension liabilities was estimated at 4.8% of GDP for 2005 and 4.8% of GDP for 2006. A pension reform law, which seeks to modify the pension structure in order to preserve and increase the Social Security System reserves, was enacted in June 2005. Under this pension reform, women 35 years or older and men 40 years or older as of 1993, or who had been working for more than 15 years, and who have made contributions for more than 750 weeks will maintain special pension benefits until 2014. Other eligible employees, who contributed for less than 750 weeks, will maintain their special pension benefits only until 2010. Additionally, the reform eliminates one of the 14 annual payments made to retired workers. The Government estimates that approximately 220,000 employees will not be able to retain their special pension benefits under the pension reform law.

Fiscal Responsibility Law: This law was enacted in June 2003 and requires the Central Government and local governments to make annual financial reports providing details of how they manage their funds.

Capital Markets Reform: A proposed capital markets reform bill was presented by the Central Government to the Congress in July 2004. The proposed bill seeks to modernize the regulatory framework for Colombia’s capital markets in order to, among other matters, foster growth in capital markets activity, provide a broader range of financing alternatives than has been traditionally available, and promote increased access to the capital markets by Colombian and international investors. The bill that was presented by the Central Government was the subject of a debate by a committee of the Chamber of Representatives of the Congress, which resulted in a revised bill that was approved by the committee in October 2004. The revised bill was approved by Congress and became law in June 2005.

Bill to Modernize Tax Collection Office: The Government submitted a bill to Congress in February 2005 that is designed to modernize the National Directorate of Customs and Taxes, improve the collection and administration of income taxes and customs duties through the use of better technology and reduce tax evasion. The bill was approved by the Chamber of Representatives and by the Senate; however, signature by the President is pending. No assurance can be given that the reform bill will be adopted in the form proposed by the Government and no assurance can be given that its intended purpose will be realized.

On December 30, 2005, a law was enacted that seeks to attract investors by setting the income tax rate at 15% for users of “Industrial Free Zones” and eliminating the special tax rate for dividends and profit sharing received by foreigners. The law will take effect on January 1, 2007.

PUBLIC SECTOR DEBT

General

Public sector debt (“public debt”) in Colombia is comprised of the internal and external debt of the Central Government, Banco de la República and state-owned non-financial companies, as well as the external debt of state-owned financial institutions and departmental and municipal governments. External public debt encompasses all debt payable in currencies other than pesos (including debt denominated in pesos but payable in currencies other than pesos), while internal public debt includes all debt payable in pesos.

The type of authorization required for incurring public debt depends upon the use of the proceeds and upon whether the debt is issued directly or guaranteed by the Republic, or issued by a public entity without the benefit of the Republic’s guarantee. The Ministry of Finance is the Government agency responsible for regulating public sector borrowing. The Ministry of Finance must authorize all external borrowing by governmental enterprises and agencies at the national, departmental and municipal levels.

New external debt issued or guaranteed by the Republic must comply with the global debt ceiling set periodically by Congress. This ceiling is set as part of the external financing program proposed by the executive branch. In addition, external public debt issued or guaranteed by the Republic must be authorized by the Board of Directors of Banco de la República, the Consejo Nacional de Política Económica y Social (“CONPES”) and the Comisión Interparlamentaria de Crédito Público (Public Credit Congressional Commission), a special six-member Congressional committee, in all cases where the issuance of the debt would increase the amount of outstanding external debt issued or guaranteed by the Republic. The Director General of Public Credit and the National Treasury of the Ministry of Finance must give advance approval of external debt incurred by the Republic to prepay or refinance existing debt. External debt incurred by decentralized entities requires prior authorization by the Ministry of Finance.

Until 1990, loans from Banco de la República and proceeds from special purpose bonds were the source of most of the Government’s internal public debt. Pursuant to Law 51 of 1990, the Government initiated a program in 1991 to finance public sector internal debt with Treasury bond issuances in the domestic capital markets, thereby diminishing reliance upon the traditional sources of internal financing. Colombia’s external public debt is in general comprised of loans from multilateral institutions (such as the World Bank and the IADB), foreign governments, commercial banks, suppliers, export credit institutions and bonds.

The Government’s debt management strategy focuses on diversifying the Government’s sources of financing and issuing bonds in the European, Asian and U.S. capital markets, reducing the public sector deficit by improving the maturity profile of public sector debt and lowering debt service costs and currency risk exposure. In 1998, the Government issued debt in the British pounds sterling and Italian lira markets for the first time. In 2000, the Government issued euro-denominated bonds, with three- and five-year terms. In 2004, the Government issued its first five-year peso-denominated global bonds payable in U.S. dollars in the international markets. In 2005, the Government issued notes with a seven year term in the Japanese bond market. In addition, the Republic has guaranteed less debt due to privatizations and stricter policies for authorizing guaranteed debt.

In December 2002, Congress authorized the issuance of up to $16.5 billion in internal and external debt under the Government’s four-year financing plan.

Colombia’s ratio of total net non-financial public sector debt to GDP increased from 48.7% in 2001 to 56.9% in 2002. The ratio of total net non-financial public sector debt to GDP decreased to 54.0% in 2003, to 49.9% in 2004 and further to 46.0% in 2005, primarily as a result of the general increase in economic activity and the decrease in Government expenditure, as well as the tax, pension and labor reform legislation approved by Congress in October 2002 and the early retirement of certain external debt. In October 2003, a national referendum was held in which voters were invited to decide on several governmental proposals, which were aimed at reducing operational expenses of the Government in order to reduce the fiscal deficit. Due to low voter turnout, only one non-fiscal deficit related proposal included in the referendum was approved by the electorate. Notwithstanding this referendum loss, the Government is committed to reducing the public sector debt, and in this regard has presented to

Congress other measures not requiring support through a referendum, such as expenditure cuts, reallocation of transfers to territorial and local governments, royalty and tax increases and modernization of the National Directorate of Customs and Taxes in order to reduce tax evasion. As a result of the Government’s efforts to reduce spending and because of recent economic growth, the debt to GDP ratio is expected to continue to decrease, although no assurance can be given that this goal will be met.

Public Sector Internal Debt

The internal debt of the Government in 2005 consisted mainly of the following debt instruments:

•	Treasury bonds known as Títulos de Tesorería (“TES”) sold, through auctions, to the public and to Government agencies (which are obliged to invest excess funds in these Government instruments);

•	Law 546 and debt reduction bonds; and

•	Various special-purpose bond issues.

The Central Government’s internal funded debt (i.e., long-term debt with an original maturity of one year or more) was $42.4 billion (Ps. 96,919 billion) on December 31, 2005, an increase of 28.7% in dollar terms (a 23.0% increase in Peso terms) from the $33.0 billion (Ps. 78,782 billion) outstanding on December 31, 2004. The increase was due primarily to the issuance of TES to finance the Central Government’s deficit. According to preliminary figures, total non-financial public sector internal funded debt was $51.4 billion (Ps. 117,428 billion) at December 31, 2005, as compared to the $41.6 billion (Ps. 99,366 billion) outstanding on December 31, 2004. Total direct internal funded debt of the Central Government was estimated at $42.3 billion (Ps. 96,657 billion) on December 31, 2005.

TES issuances in the domestic capital markets have become a significant source of Central Government funding. As of December 31, 2005, TES represented 57% of total Central Government debt (both internal and external) and 88% of total internal Central Government debt.

In January 2003, the Government appointed 20 financial institutions as market makers in Government securities, as part of a strategy that has broadened the treasury bond market and provided liquidity to the local capital markets. Furthermore, the Ministry of Finance has expanded the types and maturities of its bond issues. In addition to one-, two-, three- and five-year fixed-rate TES, prior to March 1998 the Government issued three-, five-, seven- and ten-year TES, with interest rates pegged to changes in the consumer price index. To reduce interest rate pressures on the market and simultaneously offer an exchange rate hedging instrument, the Government has issued dollar-linked one-, two- and three-year TES. As of February 28, 2006, $337.2 million (Ps. 757.8 billion) of dollar-linked TES were outstanding. In May 1999, the Government introduced inflation-indexed TES, known as UVR (Unidad de Valor Real Constante) and since then has issued five-, seven- and ten-year UVR TES bonds. With the UVR, the principal amount of the bond (rather than the interest rate) changes according to movements in the consumer price index, in a manner similar to the inflation-adjusted government debt securities available in the United States and France. The Government anticipates that the UVR and fixed-rate bonds will become the preferred long-term debt instruments for the Government in the domestic market, replacing the old inflation-indexed TES, which were issued for the last time in March 1998. At February 28, 2006, $7.34 billion (Ps. 16,493.7 billion) of UVR denominated TES were outstanding. In further support of the domestic market, the Government issued new investment products in 2001 and 2002, including short-term (90-day and 180-day) bills, seven- and ten-year fixed rate TES and five- and eight-year fixed rate dollar-linked TES. In 2003, the Government issued short-term (90-day) bills and seven- and ten-year fixed rate TES. In 2005, the government issued short-term (90-day and 180 day) and fifteen-year fixed rate TES. In 2006, the government issued short-term (90-day and 180 day) and ten-year fixed rate TES.

The Government has taken additional measures during the last several years to strengthen the domestic capital markets. For example, the Government encourages electronic systems for trading public sector debt instruments. These should provide a more efficient pricing mechanism and greater liquidity for investors. The Government also encourages the participation of institutional investors in the capital markets, as evidenced by the increasing investment of private pension fund assets in new capital market instruments. The Government has also regularized the timing and amounts of TES issuances. In addition to these measures, the Government issued Peace Bonds in the aggregate principal amount of Ps. 651.8 billion in 2001, Ps. 22.8 billion in 2002, Ps. 17.8 billion in 2003 and Ps. 13.5 billion in 2004 and Ps. 8.0 billion in 2005. These bonds fund agrarian reform and the reconstruction of social infrastructure in conflict zones.

In 2006, the Government plans to issue Ps. 23,722 billion aggregate principal amount in Government securities in the domestic market. It is expected that 39% of this amount will be issued through auctions. Between January 1, 2006 and May 31, 2006, the Government auctioned a total of Ps. 5,843.7 billion (approximately $2.4 billion) of TES. Auctions of TES are normally held on a bi-weekly basis.

The following table shows the total internal funded debt of the public sector.

Public Sector Internal Funded Debt(1)

	2001	2002	2003	2004	2005
	(billions of pesos or percentage of GDP)
Central Government(2)	Ps. 49,570	Ps. 62,077	Ps. 68,143	Ps. 78,782	Ps. 96,919
Public Sector Entities	17,908	21,410	20,631	20,584	20,509

Total Internal Debt	Ps. 67,478	Ps. 83,487	Ps. 88,774	Ps. 99,366	Ps. 117,428

As a Percentage of GDP	35.8%	41.0%	38.8%	39.1%	41.4%

Totals may differ due to rounding.

1:	Includes debt of the Government with an original maturity of one year or more, and public sector entities’ guaranteed internal debt.
2:	Starting in 2001, Central Government figures include pension bonds and constant value bonds.

Sources: General Directorate of Public Credit and National Treasury, Ministry of Finance and Public Credit; CONFIS.

Total direct internal floating debt (i.e., short-term debt with an original maturity of less than one year) of the Central Government was Ps. 2,099.2 billion ($919.0 million) at December 31, 2005.

Public Sector External Debt

As used herein, public sector external funded debt consists of long-term external debt of the Central Government and guaranteed and non-guaranteed long-term external debt of public sector agencies, departments and municipal governments and state-owned financial institutions. Long-term debt means debt with an original maturity of one year or more. Traditionally, Colombia has relied on the following six sources of external debt:

•	multilateral financial institutions, such as the IADB, the World Bank and the Andean Development Corporation;

•	commercial banks;

•	export credit institutions;

•	suppliers;

•	bilateral agreements; and

•	the capital markets, such as external bond offerings.

On December 31, 2005, debt from multilateral institutions and export credit institutions represented 39.3% of public sector external funded debt, while loans from commercial banks constituted 5.5% of the total. Since 2001, the Government has maintained the number of its external bond offerings. The amount of bonds outstanding increased from $11.56 billion, or 50.7% of public sector external debt, at December 31, 2001 to $12.39 billion, or 52.2% of public sector external funded debt, at December 31, 2005. Total public sector external funded debt decreased from $25.3 billion at December 31, 2004 to $23.7 billion at December 31, 2005.

On December 31, 2005, floating (i.e. short-term debt with an original maturity of less than one year) public sector external debt totaled $399 million. At December 31, 2005, the Central Government accounted for 87.8% of public sector external funded debt and state-owned entities, including Banco de la República, accounted for 12.2%.

The following table shows the external funded debt of the public sector by type.

Public Sector External Funded Debt by Type(l)(2)

	At December 31,
	2001	2002	2003	2004	2005
	(millions of U.S. dollars, except percentages)
Central Government(3)	$18,226	$18,038	$20,649	$22,327	$20,832
Public Entities(4)
Guaranteed	3,009	2,779	2,495	2,180	2,057
Non-guaranteed	1,585	1,350	1,029	811	827

Total External Debt	$22,820	$22,167	$24,173	$25,318	$23,716

Total Debt Service	$4,406	$4,732	$5,416	$4,031	$6,597

External Debt/GDP	27.5%	27.5%	29.9%	26.0%	19.8%
Total Debt Service/GDP	5.3	5.9	6.7	4.1	5.5
Total Debt Service/Exports	35.8	39.8	41.4	30.1	31.2

Totals may differ due to rounding.

1:	Debt with an original maturity of one year or more.
2:	Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates at December 31 of each year.
3:	Includes Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial entities.
4:	Debt with resident financial institutions is not included.

Source: Debt Database—Ministry of Finance.

Colombia’s public sector external funded debt increased by $2.4 billion from 2001 to 2004, but from 2004 to 2005 there was a $1.6 billion decrease in external funded debt. Public sector external debt as a percentage of GDP has decreased from 27.5% in 2001 to 19.8% in 2005 and external debt service as a percentage of GDP has increased from 5.3% in 2001 to 5.5% in 2005. The decrease in public sector external funded debt results from a change in funding sources of the Central Government, with more issuances of debt securities in the local market rather than in the international markets.

On December 31, 2005, Colombia’s public sector external funded debt totaled $23.7 billion, of which $20.8 billion was debt of the Central Government and $2.9 billion was debt of other public entities.

The Government’s external debt management strategy is comprised of several elements, including:

•	diversifying the Government’s sources of funding in order to reduce its vulnerability to external market disruptions;

•	focusing on multilateral sources of funding, in order to finance social infrastructure projects that involve private sector investment; and

•	minimizing interest and exchange rate risks associated with debt service through the use of derivatives.

In May 2005, Colombia and the IMF entered into a new 18-month, $613 million Stand-By Arrangement to support Colombia’s economic program through November 2006, replacing the expired two-year, approximately $2.3 billion Stand-By Arrangement entered into in January 2003. For more information concerning the Stand-By Arrangements, see “Public Sector Finance—IMF Program for 2005-2006.”

As part of Colombia’s external liability management program, the Government plans to continue to conduct liability management transactions. Specifically, the Government plans to reduce peaks in its amortization schedule for the years 2006 and 2008. In the first five months of 2006, the Government conducted the following liability management transactions:

•	In March 2006, Colombia repurchased bonds in the equivalent amount of $601 million through a cash tender offer. The objective of the cash tender offer was to reduce the financial risk in the short-term, from 2006-2011, using in part, Colombia’s own cash resources as well as approximately $306 million of proceeds received from a reopening of the Global TES Bond due 2015, which was made on March 13, 2006.

•	Between January and May 2006, Colombia prepaid $524.8 million aggregate principal amount of multilateral, syndicated and commercial loans, which are part of an external debt prepayment schedule using debt service budget.

The following table shows the external funded debt of the public sector by creditor.

Public Sector External Funded Debt by Creditor(1)(2)

	At December 31,
	2001	2002	2003	2004	2005
	(millions of U.S. dollars)
Multilaterals
IADB	$3,971	$3,681	$5,039	$4,999	$3,712
World Bank	2,022	2,359	3,234	3,496	3,892
Others	1,182	1,365	1,492	1,612	1,707

Total Multilaterals	7,175	7,404	9,766	10,107	9,311
Commercial Banks	2,823	2,191	1,769	1,631	1,313
Export Credit Institutions	697	669	637	544	417
Bonds	11,560	11,388	11,557	12,667	12,391
Foreign Governments	339	307	290	257	202
Suppliers	227	208	155	112	82
Resident Financial Institutions(4)	0	0	0	0	0

Total	$22,820	$22,167	$24,173	$25,318	$23,716

Totals may differ due to rounding.

1:	Debt with an original maturity of one year or more.
2:	Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates at December 31 of each year.
3:	Debt with resident financial institutions is not included in the public entities outstanding.

Source: Debt Registry Office—Ministry of Finance.

Early Payment of IADB Emergency Loans

In April 2005 Colombia made an early payment in the amount of U.S. $1.25 billion under its emergency loans with the IADB. In order to make the early payment, the Central Government purchased international reserves from Banco de la República using the peso proceeds of its offerings of TES bonds completed in the local market during 2004 and 2005. Banco de la República, in turn, used the pesos it received from the Central Government in connection with such purchases of international reserves to acquire TES bonds in secondary market transactions.

Following the early payment of U.S. $1.25 billion to the IADB, Colombia began negotiations with the IADB for new loans in the amount of $450 million for 2006. The proceeds of the new loans are expected to be used to finance public investment in infrastructure projects and social development programs. Disbursements in 2005 totaled approximately $350 million.

The following table shows the external funded debt of the public sector by currency.

Public Sector External Funded Debt by Currency

	At December 31, 2005(1)
	Central Government	Guaranteed	Non-Guaranteed	Total	Percentage of Total
	(millions of U.S. dollars)
U.S. Dollars	$16,474	$1,366	$717	$18,557	78.24%
World Bank Basket of Currencies(2)	199	74	0	273	1.15%
Euros	1,389	71	3	1,462	6.16%
Japanese Yen	192	95	84	370	1.56%
Unit Account(3)	941	412	0	1,352	5.70%
Pounds Sterling	172	0	0	173	0.73%
Others	1,466	40	24	1,530	6.45%

Total	$20,832	$2,057	$827	$23,716	100.0%

Totals may differ due to rounding.

1:	Preliminary. Debt with an original maturity of one year or more.
2:	Consists primarily of dollars, Yen, Swiss Francs and euros.
3:	Corresponds to the monetary unit used by the IADB in its transactions. Consists of the average of the balances of the different credits, expressed in U.S dollars.

Source: Debt Database—Ministry of Finance.

The following table sets forth the amortization schedule for principal payments on Colombia’s public sector external debt outstanding at December 31, 2005.

Public Sector External Debt Amortization Schedule(1)(2)

Signed Loans and Bonds

	Debt Outstanding at December 31, 2005(3)	2006	2007	2008	2009	After 2009
	(millions of U.S. dollars)
Multilaterals
IADB(4)	$3,712	$261	$297	$283	$295	$3,714
World Bank(4)	3,892	215	230	186	227	3,992
Others	1,707	320	270	241	187	804

Total Multilaterals	9,311	796	798	710	709	8,511
Commercial Banks	1,313	152	145	133	384	294
Export Credit Institutions	417	95	77	59	60	142
Bonds	12,391	863	596	1,327	1,064	8,537
Foreign Governments	202	20	19	21	21	171
Suppliers	82	25	20	12	11	16

Total External Debt	$23,716	$1,952	$1,656	$2,263	$2,250	$17,671

Totals may differ due to rounding.

1:	Debt with original maturity of one year or more. Amortization figures in this table include both scheduled payments on outstanding debt and projected payments on debt not yet disbursed but for which commitments have been made and are planned to be disbursed.
2:	Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates at December 31, 2005.
3:	Debt with resident financial institutions is not included in the debt outstanding.
4:	Amortization payments to the IADB and World Bank have been re-expressed using a revaluation factor based on the basket of currencies in which those debts are denominated on the date the transaction closed.

Source: Debt Database—Ministry of Finance.

Debt Record

Colombia has regularly met all principal and interest obligations on its external debt for over 60 years.

TABLES AND SUPPLEMENTARY INFORMATION

Public Debt of the Republic of Colombia

External Public Debt

Direct Funded Debt (1)

Bond Issues

Interest Rate and Title	Year of Issue	Year of Final Maturity	Currency	Principal Amount Disbursed		Principal Amount Outstanding at December 31, 2005
				(millions of original currency)		(millions of U.S. dollars)
8.700% Notes due 2016	1996	2016	USD		$200	$118
(*)7.625% Notes due 2007	1997	2007	USD		$813	542
8.375% Notes due 2027	1997	2027	USD		$250	181
9.75% Notes due 2008(2)	1998	2008	GBP		£100	172
8.625% Global Bonds due 2008	1998	2008	USD		$500	500
(*)9.75% Global Bonds 2009	1999	2009	USD		$1,265	999
11.85% Global Bonds due 2028	2000	2028	USD		$500	9
(*)11.75% Global Bonds due 2020	2000	2020	USD		$1,075	1,075
(*)11.375% Notes due 2008(2)	2001	2008	EUR		€800	564
9.75% Amortizing Notes due 2011 Guaranteed by the World Bank	2001	2011	USD		$1,000	340
11.5% Notes due 2011(2)	2001	2011	EUR		€400	427
(*)10.5% Global Bonds due 2006	2001	2006	USD		$667	464
10.0% Global Bonds due 2012	2001	2012	USD		$900	900
10.50% Global Bonds due 2010	2002	2010	USD		$507	426
(*)10.75% Global Bonds due 2013	2002	2013	USD		$750	750
(*)10.375% Global Bonds due 2033	2003	2033	USD		$635	504
8.66% Notes due 2016	2004	2016	USD		$17	17
(*)8.125% Global Bonds due 2024	2004	2024	USD		$500	1,000
(*)8.25% Global Bonds due 2014	2004	2014	USD		$500	1,000
(*)11.75% Global TES due 2010(2)	2004	2010	COP	Ps.	1,247,991	546
(*)12.000% Global TES due 2015(2)	2005	2015	COP	Ps.	1,326,252	581
3 mo. Libor +355 bps Notes due 2103	2005	2013	USD		$335	335
3 mo. Libor +180 bps Notes due 2015(2)	2005	2015	USD		$400	400
1.94% Notes due 2012	2005	2012	JPY	JPY	22,500	191
Total						$12,041

1:	Includes external-internal bonds (i.e., bonds payable in U.S. dollars, but sold in the domestic market). Includes only medium- and long-term funded debt (i.e., debt with an original maturity of more than one year). At December 31, 2005.
2:	Principal amount outstanding at December 31, 2005 was converted to U.S. dollars at the exchange rate on December 31, 2005.
(*)	Includes Reopenings.

Source: Debt Database—Ministry of Finance.

Loans from Multilateral Institutions

Lender	Interest Rate	Currency	Principal Amount Outstanding at December 31, 2005
			(millions of U.S. dollars)
World Bank	Various	Various	$3,429
IADB	Various	Various	3,134
Others	Various	Various	1.,541
Total			$8,104

Totals	may differ due to rounding.

Source: Debt Database—Ministry of Finance.

Loans from Banks and Suppliers (1)

Title	Interest Rate	Date of Agreement	Year of Final Maturity	Currency	Principal Amount Disbursed	Principal Amount Outstanding at December 31, 2005
					(millions of U.S. dollars)
Integrated Loan Facilities
Credit Agreement	Variable	Apr. 1991	2003	Various	$799.6	$0
Other Commercial Bank Loans	Various	Various	Various	Various	n.a.	539
Export Credits	2%-11.45%	Various	Various	USD, EUR	n.a.	35
Governments	0%-6.5%	Various	Various	USD, EUR,CNY	n.a.	91
Suppliers	6%-9.5%	Various	Various	USD	n.a.	22

Total						$687

n.a. = Not available. Totals may differ due to rounding. 1: Medium- and long-term indebtedness. Source: Debt Database—Ministry of Finance.
Total Outstanding Long-Term Direct External Debt	$20,832

Other External Public Sector Debt

Guaranteed Debt and Non-guaranteed Debt

Borrower	Guaranteed Debt(1)	Non-guaranteed Debt	Principal Amount Outstanding at December 31, 2005
			(millions of U.S. dollars)
Aerocivil	$0	$2	$2
Aguas y Aguas de Pereira	10	0	10
Bancoldex	0	24	24
Bogotá D.C.	209	100	309
C.A.M.B. Acuamanga	2	0	2
C.A.R.	34	0	34
Chec	4	0	4
Corelca	0	0	0
Departamento de Antioquia	31	0	31
Distrito Turístico de Cartagena	55	0	55
Departamento de Cundinamarca	18	0	18
E.A.A.B. ESP	114	0	114
E.E.E.B. - ESP	10	0	10
E.P.M. de B/Manga	0	1	1
E.P.M. de Medellín	342	115	457
E.T.B.	0	2	2
E.T.B. Barranquilla	0	6	6
E.T.M.V.A. Metro	453	0	453
Ecopetrol	0	56	56
Emcali	112	24	136
FEN	7	286	294
Findeter	82	0	82
Fondo Nacional del Café	0	75	75
ICA	1	0	1
IFI	0	23	23
ISA	124	1	125
Isagen S.A.	212	38	250
Icfes	4	0	4
Incora	0	0	0
INVIAS	79	0	79
Municipio de Cali	8	0	8
Municipio de Medellín	10	0	10
Municipio de Pasto	5	0	5
Sena	1	0	1
Telearmenia	0	2	2
Colombia Movil S.A E.S.P	0	68	68
Telehuila	0	1	1
Telenarino	0	2	2
Urra S.A.	127	0	127

Total	$2,057	$827	$2,884

Totals may differ due to rounding.

1:	Medium- and long-term indebtedness. At December 31, 2005, the Republic had no outstanding guarantees of floating external public sector debt.

Source: Debt Database—Ministry of Finance.

Internal Public Debt

Direct Debt(1)

Bond Issues and Banco de la República

Description	Year of Final Maturity	Interest Rate	Principal Amount Outstanding at December 31, 2005
			(millions of pesos)
Treasury Bonds	Various	Various	Ps.77,906,784
Pension Bonds	Various	Various	6,851,485
Fogafin Bonds	Various	Various	2,844,640
Law 546 Bonds(2)	Various	Various	1,703,494
TRD	Various	Various	3,492,877
Peace Bonds	Various	Various	1,283,174
Constant Value Bonds	Various	Various	1,745,521
Security Bonds	Various	Various	4,936
Banco Agrario	Various	Various	823,860
Other Bonds	Various	Various	67.1
Other Assumed Debt	Various	Various	215.6
Other	Various	Various	113.3
Total			Ps.96,657,167

Totals may differ due to rounding.

1:	Total as of December 31, 2005. The Republic had Ps.2,099,168 million outstanding in short term direct internal debt at December 31, 2005.
2:	Includes Law 546 and debt reduction bonds.

Source: Debt Registry Office—General Directorate of Public Credit—Ministry of Finance. www.minhaicenda.gov.co – Public Credit- TES - Ministry of Finance

Internal Public Debt

Guaranteed Debt(1)

Principal Amount Outstanding at December 31, 2005
(millions of dollars)
Emcali	$8.3
ESSA	2.1
Urra S.A.	16.3

Total	$26.7

1:	Medium- and long-term indebtedness. At December 31, 2005, the Republic had no outstanding guarantees of floating public sector internal debt.

Source: Ministry of Finance.